Exhibit 99.3

MANAGEMENT PROPOSAL

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF

SUZANO S.A.

TO BE HELD CUMULATIVELY

EXCLUSIVELY DIGITALLY

ON APRIL 23, 2026

Exhibit 99.3

TABLE OF CONTENTS

I. Information on matters subject to resolution	3
I. Annex I - Officers’ Comments (Section 2 – RCVM 80/22)	17
II. Annex II - Allocation of the Net Profit (Annex A – RCVM 81/22)	78
III. Annex III - Information regarding the Management (Section 7 – RCVM 80/22)	85
IV. Annex IV- Management Compensation (Section 8 – RCVM 80/22)	115
V. Annex V - Details of origin and justification of the amendments to the Bylaws, with analysis of its legal and economic effects and a copy of the Bylaws with the highlighted amendments (Article 12 – RCVM 81/22)	196
VI. Annex VI - Restated Bylaws	197
VII. BYLAWS	197
VIII.	197
IX. SUZANO S.A.	197
The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law 6,404, dated as of December 15, 1976 (“Brazilian Corporation Law”) and CVM Resolution No. 81, dated as of March 29, 2022, as amended (“RCVM 81/22”).

Exhibit 99.3

I.Information on matters subject to resolution

Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) introduces to the Shareholders the following proposals to be subject to resolution at the Annual General Meeting (“AGM”) and Extraordinary General Meetings (“EGM”), to be held cumulatively on April 23, 2026, at 10:00 a.m., exclusively digitally pursuant to RCVM 81/22 (“AEGM”).

The Management highlights that holding of the AGM on the first call will occur with the attendance of at least one quarter (1/4) of the share capital, and the EGM, on the first call with the attendance of at least two thirds (2/3) of the share capital.

Shareholders, or their representatives, under the law, may attend the Company’s AEGM by (i) accessing the “TEN Meetings” Digital Platform, provided by the Company, or (ii) submitting a Remote Voting Ballot (“RVB”) in advance, in accordance with CVM Resolution 80/22. Further guidance and information for shareholder participation in the AEGM are detailed in the Company’s Attendance Manual.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Annexes.

(1) To take the management accounts for the fiscal year ended on December 31, 2025, and to examine, discuss and vote on the financial statements of the Company for the fiscal year ended on December 31, 2025, and to review the management report for said fiscal year.

The Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all for the fiscal year ended on December 31, 2025, followed by the independent auditor’s report, the Opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee are available on the Company’s website www.suzano.com.br/ri, the Brazilian Securities and Exchange Commission (“CVM”) www.cvm.gov.br and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) www.b3.com.br.

The individual and consolidated Financial Statements and the Company’s Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors, with favorable statements from the Audit Committee at a meeting held on February 04, 2026, and from the Fiscal Council at a meeting held on February 10, 2026. These statements are available at the same above-mentioned electronic addresses.

Exhibit 99.3
The other information and the management comments on the Company’s financial situation in compliance with Section 2 of the Reference Form are included in this Proposal in accordance with Annex I.

(2) To resolve on the allocation of net income for the fiscal year ended on December 31, 2025, and the distribution of dividends.

In the fiscal year ended on December 31, 2025, as evidenced in the Company’s Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, it was calculated a net profit of thirteen billion, four hundred and eight million, one hundred and eighty-nine thousand, two hundred and seventy-two reais and ninety-four cents (BRL 13,408,189,272.94).

The Company’s Management proposes the allocation of the net income calculated in the year ended on December 31, 2025, in accordance with the resolution of the Board of Directors’ Meeting held on March 19, 2026, being allocated: (i) to the Legal Reserve, the amount of six hundred and seventy million, four hundred and nine thousand, four hundred and sixty-three reais and sixty-five cents (BRL 670,409,463.65), pursuant to paragraphs 1 and 2 of article 193 of the Brazilian Corporation Law; and (ii) to the Tax Incentives Reserve, the amount of two hundred and fourteen million, five hundred and fifty-four thousand, eight hundred and sixty reais and ten cents (BRL 214,554,860.10), in accordance with article 195-A of the Brazilian Corporation Law.

From the adjusted net profit, corresponding to twelve billion, five hundred and twenty-three million, two hundred and twenty-four thousand, nine hundred and forty-nine reais and nineteen cents (BRL 12,523,224,949.19), it is proposed (i) as a distribution of dividends, the amount of one billion, three hundred and eighty-five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 1,385,627,858.70), in the manner described below; (ii) to allocate to the Capital Increase Reserve, the amount of ten billion, one hundred and twenty-eight million, four hundred and eighty-five thousand, five hundred and eighty-nine reais and seventy-two cents (BRL 10,128,485,589.72), pursuant to letter “d” of Article 26 of the Bylaws; and (iii) allocate to the Special Statutory Reserve the amount of one billion, one hundred and twenty-five million, eight hundred and eighty-six thousand, six hundred and thirty-two reais and twenty-nine cents (BRL 1,125,886,632.29), pursuant to letter “d” of Article 26 of the Bylaws, after carrying out the asset valuation adjustment recorded in the fiscal year in the amount of one hundred and sixteen million, two hundred and eight thousand, two hundred and fifty-two reais and sixty-one cents (BRL 116,208,252.61) from the reversal of prescribed dividends, in the amount of five hundred and sixty-six thousand, eight hundred and seventy-eight reais and ninety-one cents (BRL 566,878.91).

As stated above, the Management proposes the distribution of mandatory minimum dividends in the total amount of one billion, three hundred and eighty-five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 1,385,627,858.70), wherein: (i) the amount of one billion three hundred and eighty million reais (BRL 1,380,000,000.00) was declared at the Board of Directors Meeting held on December 10, 2025,

Exhibit 99.3
and paid on February 4, 2026, as of interim dividends, declared against retained earnings, calculated based on the Company’s quarterly balance sheet, dated September 30, 2025 (“Interim Dividends”); (ii) the amount of five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 5,627,858.70), to be declared at the AEGM as additional dividends, will be paid by December 31, 2026, in Brazilian currency, based on the closing shareholding position of the B3 S.A. – Brasil, Bolsa, Balcão, trading session on April 29, 2026, without adjustment or monetary correction. The Company’s shares will begin trading “ex-dividends” from and including April 30, 2026 (“Additional Dividends”).

The declared interim dividends were imputed to the mandatory minimum dividend for the fiscal year ended on December 31, 2025, pursuant to article 202 of the Brazilian Corporation Law and article 28 of the Bylaws.

In accordance with article 6-A, paragraph 3, sub-items I and II of Law No. 15,270, dated as of November 26, 2025 (“Law No. 15,270/25”), dividends declared up to December 31, 2025, are not subject to income tax. Thus, the Interim Dividends, in the amount of one billion, three hundred and eighty million reais (BRL 1,380,000,000.00), are not subject to income tax.

In turn, the Additional Dividends, in the proposed amount of five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 5,627,858.70), may be subject to withholding income tax, as well as income tax, under Law No. 15,270/25 and applicable law.

The Management proposes to You the allocation of the net profit for the year ended on December 31, 2025, under Annex II of this Management Proposal, pursuant to Annex A of RCVM 81/22.

(3) Define the number of members that will comprise the Company’s Board of Directors.

According to Article 12 of the Company’s Bylaws, the Board of Directors is composed of five (5) to ten (10) members, elected by the General Meeting, who must appoint from their number the Chairman and up to two (2) Vice-Chairmen.

Without prejudice to the adoption of a separate election procedure, as the case may be, the Company’s management proposes the Board of Directors to be composed of nine (09) effective members, all with a term of office of two (2) years, with extension of the term of office permitted until investiture of the new members that may be elected as provided for in the Company’s Bylaws and in the Brazilian Corporation Law.

(4) Decide on the election of members of the Company’s Board of Directors.

Exhibit 99.3
Following the directions contained in Official Letter/Annual – 2026 – CVM/SEP (“Official Letter”), the Company clarifies that, once the number of members to compose Suzano’s Board of Directors as above, “the shareholders may be required to express whether they wish to proceed with the multiple voting system, if this has already been required under the law, or to adopt a separate voting, thus waiving the request of multiple voting, without prejudice to, if applicable, both procedures being adopted”.

The Company also clarifies that under the guidance in the same Official Letter, if occurs at the AEGM the “adoption of multiple voting system cumulated with the request of separate voting, the election of directors according to this latter system must be prior to the election by multiple voting, as only after carrying out the separate voting it will be possible to identify the number of remaining offices and, accordingly, calculate the multiple voting ratio”.

In addition to the foregoing clarifications, the Company highlights below specific guidance applicable to the separate voting and multiple voting systems, which must also be followed by the Company’s shareholders, if applicable.

Separate voting

Article 141, paragraphs 4 and 5 of the Brazilian Corporation Law ensures to the holders of at least ten per cent (10%) of the Company’s shares (excluding controlling shareholders and treasury shares), in line with the guidance of Official Letter (see CVM Proceeding No. RJ2005/5664), the right to elect in a separate voting, one (1) member of the Board of Directors.

We clarify, however, that under article 141, §6 of the Brazilian Corporation Law, only shareholders who prove the uninterrupted ownership of the required shareholding interests during the period of at least three (3) months immediately prior to the holding of the AEGM may participate in the separate voting for member of the Company’s Board of Directors.

In this regard, the shareholder who wishes to request the adoption or participate in the separate election of a member of the Board of Directors: (i) in case of attending the AEGM through a digital platform to be made available by the Company, they must submit to the Company, with the other documents required for their participation in the meeting, the proof of uninterrupted ownership of the shares during the period of at least three (3) months prior to holding of the AEGM, issued by the competent entity not prior to April 17, 2026 (that is, until four (4) business days before the AEGM date); or (ii) in case of participation through absentee ballot sent directly to the Company, must forward, through the path indicated in the absentee ballot, the proof of uninterrupted ownership of the shares, issued by the competent entity not prior to April 19, 2026, it being certain that such proof will only be considered valid if received through the path mentioned above by 9:00 a.m. on April 23, 2026 (that is, one (1) hour before holding of the AEGM); and (iii) in case of participation through absentee ballot delivered to the Bookkeeping Agent or Custodian, as directed in the Official Letter, presentation of the documents that prove the uninterrupted ownership of shares will be waived.

Exhibit 99.3
Multiple Voting

We remind that, in accordance with CVM Instruction 70, dated March 22, 2022 (“RCVM 70”), the minimum interest in the voting capital required for adopting a multiple voting procedure is five percent (5%).

Any requests for adopting a multiple voting procedure in the election of members of the Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours prior to the date of the AEGM called herein, or requested through absentee ballot.

In the multiple voting procedures, each share will have as many votes as there are positions to be filled, and the shareholder may concentrate them on one candidate or distribute them among several candidates.

For further instructions on the voting and participation procedures at the AEGM, including, without limitation, regarding access to the foregoing digital platform, please see the Shareholder’s Manual presented to CVM on the date hereof, through the Periodic Information System (IPE), which is available to shareholders at the Company’s head office, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Appointed Candidates

If it is resolved by the composition of the Board of Directors as proposed by the Management, the Management proposes, for a majority election, the election of the board composed by the nine (09) candidates appointed below.

Candidate	Position
David Feffer	Chairman
Daniel Feffer	Vice-Chairman
Nildemar Secches	Vice-Chairman
Gabriela Feffer Moll	Director
Maria Priscila Rodini Vansetti Machado	Independent Director
Paulo Rogerio Caffarelli	Independent Director
Paulo Sergio Kakinoff	Independent Director
Rodrigo Calvo Galindo	Independent Director
Walter Schalka	Director

In the event of a separate election, the shareholders present at the AEGM, and who participate in the majority election system, will define the candidate who will no longer be part of the slate.

The Company’s Appointment and Compensation Committee analyzed the independence criteria established in article 16 of the B3 Novo Mercado Regulations and in RCVM 80/22 with respect to Messrs. (i) Maria Priscila Rodini Vansetti Machado; (ii) Paulo Rogerio Caffarelli; (iii) Paulo

Exhibit 99.3
Sergio Kakinoff; and (iv) Rodrigo Calvo Galindo, concluding that the aforementioned candidates qualify as independent. Thus, based on the analysis carried out by the aforementioned Committee, the Board of Directors, at a meeting held on March 19, 2026, resolved on the independence of the aforementioned candidates.

In this regard, the management proposes to the AEGM the approval of the classification of such candidates according to the rules established in the B3 Novo Mercado Regulations and in RCVM 80, and their consequent characterization as independent directors.

Further, according to item 3.1.1. of the Appointment Policy of the Company, and in compliance with the best corporate governance practices, the candidate Mr. Paulo Rogerio Caffarelli classifies as risk expert, in view of his proven experience in risk and compliance leadership and management positions.

For further information on this matter, please see the document contained in Annex III of this Proposal, prepared under Section 7 of the Reference Form.

(5) If the Fiscal Council is established, to set the number of members comprising the Fiscal Council.

As provided for in Article 24 of the Company’s Bylaws, the Fiscal Council does not work permanently and is established only upon request of the shareholders, according to the applicable legislation. Once established, the Fiscal Council is composed of three (3) to five (5) effective members and an equal number of alternates.

Furthermore, pursuant to sub-item I-A of article 5 of CVM Resolution 81, the request for the establishment of the Company’s Fiscal Council may be made by Shareholders of the Company who own at least two percent (2%) of the total common shares of the Company, in accordance with the provisions of article 4 of CVM Resolution No. 70, dated as of March 22, 2022, as amended.

If the Fiscal Council is established, the Management supports that the Fiscal Council is composed of three (3) effective members and an equal number of alternates.

(6) If the Fiscal Council is established, resolve on the election of its members.

As per the communication sent to the Company by Dynamo Administração de Recursos Ltda. on March 04, 2026, as trustee of investment funds holding outstanding shares issued by the Company, Messrs. Eraldo Soares Peçanha and Kurt Janos Toth, as candidates to effective and alternate members, respectively, to participate in the separate election of the Fiscal Council, pursuant to Article 161, §4 of the Brazilian Corporate Law.

In view of the nomination by the minority shareholder above, should the Fiscal Council be established, the Management supports the election of Messrs. Luiz Augusto Marques Paes and

Exhibit 99.3
Rubens Barletta, as effective members, whose respective alternates shall be Messrs. Luciano Douglas Colauto and Roberto Figueiredo Mello, all appointed by the Company’s controlling shareholders.

For further information on this matter, please see the document contained in Item III of this Proposal, prepared under Section 7 of the Reference Form.

(7) To set the overall annual compensation of the management and Fiscal Council, if established, of the Company.

It is proposed to the Company’s Shareholders at the AEGM, under article 152 of the Brazilian Corporation Law, the approval of the global annual amount of up to one hundred and thirty-six million, two hundred and seventy-five thousand, five hundred and thirty-one reais and thirty-six cents (BRL 136,275,531.36) as Management’s compensation (Board of Directors (including activities as member of the Board of Directors and as member of the Advisory Committees, as the case may be) and Statutory Board of Officers) and members of the Fiscal Council of the Company, if established, for the fiscal year of 2026, in compliance with the current legislation and the Company’s Bylaws:

Proposed compensation for the fiscal year of 2026	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Fixed compensation and Benefits	BRL 21,325,618.63	BRL 18,223,726.13	BRL 1,256,744.75	BRL 40,806,089.51
Short-Term Variable Compensation	BRL 0.00	BRL 35,440,779.44	BRL 0.00	BRL 35,440,779.44
Share-based	BRL 9,919,949.17	BRL 49,032,871.13	BRL 0.00	58,952,820.30
Post-employment	BRL 0.00	BRL 1,075,842.12	BRL 0.00	BRL 1,075,842.12
Total compensation	BRL 31,245,567.80	BRL 103,773,218.81	BRL 1,256,744.75	BRL 136,275,531.36

Notes
(1) The corresponding amounts exclude taxes and charges borne by the Company, levied on the compensation, as directed in the Official Letter.
(2) Benefits include direct, indirect, and post-employment benefits.
(3) The amounts provided for the Board of Officers’ short-term variable compensation are based on the possibility of exceeding the target.
(4) The share-based compensation is composed of 79% of competence acquired due to the vesting of the long-term incentive program and 21% of amounts arising from estimates of new grants. The value does not represent actual financial gains.

Exhibit 99.3

It should be highlighted that the annual global amount proposed above refers to an estimate of the aggregate maximum funds that may be spent by the Company with the compensation of its managers (including portions of compensation and eventual benefits) in the period comprised between January and December 2026, in line with the period covered by the Reference Form (fiscal year) referred to in RCVM 81/22.

As an estimate, even if based on criteria, shares value projections and values known at the time of its assessment (e.g., fixed compensation value), such proposed annual global amount is subject to unforeseeable circumstances or not yet definitive on the date of its approval, mainly as a result of the following events: (i) appreciation (or depreciation) of the quotation of shares issued by the Company, impacting the share-based compensation portion; and (ii) possible dismissal of members of the statutory board with the corresponding payment of severance resulting from the dismissals.

Proposed compensation for the fiscal year of 2025 x Proposed compensation for the fiscal year of 2026:

The overall compensation expected, without taxes and charges, for the fiscal year of 2026 represents a 23% reduction compared to the amount proposed for the fiscal year of 2025 of one hundred and seventy-six million, six hundred and forty-three thousand, thirty-four reais and forty-two cents (BRL 176,643,034.42).

Values in thousands

-40,367
(-23%)
176,643
136,276
2,684
-36,994
-6,057
Management and Fiscal Council Compensation approved for fiscal year 2025
Salary Adjustments
Variable Compensation
Other Effects
Management and Fiscal Council Compensation proposed for fiscal year 2026

Exhibit 99.3

This reduction is justified by the following factors indicated below:

Salary adjustment: (i) salary update due to market growth;
Variable compensation: (i) more challenging stock market scenario; (ii) accounting write-off of programs aimed at executives whose goals and vesting periods have been met.
Other Effects: in the previous fiscal year, there was a provision for contractual arrangements due to the resignation of board members, which is not the case in the current fiscal year.

Proposed compensation for the fiscal year of 2025 x Compensation paid in the fiscal year of 2025:

The Company had in the fiscal year of 2025 a global expense with the Management’s compensation (Board of Directors and Board of Officers) and with the members of the Fiscal Council in the amount, net of taxes, of one hundred and twenty-nine million, four hundred and thirty-five thousand, eight hundred and thirty-seven reais and thirty-four cents (BRL 129,435,837.34) versus the global amount, net of taxes, of one hundred and seventy-six million, six hundred and forty-three thousand, thirty-four reais and forty-two cents (BRL 176,643,034.42) approved at the 2025 Annual General Meeting for such year, therefore representing forty-seven million, two hundred and seven thousand, one hundred and ninety-seven reais and eight cents (BRL 47,207,197.08) less than originally approved. Below are the main effects that justify the variation:

Values in thousands
-47,207
(-27%)
176,643
-3,445
-6,650
-37,112
129,436
Management and Fiscal Council Compensation approved for fiscal year 2025
Salary Adjustments
Variable Compensation STI
Variable Compensation LTI
Management and Fiscal Council Compensation paid in fiscal year 2025

Exhibit 99.3

Salary Adjustment: (i) salary adjustment made below the forecast, (ii) effects resulting from changes in the structure of the management.
Variable Compensation STI: variation considering the final calculation of the program. Variable Compensation LTI: (i) variation in the expected target share price compared to the realized price for the period and (ii) reversal of the provision for share programs, due to the departure of executives from the statutory board of officers.

Compensation paid in the fiscal year of 2025 x Proposed compensation for the fiscal year of 2026

The Company had in the fiscal year of 2025 a global expense with the Management’s compensation (Board of Directors and Board of Officers) and with the members of the Fiscal Council in the amount, net of taxes, of one hundred and twenty-nine million, four hundred and thirty-five thousand, eight hundred and thirty-seven reais and thirty-four cents (BRL 129,435,837.34) versus the global amount, net of taxes, of one hundred and thirty-six million, two hundred and seventy-five thousand, five hundred and thirty-one reais and thirty-six cents (BRL 136,275,531.36) as submitted for approval to the Annual General Meeting, representing, therefore, six million, eight hundred and thirty-nine thousand, six hundred and ninety-four reais and two cents (BRL 6,839,694.02) more than in the fiscal year of 2025. Below are the main effects that justify the variation:

Exhibit 99.3

Salary Adjustment: (i) periodic salary updates and (ii) effects resulting from changes in the structure of management.
Short-Term Variable Compensation: considers (i) the possibility of exceeding the target and (ii) the readjustment of amounts, considering market practice.
Long-Term Variable Compensation: effects resulting from changes in the structure of management.
Other Effects: in the previous fiscal year, there was the execution of contractual arrangements due to the resignation of board members, which is not the case in the current fiscal year.

Compensation Strategy

The fixed and variable compensation of the Company’s management are established pursuant to the market standards, through research conducted by renowned consulting companies specialized in the subject, and are detailed in Annex IV of this Proposal, under Section 8.1 of the Reference Form and RCVM 81/22.

The compensation of the Company’s management aims at matching the alignment of managers with the shareholders’ purposes and strategy and sustainability of the Company while seeking to adjust such executives and retain and reward high performance professionals, with proper skills and market experience, and encouraging a meritocratic culture. For that, it seeks to equate the managers’ responsibilities, time spent on their duties, the expertise, professional reputation and value of their services in the market with the fees proposed and analyzed by the Appointment and Compensation Committee.

As is market practice and in accordance with the managers’ objectives, the compensation structure includes fixed and variable components, the latter covering the Company’s short-, medium- and long-term incentives. Both parts of the variable compensation are designed to align the executives with the shareholders’ purposes and the Company’s sustainability.

The variable compensation to which the Company’s Management may be entitled corresponds, with regard to the Board of Directors, to the Performance Shares Plan; and, with regard to the Statutory Board of Officers, to short-term incentive plans as a way of rewarding the achievement of targets that support the Company’s short-term strategy and long-term incentives through the Phantom Shares Grant Plan, the Performance Shares Grant Plan. The long-term incentive plans reward managers for achieving results that support the medium and long-term strategic objectives and the creation of value for stakeholders, through the appreciation of the Company’s shares.

For further information on this matter, please see the document contained in Annex IV of this Proposal, under Section 8 of the Reference Form and RCVM 81/22.

Exhibit 99.3
(8) To resolve on amending article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose, in order to include the activity of extracting and exploiting, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

The management proposes adding a new activity to its corporate purpose in order to include the activity of extraction and exploitation, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

This supplement to the Bylaws aims to make explicit the activity carried out by the Company as a complementary activity, which contributes to the exploitation of the Company’s main corporate purposes, without such supplement representing a substantial modification of its corporate purpose.

In this regard, the Company’s management clarifies that the change does not create grounds for exercising the right of withdrawal by dissenting shareholders of the Company due to its approval, as it does not represent a substantial change in its core business capable of giving rise to such a right, in accordance with the understanding of the CVM Board decisions in a decision issued on October 13, 2015 regarding Process RJ2015/3074 and August 4, 2004, regarding Process RJ20023/5457.

(9) To resolve on the amendment of the Company’s Bylaws, in order to reflect the amendment of its Article 5, due to the capital increase, carried out within the limit of the authorized capital, approved at the Board of Directors’ Meeting held on December 10, 2025.

Due to the capital increase operation of five billion reais (BRL 5,000,000,000.00), through the capitalization of a balance from the Capital Increase Reserve and part of the balance of the Company’s Investment Reserve, without the issuance of new shares, approved at the Company’s Board of Directors’ Meeting, held on December 10, 2025, the Company’s Management proposes the amendment of the head provision of Article 5 of the Company’s Articles of Association to reflect the new amount of the Company’s share capital, which increased from nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book-entry and without par value, for twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 24,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book-entry and without par value.

For more information on this matter, see the document in Annex V of this Proposal.

Exhibit 99.3

(10) To resolve on the restatement of the Company’s Bylaws, due to the changes described in items (8) and (9) above.

Whereas: (i) the proposed amendment to the Company’s corporate purpose to include new complementary activities to be performed by Suzano, should the resolution described in item 8 above be approved; and (ii) the increase in the Company’s share capital, without the issuance of new shares, approved at a Board of Directors’ Meeting held on December 10, 2025, should the resolution described in item 9 above be approved, the Company’s Management proposes the approval of the restated version of the Company’s Bylaws, in order to reflect the changes in its Articles 4 and 5, to reflect the new corporate purpose and the new amount of share capital.

The Bylaws’ restated version is attached to this proposal as Annex VI, under article 12 of RCVM 81/22.

(11) To authorize the Company’s management to take all measures that are necessary to completion of the approved matters, in accordance with the applicable law.

It is proposed to authorize the Company’s management to adopt all measures and perform all acts necessary for the implementation and completion of the matters on the agenda of this AEGM.

Additional Information and Where to Find It

The documents provided in the Brazilian Corporation Law and RCVM 81/22 were submitted to CVM on the date hereof, through the Periodic Information System (IPE) and are available to shareholders at the Company’s head office, on its investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

Reinforcing its commitment to sustainability, Suzano informs that on this date, it made available at the Company’s Sustainability Center and on its institutional website the main indicators, policies and positions regarding the sustainability topic.

The Company also annually discloses its non-financial information based on internationally recognized reporting frameworks and regulations, such as CVM Resolution No. 59 dated as of December 22, 2021, Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), in accordance with the guidelines of Climate-Related Disclosures (IFRS S2, of the International Financial Reporting Standards S2), published by the International Sustainability Standards Board - ISSB, which incorporated the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

In 2026, the Company continues seeking to orient votes at Meetings by publishing such information before delivery of the Management Proposal to the Annual and Extraordinary

Exhibit 99.3
General Meetings. The Sustainability Report, with data corresponding to the 2025 performance, can be accessed through the links: https://www.suzano.com.br/sustainability-reports/2025-sustainability-report and https://centraldesustentabilidade.suzano.com.br/en/.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations

Exhibit 99.3
I.Annex I - Officers’ Comments (Section 2 – RCVM 80/22)

The Company’s consolidated annual information, which is presented throughout item 2 of the Reference Form, was prepared in accordance with the rules of the Brazilian Securities and Exchange Commission (CVM) and the Accounting Pronouncements Committee (CPC) and is in compliance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company’s audited consolidated interim financial information, which is also presented throughout item 2 of the Reference Form, was prepared in accordance with IAS 34 – Interim Financial Reporting issued by the IASB and with the accounting practices adopted in Brazil for interim financial statements (Technical Pronouncement - CPC 21 – “Interim Financial Information”). The data contained in this document were obtained from the financial information made available to the CVM. The Company also informs that, unless otherwise indicated, the information contained in section 2 of the Reference Form was prepared in millions of reais and the balances may differ due to rounding used to maintain the consistency of the document.

The Company’s individual and consolidated financial statements will be available on the Company’s website (https://ri.suzano.com.br/), on the CVM website (www.cvm.gov.br) and on the B3 S.A. website - Brasil, Bolsa, Balcão (www.br.com.br).

2.1. Officers’ Comments

a)General financial and equity conditions

The Board of Officers believes that the Company has sufficient financial and equity conditions to meet its short- and medium-term obligations. The Company has focused its efforts on seeking credit facilities with longer terms and more competitive costs.

For the fiscal years ended on December 31, 2025, and December 31, 2024, the Company recorded a net profit of BRL 13,437.69 million and a net loss of BRL 7,044.7 million, respectively. The variations in the Company’s 2025 profits and losses are mainly due to the positive financial income of BRL 9,762.2 million in the 12-month period ended in 2025 compared to the negative financial income of BRL 28,802.1 million in the 12-month period ended in 2024, substantially due to the positive result of the exchange rate variation and the increase in net revenue. These effects were partially offset by an increase of R$ 6.488 billion in the Cost of Sold Products (CPV), reflecting higher volumes and operating costs in the period.

Adjusted EBITDA for the twelve-month period ended on December 31, 2025 was BRL 21,736.3 million, while for the twelve-month period ended on December 31, 2024 it was BRL 23,849.2 million. Cash generation, measured by EBITDA, for the twelve-month period ended on December 31, 2025, primarily reflects: the lower average net price of pulp in Dollars by the higher sales volume and the appreciation of the average Dollar against the Brazilian Real; (c). Adjusted EBITDA was calculated considering Earnings Before Interest, Taxes, Depreciation and Amortization, less adjustments for exceptional items, as detailed in item 2.5 of the Reference Form.

Exhibit 99.3
The Company’s net equity for the year ended on December 31, 2025, was BRL 43,952.2 million and for December 31, 2024, it was BRL 32,415.6 million. The variation occurred mainly due to the period’s movement caused by Accumulated results of BRL 13,437.7 million.

As of December 31, 2025, the Company had a cash and cash equivalents position and cash equivalents of BRL 25,432.2 million, and as of December 31, 2024, it was BRL 22,382.3 million. As of December 31, 2025, net debt was BRL 69,369.0 million (US$ 12,607.1 million) versus BRL 79,053.2 million (US$ 12,766.4 million) observed on December 31, 2024. The main factor for the reduction in net debt in Brazilian currency was the exchange rate variation during the period.

In 2025, the Company reduced its net debt in dollars by 1%, ending the year with leverage of 3.2x in dollars, measured by net debt/adjusted EBITDA for the last twelve (12) months. As of December 31, 2024, the index was 2.9x in Dollars.

b)capital structure

The Board of Officers understands that, as of December 31, 2025, the Company’s capital structure, as described and detailed below, presents adequate levels of leverage. The Board of Officers constantly monitors the relationship between the Company’s equity and debt capital, aiming to maintain a relationship that provides a greater return on capital invested by the Company’s shareholders, without depreciation of its liquidity, and ensuring the sustainability of its business in the long term.

The percentage of capital composed of shareholders’ equity (Net Equity divided by Liabilities and Total Net Equity) was 26.2% as of December 31, 2025.

The percentage of capital composed of debt capital (Current Liabilities divided by Total Liabilities and Net Equity) was 73.8% as of December 31, 2025.

There is no provision in the Company’s Bylaws for the redemption of shares.

Historically, the Company finances its transactions from a combination of funds arising from: (i) its operating activities; (ii) investments from its shareholders; and (iii) loans and financing obtained from the financial market.

	Consolidated (amounts expressed in thousands of reais)

	12/31/2025	AV% (1)	12/31/2024	AV% (1)
Third-party capital (current and non-current liabilities)	123,983.3	73.83%	133,520.5	80.47%
Shareholders’ equity (net equity)	43,952.2	26.17%	32,415.6	19.53%
Total Capital (third-party + shareholders’ equity)	167,935.5	100%	165,936.1	100%
(1) vertical analysis

Exhibit 99.3

c)Payment capacity with respect to financial commitments undertaken

The Company’s fundraising and cash management policy is guided by the concept of “liquidity horizon”, which provides a measure of the time during which available cash resources, added to operating cash flow and funds from contracted but undisbursed financing, estimated under unfavorable market conditions, are able to support the payment of all contracted obligations for the period, including all principal and interest amortizations of short-term financing.

The available cash balance as of December 31, 2025, was BRL 32,448 million – BRL 25,432 million in cash and BRL 7,016 million in stand-by facilities (i.e., credit facilities available for immediate use), so it is able to support the next three (3) years of long-term debt, which total BRL 16,837 million. Below is a graphical representation of the amortization schedule for the fiscal year 2025.

For maturities beyond these periods, we must consider an estimate of operating cash flow generation. More information on the Company’s long-term debt-to-cash ratio is shown in item 2.1(f) below.

Therefore, the Board of Officers is committed to maintaining the Company’s economic and financial balance, and for this purpose, it relies on existing funds, operating cash flow generation, access to capital markets and financing at competitive costs, as well as several alternatives analyzed by the Company whenever necessary. The Company’s officers believe that operating cash flow, plus available funds, is sufficient to meet the contracted financial commitments.

In the fiscal year ended on December 31, 2025, and in the fiscal year ended on December 31, 2024, the Company fully met its commitments.

Exhibit 99.3
d)Sources of financing for working capital and for investments in non-current assets used

The Company raises funds, when necessary, through financial agreements, which are used to finance the Company’s working capital needs and short- and medium-term investments, as well as to maintain cash availability at a level that the Company believes is appropriate for the performance of its activities.

Working capital financing, as shown in the Financing and Loans section in item 2.1(i), was carried out via export financing transactions, which allow the matching of export receipts with the payment flows of these financings, bringing as an additional advantage the protection of export receivables against the risk of exchange rate variation, and through forfaiting transactions and letter of credit discounts, when appropriate.

For project financing, the Company has contracted loans from development banks and other project-focused financing institutions that offer competitive conditions, including principal and interest repayment terms compatible with the projects’ cash flow returns, in order to prevent their implementation from straining the Company’s repayment capacity.

The Company has also used, as financing alternatives, the issuance of Senior Notes (bonds) carried out in 2025 and in previous fiscal years, as well as the placement of debt securities in the international market and debentures in the domestic market.

e)Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company has a high level of liquidity and consistent internal cash generation, which, together with access to the capital market, as indicated in items “2.1.a” and “2.1.b”, are sufficient to satisfactorily meet its short- and medium-term commitments.

If there are any mismatches between available funds and amounts due in the short term, the Company may contract new credit facilities for working capital and investments, with these credit facilities being handled on a case-by-case basis.

f)Debt levels and characteristics of such debt

(i)relevant loan and financing agreements

The Company’s consolidated financing and loans for the period ended on December 31, 2025, and for the fiscal year ended on December 31, 2024, had the following sources (in thousands of Reais):

Exhibit 99.3
With regard to the relevant loan and financing agreements described above, the Board of Officers points out that:

a)     If the Long-Term Interest Rate (“TJLP”) exceeds 6% per year, the excess portion is included within the principal and subject to interest. Transactions subject to the Long-Term Rate (“TLP”) are composed of the IPCA and a fixed interest rate from BNDES.

b)    Loans and financing are secured, depending on the agreement, by (i) mortgages on the factory; rural properties; (iii) fiduciary assignment of the asset being financed; (iv) shareholder’s guarantee; and (v) bank guarantee (surety).

c)    Consider the balance of interest related to outstanding credit balances and other debts of affiliates.

d)    In March 2017, Suzano Austria issued Senior Notes in the amount of US$ 300 million due on March 16, 2047, with half-yearly interest payments of 7.00% per year and a final return for investors of 7.38% per year. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$ 456 million and, through Suzano Austria, reopened Senior Note issues in the amounts of (i) US$ 200 million, due on July 14, 2026, with interest at 4.62% per annum, payable half-yearly in January and July, and (ii) US$ 200 million due on March 16, 2047, with interest at 6.30% per annum, payable half-yearly in March and September. In September 2018, there was a new issuance of Senior Notes, in the amount of US$ 1.0 billion, with interest of 6.00% per year and due in 2029. In November 2018, Suzano Austria reopened the issuance of Senior Notes due on March 16, 2047, in the amount of US$ 500 million, with interest corresponding to 6.85% per year, to be paid half-yearly in the months of March and September. In February 2019, Suzano Austria reopened the September 2018 issuance, with a fixed interest rate of 6.00% p.a., in the amount of US$ 750 million, due in 2029. In May 2019, Suzano Austria reopened the

Exhibit 99.3
March 2017 issuance in the amount of US$ 250 million, due on 2047 with half-yearly interest payments of 7.00% per year, and issued Senior Notes in the amount of US$ 1 billion, due in January 2030, with half-yearly interest payments of 5.00% per year. In September 2020, Suzano Austria issued Global Notes in the amount of US$ 750 million due on 2031, with half-yearly interest payments of 3.75% per year starting on January 15, 2021 and 4.00% starting on July 16, 2026. In November 2020, Suzano Austria reopened the Global Notes due in 2031, issued two months earlier, in the amount of US$ 500 million and with the same contractual conditions described above. On July 1, 2021, Suzano Austria issued Senior Notes in the amount of US$ 1 billion due on January 15, 2032, with half-yearly interest payments of 3.125% per year and a final return for investors of 3.280% per year. On September 8, 2021, Suzano Austria issued Senior Notes in the amount of US$ 500 million due on September 15, 2028, with half-yearly interest payments of 2.50% per year and a final return for investors of 2.70% per year. On November 15, 2024, the Company issued Panda Bonds in China, in the amount of CNY 1,200,000 (equivalent to US$ 166,000 and BRL 960,891), at a fixed cost of 2.8% p.a. and a total term of three years. The Panda Bonds were certified as green bonds according to the analysis of the China Green Bond Standard Committee. Suzano also voluntarily obtained an independent assessment from Sustainalytics US Inc. (Second Party Opinion), which ensures that the allocation of resources from this transaction adheres to the Green Bond Principles published by the International Capital Markets Association (ICMA).

e)    In June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, entered into a syndicated loan in the amount of US$ 750 million with quarterly interest payments and principal amortization between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH, and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$ 850 million, with quarterly interest payments and due in February 2026. On February 10, 2021, the Company, through its subsidiary Suzano Europa, entered into a syndicated sustainability-linked loan in the amount of US$ 1,570 million, with quarterly interest payments and principal amortization between March 2015 and March 2027. On February 15, 2024, the Company partially settled, in advance, an export prepayment with several banks (syndicated transaction), in the total amount of US$ 620,000 (equivalent to BRL 3,209,057 (principal and interest)). The residual amount of the transaction maintained its original maturity in February 2026 with a floating rate of SOFR + 1.41% p.a. On February 15, 2024, the Company, together with a syndicate of banks abroad, obtained an export prepayment (“PPE”) in the amount of US$ 780,000 (equivalent to BRL 3,877,380), with a floating rate of SOFR + 1.65% p.a. (adding 0.05% per year until maturity), with final maturity in February 2029, as part of the rollover process of a PPE partially settled on the same date. On May 17, 2024, the Company rolled over an ACC of US$ 100,000 (equivalent to BRL 511,570) indexed at a fixed rate of 6% p.a. and originally due on May 17, 2024, to a new rate of 6.46% p.a. with a new maturity date of May 19, 2025. On June 5, 2024, the Company obtained an ACC from BNP Paribas in the amount of US$ 15,000 (equivalent to BRL 79,262) indexed at a fixed rate of 6.43% p.a., due on June 9, 2025. On June 21, 2024, the Company rolled over an ACC of US$ 100,000 (equivalent to BRL 190,456) indexed at a fixed rate of 6.52% p.a. and originally due on June 21, 2024, to a new rate of 6.54% p.a. with a new maturity date of May 21, 2025.

Exhibit 99.3
f)    On September 15, 2019, the Company carried out the 8th issuance of non-convertible debentures of the unsecured type, in the amount of BRL 750,000,000.00, with interest corresponding to 100% of the DI rate plus 1.20%, with half-yearly payments, and payment of the unit par value in a single installment due on September 15, 2028. On June 29, 2023, the Company raised simple debentures, not convertible into shares, of the unsecured type, in two series, which were the subject of a public offering of distribution in the total amount of BRL 1,000,000. The debenture is composed of two parts: (i) amount of BRL 500,000 at a cost of IPCA + 6.0188% p.a. and a total term of seven years, with a single maturity date of June 15, 2030; and (ii) an amount of BRL 500,000 at a cost of IPCA + 6.2477% p.a. and a total term of ten years, with a single maturity date of July 15, 2033. On September 18, 2023, the Company raised simple debentures, not convertible into shares, of the unsecured type, in a single series, which were the subject of a public offering for distribution in the total amount of BRL 2,000,000, with a rate corresponding to IPCA + 6.1889% p.a. with a term of 15 years, due on September 15, 2038. On June 7, 2024, the Company settled, in advance, the 6th debenture issuance with Bradesco bank, for a total amount of BRL 4,926,631 (principal and interest), as part of a debt rollover strategy. The original maturity of the debenture was in June 2025 and June 2026, with an annual interest rate of 112.5% of the CDI p.a. On May 29, 2024, the Company raised simple, non-convertible debentures of the unsecured type, in three series, for a total amount of BRL 5,900,000, as part of a debt rollover strategy. The debenture is composed of three parts: (i) amount of BRL 1,000,000 at a cost of CDI + 0.8% p.a. and a total term of eight years, with a single maturity on May 15, 2032; (ii) amount of BRL 4,000,000 at a cost of CDI + 1.0% p.a. and a total term of ten years, with a single maturity on May 15, 2034; and (iii) amount of BRL 900,000 at a cost of IPCA + 6.11% p.a. and a total term of twelve years, with a single maturity date of May 15, 2036.

g)    On December 22, 2022, the Company concluded the contracting of a new credit facility (“A&B Loan”) that will be financed by the IFC and a syndicate of commercial banks, in a total amount of US$ 600,000 (equivalent to BRL 2,891,520). The financing is composed of the following parts: (i) “A-loan”, in the amount of US$ 250,000 (equivalent to BRL 1,204,800) with IFC’s own resources, at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years; and (ii) “B-Loan”, a syndicated loan in the amount of US$ 350,000 (equivalent to BRL 1,686,720) at a cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a five-year principal grace period. This credit facility was fully used by June 30, 2023. The credit transaction has sustainability performance indicators (KPIs) associated with the following targets: (a) reduction of greenhouse gas (GHG) emissions intensity; and (b) increased representation of women occupying leadership positions in the Company. The funds will be allocated to the Cerrado Project. On December 14, 2023, the Company completed the contracting of an additional amount, referred to as “B-Loan Tranche 2”, a syndicated loan in the amount of US$ 195,000 (equivalent to BRL 953,784) at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years. As of December 31, 2023, the amount had not yet been drawn down. On December 10, 2024, the Company drew down the available amount from a credit facility with the IFC and a syndicate of commercial banks, in the amount of US$ 350,000 (equivalent to BRL 2,118,515). The financing is composed of the following parts: (i) “B-loan - tranche 1”, in the amount of US$ 105,000 (equivalent to BRL 635,554), at a cost of Term SOFR + 1.60% p.a. and a total term of five years, with a principal grace period of three years; and (ii) “B-Loan – tranche 2”, a syndicated loan in the amount of US$

Exhibit 99.3
245,000 (equivalent to BRL 1,482,961) at a cost of Term SOFR + 1.80% p.a. and a total term of six years, with a four-year principal grace period. The credit transaction has sustainability performance indicators (KPIs) associated with the following targets: (a) reduction of greenhouse gas (GHG) emissions intensity; and (b) increased representation of women occupying leadership positions in the Company. The funds will be allocated to the Cerrado Project.

h)    On June 27, 2023, the Company raised BRL 500,000 from BNDES, indexed to the interest rate named Long-Term Rate (“TLP”), plus fixed interest of 1.65% p.a., with a seven (7) year grace period for principal repayment and due in December 2037. The funds were allocated to forestry projects. On October 20, 2023, the Company raised BRL 539,000 from BNDES, indexed to the TLP, plus fixed interest of 1.65% p.a., with a seven (7) year grace period for principal repayment and due in December 2037. The funds were allocated to forestry projects. On October 30, 2023, the Company raised BRL 100,000 from BNDES, indexed to the TLP, plus fixed interest of 1.75% p.a., with one (1) year grace period for principal repayment and due in October 2042. The funds were allocated to industry projects. On December 28, 2023, the Company raised BRL 100,000 from BNDES, indexed to the TLP, plus fixed interest of 1.75% p.a., with a two (2) year grace period for principal repayment and due in December 2043. The funds were allocated to industry projects. On June 27, 2024, the Company raised BRL 65,000 from BNDES, indexed to the interest rate named Long-Term Rate (“TLP” – 5.56% p.a.), plus fixed interest of 1.75% p.a., with one (1) year grace period for principal repayment and final maturity in December 2043. The funds were allocated to industry projects. On August 26, 2024, the Company raised BRL 1,110,000 from BNDES, indexed to the interest rate named Long-Term Rate (“TLP”- 5.48% p.a.), plus fixed interest of 1.75% p.a., with a seven (7) year grace period for principal repayment and final maturity in May 2044. The funds were allocated to forestry projects. On October 16, 2024, the Company raised BRL 32,000 from BNDES, indexed to the interest rate named Long-Term Rate (“TLP” – 5.27% p.a.), plus fixed interest of 1.75% p.a., with final maturity in October 2042. The funds were allocated to industry projects. On November 8, 2024, the Company raised BRL 154,000 from BNDES, indexed to the interest rate named Long-Term Rate (“TLP” – 5.23% p.a.), plus fixed interest of 1.65% p.a., with final maturity in December 2037. The funds were allocated to forestry projects. On December 20, 2024, the Company raised BRL 61,000 from BNDES, indexed to the reference rate (“TR”), plus fixed interest of 2.24% p.a., with one (1) year grace period and final maturity in December 2040. The funds were allocated to technological innovation projects. On December 26, 2024, the Company raised BRL 208,981 from BNDES, indexed to the exchange rate variation of the US Dollar against the Brazilian Real, plus fixed interest of 1.65% p.a., with a grace period of one and a half years and final maturity in December 2044. The funds were allocated to industry projects.

i)    On August 9, 2023, the Company settled, in advance, a rural credit note and two export credit notes with Banco Safra, for a total amount of BRL 1,615,500 (principal and interest), as part of its debt rollover strategy. The original maturities of the debts were in June and August 2026, and the rates were between CDI + 0.99% p.a. and CDI + 1.03% p.a. On the same date, the Company obtained a rural credit note from Banco Safra for BRL 2,000,000 with a post-fixed rate of CDI + 1.25% p.a., with final maturity in August 2030. On March 28, 2024, the Company obtained a rural product note (CPR)

Exhibit 99.3
from Banco Safra for BRL 200,000 with a post-fixed rate of 100% of the CDI, with final maturity in March 2025.

j)    On April 30, 2024, the Company obtained financing from Export Development Canada (EDC) in the amount of US$ 125,000 (equivalent to BRL 646,475) with a floating rate of SOFR + 1.74%, with final maturity in April 2031.

Other Financial Agreements
In February 2020 and February 2021, the Company entered into derivative transaction agreements with Banco Credit Agricole Brasil S.A., in the total amount of US$ 716 million, with interest rates of 1.765% p.a. and 2.35% p.a. (in USD) and due in February 2026 and March 2027.
In February 2020, the Company entered into derivative transaction agreements with Rabobank, in the total amount of US$ 56 million, with interest rate of 2.59% p.a. (in USD) and due on February 2026. In January 2024, swap transactions were contracted with an amount of BRL 496 million, interest rates of SOFR + 2.28% and SOFR + 2.29%, and due on 2030. Also contracted in September 2024 were swap transactions with an amount of US$ 100 million, interest rates of 4.61% p.a. (in USD) and 4.93% p.a. (in USD) and due on 2027 and 2029.

In March 2020, the Company entered into derivative transaction agreement with Banco Santander (Brasil) S.A., in the total amount of US$ 50 million, with interest rate of 1.76% p.a. (in USD) and due in June 2025. In November 2022, swap transactions were contracted with an amount of BRL 647 million, interest rates between 83.7% and 84.1% of CDI, and due in November 2034. In April and June of 2023, swap transactions were contracted with an amount of BRL 1.15 billion, interest rates between 107.59% and 110.70% of the CDI, and due in 2030, 2033, 2037, and 2038. In December 2024, swap transactions were contracted with an amount of BRL 592 million, interest rates of 97.45% of CDI, 99.2% of CDI and 100.3% of CDI, and due between 2043 and 2044.

In March 2020, the Company entered into derivative transaction agreements with Banco Itaú Unibanco S.A., in the total amount of US$ 100 million, with interest rate of 1.76%. p.a. and 1.785% p.a. (in USD) and due in June 2025. In May 2024, swap transaction was contracted with an amount of BRL 900 million, interest rates of 99.1% of CDI, and due in 2036. Also contracted in May, September and October 2024 were swap transactions with an amount of US$ 360 million, interest rates of 4.9% p.a. (in USD), 5.03% p.a. (in USD), 4.61% p.a. (in USD), 4.61% p.a. (in USD) and 99.4% of CDI and due in 2025, 2027, 2029, 2030 and 2031.

In March 2020, the Company entered into derivative transaction agreement with Bank of America, in the total amount of US$ 50 million, with interest rate of 1.77% p.a. (in USD) and due in June 2025. In 2023, swaps were contracted with an amount of US$100 million with the bank, with interest rates between SOFR+2.33% and SOFR+2.34%, due in September 2028. In January, May, and September of 2024, swap transactions were contracted with an amount of US$300 million, an interest rate of SOFR + 2.3%, and 5.03% p.a. (in USD), 4.97% p.a. (in USD), 4.96% p.a. (in USD) and 100.25% of CDI and due in 2025, 2029 and 2030. Also contracted in November 2024 was swap transaction with an amount of CNH$ 1.2 billion, interest rates between 4.65% p.a. (in USD) and due in 2027.

Exhibit 99.3
In March 2021, the Company entered into a swap agreement with J.P. Morgan S.A. with an amount of US$ 300 million with an interest rate of 2.5195% (in USD) due in March 2027. In August 2023, a swap was contracted with the bank with an amount of US$ 151 million, with interest rates of SOFR + 1.63% and due in January 2029. In January, September, and October 2024, swap transactions were contracted with an amount of US$ 275 million, with interest rates of SOFR + 2.27%, SOFR + 2.19%, 4.63%, 5.02%, and 4.86%, and due in 2027, 2030, and 2031.

In November 2022, the Company entered into derivative transaction agreement with Banco XP, in the total amount of BRL 250 million, with interest rate of 77.95% of CDI and due in May 2036. In 2023, swap transactions were carried out with the bank in the amount of BRL 1.28 billion, with interest rates between 107.39% and 110.25% of the CDI due in 2030, 2033, 2037 and 2038. In August, September, October, November and December 2024, swap transactions were contracted with an amount of BRL 1.7 billion, interest rates of 86.7% of the CDI, 100.37% of the CDI, 100.85% of the CDI, 101.2% of the CDI, 101.4% of the CDI and 103.55% of the CDI and due in 2028, 2037, 2042 and 2044.

In July 2023, the Company entered into derivative transaction agreement with Banco Votorantim, in the total amount of BRL 225 million, with interest rate of 109.18% of CDI and due in June 2030.

In September 2023, the Company entered into derivative transaction agreement with Banco ABC Brasil, in the total amount of BRL 500 million, with interest rate of 107.6% and 107.85% of CDI and due in September 2038.

In September 2023, swaps were contracted with Banco Bradesco S.A. in the amount of BRL 250 million, with interest rates of 107.48% of the CDI and due in September 2038. In May, and June 2024, swap transactions were contracted with an amount of BRL 5 billion, an interest rate between 6.20% p.a. (in USD), SOFR 3m + 2.25% and 6.31% (in USD) and due in 2032 and 2034. Also contracted in September 2024 were swap transactions with an amount of US$ 200 million, interest rates between 5.07% p.a. (in USD) and 5.08% p.a. (in USD) and due in 2029 and 2030

In October 2023, the Company entered into derivative transaction agreements with Banco do Brasil, in the total amount of BRL 520 million, with interest rate of 6.78% and 6.8% p.a. (in USD) and due in September 2028. In January and June 2024, swap transactions were contracted with an amount of BRL 2 billion, an interest rate of 5.45% p.a. (in USD), 5.9% p.a. (in USD), 5.92% p.a. (in USD) and 5.95% p.a. (in USD) and due in 2028, 2030 and 2036

In January 2024, the Company entered into derivative transaction agreements with Macquarie Group, in the total amount of BRL 621 million, with interest rate of SOFR+ 2.25%, SOFR + 2.27% and SOFR + 2.29% and due in 2030.
In January 2024, the Company entered into derivative transaction agreement with Societe Generale Brasil S.A., in the total amount of US$ 52 million, with interest rate of SOFR + 2.25% and due in 2030

Exhibit 99.3
In June 2024, the Company entered into a swap agreement with Banco Morgan Stanley S.A. with an amount of US$ 15 million with interest rate of 99.49% of the CDI due in June 2025.

In October, November, and December 2024, the Company entered into swap transactions with Goldman Sachs for BRL 854 million, with interest rates of 99.8% of the CDI, 100.9% of the CDI, 102.1% of the CDI, and 102.5% of the CDI, due in 2037 and 2044. A swap transaction in the amount of US$ 46 million was also contracted in January 2024, with an interest rate of SOFR + 2.23% and due in 2028.

On January 22, 2025, the Company obtained an Advance of foreign exchange agreement (“ACC”) from Itaú Unibanco in the amount of US$ 10,000 (equivalent to BRL 59,175) indexed at a fixed rate of 6.43% p.a., due on January 19, 2026.

On March 5, 2025, the Company obtained an ACC from Banco do Brasil in the amount of US$ 10,000 (equivalent to BRL 57,950) indexed at a fixed rate of 5.8% p.a., due on March 2, 2026.

On March 10, 2025, the Company, together with a syndicate of banks abroad, obtained an export prepayment (“PPE”) in the amount of US$ 1,200,000 (equivalent to BRL 6,951,600), with a floating rate of SOFR 3 months + 1.45% p.a. with a final maturity in March 2031.

On April 24, 2025, the Company, together with JP Morgan bank, obtained an export prepayment (“PPE”) in the amount of US$ 250,000 to BRL 1,418,488) with a floating rate of SOFR Term 6 months + 1.75% p.a., with final maturity in April 2030.

On April 24, 2025, the Company, together with a JP Morgan bank, obtained an export prepayment (“PPE”) as a debt restructuring strategy in the amount of US$ 151,000 (equivalent to BRL 856,552), with a floating rate of SOFR 6 months + 1.75% p.a. with a final maturity in April 2030.

On May 23, 2025, the Company, together with Itaú Unibanco bank, obtained a Rural Credit Note (“NCR”), in the amount of BRL 3,000,000, indexed at a fixed rate of 13.54% p.a., due on January 31, 2031.

On June 27, 2025, the Company, through its Veracel joint operation, obtained an agro-industrial loan from Banco do Brasil under the Eco Invest Brasil program, in the amount of BRL 331,278, with an interest rate of 101% of the CDI and due on April 5, 2030.

On July 21, 2025, the Company obtained financing from Export Development Canada (EDC) in the amount of US$ 200,000 (equivalent to BRL 1,112,500) with a floating rate of Daily SOFR + 1.75% p.a., with final maturity in July 2032.

On September 15, 2025, the Company obtained a Rural Product Note (CPR) in the total amount of BRL 2,000,000. The Rural Product Note (CPR) is composed of three parts: (i) an amount of BRL 293,255 at a cost of 96.50% of the CDI and a total term of eight years, with full amortization in

Exhibit 99.3
September 2033; (ii) an amount of BRL 956,745 at a cost of IPCA + 7.0753% p.a. and a total term of ten years, with full amortization in September 2035; and (iii) an amount of BRL 750,000 at a cost of IPCA + 7.0968% p.a. and a total term of twelve years, with full amortization in September 2037.

On September 10, 2025, the Company, through its wholly-owned subsidiary Suzano Netherlands B.V., raised US$ 1,000,000 (equivalent to BRL 5,412,300) in the market with a fixed rate of 5.5% p.a. and final maturity in January 2036.

On October 21, 2025, the Company, through its wholly-owned subsidiary Suzano International Finance B.V., issued two series of Panda Bonds in China, the first series in the amount of CNY 1,300,000 (equivalent to US$ 182,734 and BRL 983,986), at a fixed cost of 2.55% p.a. and due on October 2028, and the second series in the amount of CNY 100,000 (equivalent to US$ 14,056 and BRL 75,691) at a cost of 2.90% p.a. and due on October 2030.

Exhibit 99.3
Amortizations
The amortization schedule for financial obligations in effect as of December 31, 2025, as well as the Company’s debt exposure by indexers, is presented below:

Exposure by Instruments and Indicators as of December 31, 2025

¹    Considers the portion of debt with a swap for a fixed rate in foreign currency. The exposure in the original debt was: Fixed (US$) – 48%, SOFR – 27% - CDI – 9%, Others (Fixed BRL, IPCA, TJLP) – 16%.

Exhibit 99.3
(ii)other long-term relationships with financial institutions

Although there are no other debt-related agreements besides those described above, the Company maintains commercial relationships with the main financial agents in the market, with the purpose of prompt access to credit facilities for a working capital and investment financing demands.

(iii)degree of subordination among debts

As of December 31, 2025, and December 31, 2024, the Company’s debt consisted of secured debt and unsecured debt, with no contractual subordination clause. Therefore, in the event of a universal creditors’ meeting, the subordination among the obligations recorded in the financial statements will take place in the following order, in accordance with Law No. 11,101, dated as of February 9, 2005, as amended: (i) labor claims; (ii) secured claims up to the limit of the value of the encumbered asset; (iii) tax claims; (iv) claims with special privilege as provided for in Law No. 11,101/2005; (v) claims with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured claims; (vii) fines and pecuniary penalties; and (viii) subordinated claims.

(iv)any restrictions imposed on the Company, in particular with respect to debt limits and the contracting of new debt, the distribution of dividends, the disposal of assets, the issue of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions.

The Company currently has no financial covenants in its financing agreements. In certain financing agreements there are non-financial covenants, including, but not limited to, restrictions on the sale of control. These clauses essentially provide for the maximum level of assignment of receivables, guarantees to third parties and the sale of operating assets, which are also in compliance with.

Below are the relevant loans and financing (above 10% of total gross indebtedness) that have a cross-maturity clause: The Company’s cross-maturing clauses stipulate that the acceleration of the maturity of its obligations may be triggered by the declaration of early maturity of debts of certain companies within the economic group.

•10 Bond agreements, in the total amount of BRL 45,268 million in the consolidated balance sheet as of December 31, 2025;

•6 Export Pre-Payment agreements (export agreements), in the total amount of BRL 17,825 million in the consolidated balance sheet as of December 31, 2025.

The above ratio represents approximately 67% of the company’s gross indebtedness reported on December 31, 2025.

Additionally, the Company has financial agreements with BNDES, in which there are certain restrictions and specific obligations, such as (i) prior consent from BNDES for incorporation, spin-off,

Exhibit 99.3
dissolution, merger, reduction or closing of capital or change in effective direct or indirect control of the Company, or any other corporate restructuring process involving the Company; (ii) inclusion by BNDES in corporate agreements, articles of association, or corporate agreement of a provision that implies a restriction or impairment to the ability to pay the financial obligations assumed by the Company.

The Company, in the normal course of its operations, has complied with all applicable contractual provisions and claims to be in compliance with all obligations assumed in its financial agreements. In the fiscal year 2025, none of the Company’s creditors alleged a breach of any of the aforementioned covenants.

g)Limits on contracted financing and percentages already used

On December 31, 2025, there were nine (9) agreements in force with balances pending disbursement and with limits on their use. The agreements are listed below:

Exhibit 99.3

Financial Agent	Agreement	Financing	Index	Interest Rate (p.a.)	Maturity	Disbursements Made		Available Balance
ECA[1]	Credit Limit	US$ 758 millions	Fixed	4.63%	11/01/2032	-	-	US$ 58 milhões	100%
BNDES	FINEM Innovation 2023	BRL 31 millions	TR	TR + 2.26%	04/01/2040	BRL 9 millions	29%	R$ 22 milhões	71%
BNDES	FINEM Innovation 2024	BRL 152 millions	TR	TR + 2.24%	11/25/2040	BRL146 millions	96%	R$ 6 milhões	4%
BNDES	Forestry FINEM 23-24	BRL 2,600 millions	TLP	IPCA + 1.75%	04/01/2044	BRL 1,975 millions	76%	R$ 625 milhões	24%
BNDES	Industrial FINEM 2024	BRL 625 millions	Fixed	USD + Dollar Surcharge + 1.65%	11/01/2044	BRL 510 millions	81%	R$ 115 milhões	19%
BNDES	FINEM Innovation 2025	BRL 131 millions	TR	TR + 2.76%	11/25/2040	BRM10 millions	8%	R$ 121 milhões	92%
BNDES	Industrial FINEM 2025	BRL 343 millions	Fixed	USD + Dollar Surcharge + 1.66%	11/01/2045	-	-	R$ 343 milhões	100%
BNDES	Industrial FINEM 2025	BRL 109 millions	Fixed	6.5% + 1.46%	11/01/2041	-	-	R$ 109 milhões	100%
BNDES	Climate Fund - Forest Restoration 2025	BRL 250 millions	Fixed	2.40%	11/01/2045	-	-	R$ 250 milhões	100%
1 The ECA (Finnvera) line was discontinued in January 2026.
h)significant changes to income statement and cash flow statement items

Comparative Analysis of Consolidated Earnings

Comparative Analysis of Consolidated Earnings – Periods of twelve months ended on December 31, 2025 and 2024
Net Revenue
Suzano’s net revenue for the twelve-month period ended in December 31, 2025, was BRL 50,115.7 million, 6% higher than the net revenue recorded for the twelve-month period ended on December 31,

Exhibit 99.3
2024, of BRL 47,403.3 million. This increase was driven by the incorporation of Suzano Packaging’s revenues, higher sales volume of pulp, and the appreciation of the average US Dollar against the Brazilian Real, which partially offset the lower net price.

Net revenue from pulp sales for the twelve-month period ended on December 31, 2025, was in the total amount of BRL 37,816.1 million, 1% higher than the revenue reported for the twelve-month period ended on December 31, 2024, which was in the total amount of BRL 37,593.5 million, due to a 15% increase in sales volume and the appreciation of the average US Dollar against the Brazilian Real, which offset the lower net price. Revenue from pulp represented 79% of total revenue for the twelve-month period ended on December 31, 2024, compared to 75% for the twelve-month period ended on December 31, 2025.

Net revenue from pulp exports was BRL 36,029.2 in the twelve-month period ended on December 31, 2025, 2% higher than pulp exports in the twelve-month period ended on December 31, 2024, which was in the total amount of BRL 35,298.2, due to a 17% increase in sales volume. Net revenue from pulp exports represented 72% of total net revenue in the twelve-month period ended on December 31, 2025.

The average net price of Suzano’s pulp in the foreign market for the twelve-month period ended on December 31, 2025, fell by 16%, from US$ 644/ton in the twelve-month period ended on December 31, 2024, to US$ 542/ton in 2025. In the domestic market, the average net price of pulp decreased by 12%, from US$ 611/ton in the twelve-month period ended on December 31, 2024, to US$ 536/ton in the same period in 2025.

Net revenue from paper sales in the twelve-month period ended on December 31, 2025 was in the total amount of BRL 12,299.5 million, 25% higher than the same period of the previous year, which was in the total amount of BRL 9,809.8 million, mainly due to the new transaction of Suzano Packaging US and a higher average net price (+5%). Net revenue from paper represented 21% of total net revenue in the twelve-month period ended on December 31, 2024, compared to 25% for the twelve-month period ended on December 31, 2025. Net revenue from paper in the foreign market represented 10% of total net revenue in the twelve-month period ended on December 31, 2025. Net revenue from paper in the Brazilian market increased by 3%, from BRL 7,278.6 million at the end of the twelve-month period ended on December 31, 2024 to BRL 7,462.8 million at the end of the twelve-month period ended on December 31, 2025, impacted by a higher average net price.

The average international net price of paper in the twelve-month period ending December 31, 2025, was US$ 1,218/ton, 12% higher than the price in the same period in 2024. In the domestic market, the average price recorded was BRL 7,457/ton in the twelve-month period ending December 31, 2025, 3% above the price in the same period in 2024.

Cost of Sold Products (“CPV”)
The cost of sold products for the twelve-month period ended on December 31, 2025, was in the total amount of BRL 33,889.5 million, 24% higher than the twelve-month period ended on December 31,

Exhibit 99.3
2024, which was BRL 27,401.5 million. The increase in CPV was mainly impacted by the higher sales volume and the appreciation of the average Dollar (USD) against the Brazilian Real (BRL), partially offset by the reduction in the cash cost of pulp production.

Gross Profit
Gross profit was in the total amount of BRL 16,226.2 million in 2025, a 19% reduction compared to the BRL 20,001.8 million recorded in 2024. The decrease is mainly explained by the lower average net price of pulp, partially offset by the increase in sales volume and the appreciation of the average Dollar (USD) for the year against the Brazilian Real (BRL).

Sales and Administrative Expenses
Sales expenses were in the total amount of BRL 3,312.7 million in 2025, 13% higher than the BRL 2,938.5 million recorded in 2024. This increase is mainly due to the higher sales volume. Administrative expenses were in the total amount of BRL 2,790.2 million in 2025, 7% higher than the BRL 2,619.8 million recorded in 2024. The increase is explained by the start of operations of Suzano Packaging US, which in 2024 only accounted for two months of the result.

Equity earning
Equity earnings showed an expense of BRL 409.2 million in the twelve-month period ended on December 31, 2025. Compared to the same period ended on December 31, 2024, which had an expense of BRL 13.8 million, the variation occurred largely due to the write-downs of investments in affiliates Spinnova Plc and Woodspin Oy and the sale of the Company’s entire stake in Ensyn Corporation, the liquidation of F&E Technologies LLC, and the recognition of impairment of investments in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn (as per explanatory note 14 of the Financial Statements).

Other Net Operating Expenses/Revenues
Suzano’s other net operating expenses/revenues were in the total amount of BRL 934.9 million in revenue for the twelve-month period ended on December 31, 2025, compared to revenue of BRL 1,261.6 million in the same period of 2024. The negative variation is mainly explained by higher write-downs of fixed, biological and intangible assets, as well as business discontinuation.

Operating Income Before Financial Income
The operating income before financial income decreased by 32%, from BRL 15,691.1 million at the end of the twelve-month period ended on December 31, 2024 to BRL 10,649.0 million at the end of the twelve-month period ended on December 31, 2025. This variation is mainly explained by the increase in CPV and higher SG&A (as mentioned above), partially offset by the increase in net revenue. This variation is mainly explained by the increase in CPV and higher SG&A (as mentioned above), partially offset by the increase in net revenue. The operating margin showed an earnings of 21% at the end of the twelve-month period ended on December 31, 2025, a reduction compared to the margin of 33% at the end of the period ended on December 31, 2024.

Financial Income

Exhibit 99.3
The financial income was positive at BRL 9,762.2 million at the end of the twelve-month period ended on December 31, 2025, representing a positive variation of BRL 38,564.39 million compared to the negative result of BRL 28,802.1 million for the period ending December 31, 2024.
The 2025 performance reflects the devaluation of the US Dollar against the Brazilian Real (closing exchange rate), directly impacting the result of exchange rate variations and derivatives. Exchange rate and monetary variations positively impacted the 2025 result by BRL 7,551 million, versus the negative impact of BRL 15,885 million in 2024. The result of transactions with derivatives (debt hedging and cash flow) was positive at BRL 7,329 million in 2025 versus the negative result of BRL 9,113 million in 2024, mainly due to the devaluation of the US Dollar against the Brazilian Real (closing exchange rate).

Earning before Tax Income and Social Contribution (EBITDA)
Earning before income tax and social contribution reversed the negative result of BRL 13,111.1 million in the twelve-month period ending December 31, 2024, to a positive result of BRL 20,411.2 million in the same period ending December 31, 2025. This result was impacted by the factors explained previously, with particular emphasis on the variation in financial income, as mentioned above.

Income tax and social contribution on profit
Suzano’s income tax and social contribution for the twelve-month period ended on December 31, 2025, generated an expense of BRL 6,973.5 million, compared to BRL 6,066.3 million in the same period of 2024.
The reduction in current tax, compared to the previous year, is mainly associated with the depreciation of the Dollar (USD) at the closing rate against the Brazilian Real. This exchange rate movement reduced the book value of deferred tax assets related to exchange losses and derivative transactions taxed on a cash basis. As these deferred tax assets are measured at the closing exchange rate, the lower Dollar exchange rate in 2025 resulted in a decrease in the recorded balance, negatively impacting the income tax expense for the period.

Net Income
Due to the factors mentioned, Suzano recorded a positive net income of BRL 13,437.7 million in the twelve-month period ended on December 31, 2025, compared to a negative net income of BRL 7,044.7 million recorded in the same period of the previous year due to the factors mentioned above.

Exhibit 99.3
Comparative Analysis of Consolidated Cash Flows

	Consolidated
	(amounts expressed in millions of reais)
	On December 31
	2025	2024
Cash generated from operating activities	18,152.2	20,604.4
Cash applied to investing activities	(9,832.7)	(20,512.7)
Cash (applied) generated from financing activities	(1,819.6)	(83.8)
Exchange rate variation effects on cash and cash equivalents	(338.9)	665.0
Increase/Decrease in cash and cash equivalents	6,499.8	7.9
Comparative Analysis of Cash Flow Statements – fiscal years ended on December 31, 2025 and 2024.

Operating Activities
Operating activities generated net cash in the amount of BRL 18,152.2 million in the fiscal year ended 2025. This cash generation is strongly associated with gross profit of BRL 16,226.2 million, which represents a 19% reduction compared to the previous year. This impact was mainly generated by lower pulp prices in 2025 and the appreciation of the average Dollar (USD) against the Brazilian Real (BRL) during the fiscal year.

Operating activities generated net cash in the amount of BRL 20,604.4 million in the fiscal year ended 2024. This cash generation is strongly associated with gross profit of BRL 20,001.8 million, which represents a 36% increase compared to the previous year. This positive performance was driven by a 19.2% growth in net revenue, followed by a more moderate 9.2% increase in the cost of sold product.

Investment Activity
In fiscal year 2025, investment activities consumed net cash of BRL 9,832.7 million. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 4,578.8 million and the acquisition of biological assets in the amount of BRL 7,913.5 million. These impacts were partially offset by the cash generated by financial investments, in the net amount of BRL 2,941.9.

In fiscal year 2024, investment activities consumed net cash of BRL 20,512.7 million. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 9,190.6 million, the acquisition of biological assets in the amount of BRL 7,180.5 million, the acquisition of equity interest (Timber) in the amount of BRL 2,143.8 million, the acquisition of equity interest in Lenzing in the amount of BRL 1,436.8 million, and the acquisition of the assets of Pactiv Evergreen Inc. in the amount of BRL 452.1 million.

Financing Activities

Exhibit 99.3
In the 2025 fiscal year, BRL 1,819.6 million of net cash were used in financing activities. The use of cash included the payment of loans, financing and debentures in the amount of BRL 22,353.3 million, payment of BRL 2,208.2 million in dividends and interest on shareholders’ equity, BRL 191.9 million in disbursements for share buybacks and payment of BRL 1,448.0 million for leases. This effect was partially offset by the receipt of BRL 530,655 in derivative transactions and by fundraising in the amount of BRL 23,871,760, of which the following stand out: US$ 1,200.0 million (equivalent to BRL 6,951.6 million) in a syndicated export pre-payment facility; US$ 1,000.0 million (equivalent to BRL 5,412.3 million) in dollar-expressed bonds; BRL 3,000.0 million in Rural Credit Notes (NCR); BRL 2,000.00 in Rural Product Notes (CPR); two export loans of US$ 250 million and US$ 150 million (equivalent to BRL 1,418.5 million and BRL 856.6 million, respectively); US$ 200 million (equivalent to BRL 1,112.5 million) in a term loan from Export Development Canada (EDC); CNY 1,300.0 million and CNY 100 million in Panda Bonds (equivalent to BRL 984.0 million and BRL 75.7 million, respectively); and US$ 100 million (equivalent to BRL 542.1 million) in an export prepayment loan from MUFG bank.

In the 2024 fiscal year, BRL 83.7 million of net cash were used in financing activities. The use of cash included BRL 2,806.8 million for share buybacks, settlements in the total amount of BRL 9,410.8 million in loans, financing and debentures, BRL 1,325.4 million in lease agreements, payment of BRL 550.6 million in derivative transactions, and distribution of interest on shareholders’ equity in the amount of BRL 1,624.6 million. This effect was offset by the receipt of funds from loans, financing, and debentures in the total amount of BRL 15,692.9 million, which consisted mainly of BRL 5,900.0 million in simple debentures, US$ 780 million (equivalent to BRL 3,877.4 million) from an export prepayment, US$ 350 million (equivalent to BRL 2,118.5 million) from the International Finance Corporation, and CNY 1,200.0 million (equivalent to US$ 166.0 million and BRL 960.9 million) from a Chinese Panda Bond.

2.2. The Officers should comment on:

a)results of the Company’s transactions

The comments by Suzano’s Board of Officers corresponding to the analysis (i) of the important revenue components, and (ii) of the main factors that materially affected operating results, which in both cases are: sales level (volume and revenue per product), destination of sales (mix between the national market and different export regions), market share and prices are presented below. Other external factors, over which the Company has little or no control, are discussed in item “2.2.b”.

Pulp Sales
In the twelve-month periods ended on December 31, 2025 and 2024, the Company’s pulp sales represented 75.5% and 79.3% of its total net revenue, respectively. The exports volume represented 87.9%, and 88.3% of the total sold volume of pulp in these same periods. Export sales volume was 11.9 million and 10.2 million tons in the twelve months ended on December 31, 2025 and 2024, respectively.

Total pulp sales (Tons)	Fiscal year ended on December 31,
	2025	2024

Domestic market sales volume	597	697
Foreign market sales volume	11,894	10,168
Total sales volume	12,490	10,865

Total net revenue (Millions of BRL)	Fiscal year ended on December 31,
	2025	2024
Domestic market sales	1,787	2,295
Foreign market sales	36,029	35,298
Total net revenue	37,816	37,593

Pulp Sales Destination
The Company’s purpose is to sell its production, focusing on profitability. For this purpose, sales allocation prioritizes the most profitable markets and clients, within the margin allowed by the business policy.

	Fiscal year ended on December 31,
Pulp Revenue by Region¹	2025	2024
Europa	25%	27%
Asia	43%	39%
Brazil	11%	14%
North America	18%	17%
South / Central America	3%	3%
(1) Data provided annually by the Company.
In line with our business policy, we seek balance in pulp sales to the different paper segments. Highlights for the sanitary paper segment, which in 2025 remained with a significant share in our sales mix, being the main segment covered by Suzano.

	Fiscal year ended on December 31,
Pulp sales by segment¹	2025	2024
Sanitary paper	64%	63%
Print and Write	14%	15%
Specialties	14%	15%
Others	8%	7%
(1) Data provided annually by the Company.
Pulp Price
Suzano’s average net sale price of pulp in dollars (domestic and foreign markets) was USD 542/ton in the twelve months ended on December 31, 2025, compared to USD 642/ton in the twelve months ended on December 31, 2024.
The decrease in the average net sale price of pulp in 2025 vs. 2024 was explained by the international pulp prices behavior. The average total net pulp price (domestic and foreign market) in Brazilian Reais was BRL 3,028/ton in 2025, 12% below the price reached in 2024.

Paper Sales
According to data published by IBÁ (Brazilian Tree Industry), the demand for Printing & Writing paper in Brazil, considering imports, showed a growth of 4% in 2025 compared to 2024.

Suzano’s paper sales in 2025, including the consumer goods unit, totaled 1,712 thousand tons, a growth of 19% compared to the volume sold in 2024. Sales of Printing and Writing paper grew, driven by sales of uncoated papers, whose demand was positively impacted by the growth in volumes intended for the National Textbook Program, offsetting the reduction in sales in coated paper lines, resulting from the structural reduction in demand and the comparison with the election year in 2024. Paperboard sales remained stable in the Brazilian market, while total sales grew due to the incorporation of volumes from the new Pine Bluff plant in the United States in October 2024. The sanitary paper segment also performed positively, mainly benefiting from the volume resulting from the acquisition of KC’s tissue assets in Brazil in mid-2023.

In 2025 and 2024, the Company’s paper sales volume for the foreign market was, respectively, 41.5% and 30.1% of the total paper volume. The increase is due to the incorporation of Suzano Packaging in the USA in October 2024.

In the fiscal years ending in 2025 and 2024, the Company’s paper sales represented 24.5% and 20.7% of its total net operating revenue, respectively.

Paper Sales Destination
The volume sold in the domestic market reached 1,001,000 tons in 2025, compared to 1,003,000 tons in 2024. Volumes sold in the foreign market reached 711,000 tons in 2025 and 432,000 tons in 2024.

The breakdown of paper sales revenue by region is shown in the table below:

	Fiscal year ended on December 31,
Paper Revenue by Region¹	2025	2024
Brazil	61%	74%
South / Central America	9%	16%
North America	27%	5%
Europa	3%	3%
Others	1%	2%
(1) Data provided annually by the Company.
Paper Price
The average net paper price (domestic and foreign market) in Brazilian Reais was BRL 7,186/ton in 2025, compared to BRL 6,832/ton in 2024.

In the domestic market, the average net paper price was BRL 7,457/ton in 2025, compared to BRL 7,254/ton in 2024. The average net price in the external market increased to USD 1,218/ton, compared to USD 1,086/ton in 2024.

Printing and Writing Paper
In the fiscal years ended 2025 and 2024, respectively, the Company sold 944.6 thousand and 941.1 thousand tons of printing and writing paper.

In 2025, and 2024, according to the Indústria Brasileira de Árvores (Ibá), the Company held, respectively, shares (i) in the sales of Brazilian Manufacturers to the domestic market, of 45.3%, and 47.2%. In Brazilian exports (ii), the Company’s share was 41.3%, and 37.2%.

The following tables contain the Company’s domestic paper sales and exports, as well as information regarding its shares in such markets for the fiscal years ended on December 31, 2025 and 2024.

	Fiscal year ended on December 31,
Total Sales of Printing and Writing Paper	2025	2024
Domestic market sales volume (Suzano)	591	601
Foreign market sales (Suzano)	354	340
Total sales volume (Suzano)	945	941
Domestic market sales volume (Brazil)	1,306	1,274
Foreign market sales volume (Brazil)	858	913
Total sales volume (Brazil)	2,164	2,187
% of domestic market sales	45.3%	47.2%
% of foreign market sales	41.3%	37.2%
% of total sales	43.7%	43.0%
Sales volume of Brazilian Manufacturers	1,306	1,274
Volume of imports	154	147
Total volume of the Brazilian Market	1,460	1,421
Source: Brazilian Tree Industry (Ibá) and the Company.
Cardboard
In the periods ended on December 31, 2025 and 2024, respectively, the Company sold 506.0 and 240.6 thousand tons of cardboard, of which 155.5 and 153.4 thousand tons were sold in the domestic market, while 350.5 and 87.2 thousand tons were sold in the foreign market.
In this segment, according to the Brazilian Tree Association (Ibá), the Company’s share of sales by Brazilian Manufacturers in the domestic market was 25.2% and 24.0% in 2025 and 2024, respectively. Additionally, its exports of paperboard accounted for 19.8% and 24.8% of the total volume exported by Brazilian producers in 2025 and 2024, respectively.

b)significant variations in revenue attributable to the introduction of new products and services, volume changes, price modifications, exchange rates, and inflation

The following are comments from Suzano’s Board of Officers regarding the analysis of the main external factors, under which the Company has little or no control, which affect the Company’s results.

Volatility of international prices
In the fiscal years ended on December 31, 2025 and 2024, the Company’s pulp sales represented 75% and 79% of its total net operating revenue, respectively. The prices of this product follow global supply and demand dynamics, reflecting market conditions. International price fluctuations of this product have impacted the Company’s revenue, EBITDA, and operating margins.

Paper prices, in turn, are determined by supply and demand conditions in the regional markets where they are traded, although with more stable behavior than pulp prices. Suzano’s paper sales revenue intended for Brazil and other countries in South and Central America represented a 69% and 86% share of the Company’s total paper revenue, respectively, in the fiscal years ended on December 31, 2025 and 2024.

The Company believes that cyclical fluctuations in paper and pulp prices tend to be more attenuated compared to historical data, mainly due to: (i) the flow of on-line information, with the faster dissemination of news affecting prices; (ii) pandemics, as well as regional or global epidemics, such as COVID-19; and (iii) more efficient producers replacing those with higher marginal costs. However, the Company believes that some price volatility still persists due to several factors, including: (i) similarities among products; (ii) exchange rate fluctuations between the currencies of paper and pulp importing and exporting countries, such as the Euro, US Dollar, Renminbi, and Brazilian Real; and (iii) global geopolitical and economic conditions and in different regions, such as the war in Ukraine and the Israel-Palestine conflict.

Finally, we have long-term sales relationships with a large portion of our pulp and paper customers in the domestic and export markets. These agreements generally provide for the sale of our market pulp at prices announced by the company each month. These prices may vary among the different geographic areas where our customers are located. The pricing agreements under our long-term agreements are generally consistent with the prices of our other sales within the same region and follow the established BEKP price list announced by the world’s leading pulp producers.

Exchange rate variation between the Brazilian Real and the US Dollar, interest rate, inflation and economic growth
The results of transactions and the Company’s financial condition, as reported in its financial statements, are significantly affected by the variation of the Brazilian Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rate and the growth rate of the Brazilian economy.

Volatility of the Brazilian Real against the US Dollar
The fluctuation in the Brazilian Real’s exchange rate against the US Dollar results in several effects on the Company’s consolidated financial condition and its consolidated operating income when expressed in Reais, in addition to impacting its consolidated revenues, expenses, and assets expressed in foreign currency.

Export sales revenue, and therefore the Company’s operating cash flow, is directly and immediately affected by the variation in the average exchange rate between the Brazilian Real and the US Dollar. In the fiscal years ended on December 31, 2025 and 2024, net revenue from exports expressed in Dollars represented 85.4% and 79.8% of the Company’s net sales revenue, respectively. The depreciation of the Brazilian Real causes an increase in such revenues when expressed in Brazilian Reais, while the appreciation of the Brazilian Real results in lower export sales revenue. Domestic market revenues are indirectly influenced by exchange rate fluctuations, as imported securities, quoted in US Dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.

The Company’s operating costs and expenses, such as insurance and freight expenses related to exports and the costs of chemicals used as raw materials, among others, are also affected by exchange rate variations. Thus, the depreciation of the Brazilian Real results in an increase in such costs and expenses, when expressed in Brazilian Reais, while the appreciation of the Brazilian Real results in a decrease in these costs and expenses.

The Company’s consolidated balance sheet accounts indexed to foreign currency, especially short- and long-term loans and financing, foreign cash and accounts receivable from foreign customers, are directly and punctually affected by the exchange rate at the end of each fiscal year.

The portion of the Company’s consolidated short- and long-term loans and financing denominated in foreign currency were in the total amount of BRL 70,357 million, or approximately 74% of the Company’s gross debt as of December 31, 2025. This portion is almost entirely linked to the US Dollar and, therefore, variations in the exchange rate between the Brazilian Real and the US Dollar directly affect the Company’s debt and income at the end of each fiscal year.

Inflation
The Company’s financial condition and operating income are also affected by inflation. Its costs and expenses are mostly incurred in Brazilian Reais, tending to reflect the effects of inflation. There are some exceptions that are expressed in US Dollars, such as purchases of chemical products used as raw materials.

Interest Rates
Exposure to variations in interest rates is primarily due to:
•Variations in the SOFR rate, with regard to financing expressed in US Dollars; and
•Variations in the TJLP, TLP or CDI, with regard to financing and investments expressed in Brazilian Reais.

The interest rate on the Company’s financial investments expressed in Brazilian Reais is based on the CDI rate. The Company’s financial investments in US Dollars are subject to movements in the rates referenced to US Treasury bonds.

Economic Growth Rate
The Company’s results tend to be directly impacted by the level of international and domestic economic growth. Economic growth, expressed in terms of changes in Gross Domestic Product (GDP), primarily influences the level of demand for the Company’s products and its growth compared to previous periods. In addition, the increase or decrease in market demand tends to be reflected in the price levels practiced by the sector.

Production Capacity and Volumes
The Company’s results are also affected by its production capacity and volume.

c)Significant impacts of inflation, price variations of key inputs and products, exchange rates, and interest rates on the issuer’s operating and financial income

As already presented in item “2.2.b”, external factors related to market price fluctuations, exchange rate variations, interest rates, inflation, and economic growth can introduce an undesirable level of volatility to the Company’s cash generation and results.

Therefore, the Company adopts a financial risk management policy to mitigate market volatility, which seeks to: (i) protect the Company’s cash flow and equity against fluctuations in market prices of inputs and products, exchange rates and interest rates, price and correction indices, or other assets or instruments traded in liquid markets or not, to which the values of the Company’s assets, liabilities, or cash generation are exposed; and (ii) optimize the contracting of financial instruments to protect risk exposure, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding the waste of resources by contracting transactions inefficiently. The purpose of the financial transactions contracted by the Company is to protect existing exposures, and the assumption of new risks other than those arising from the Company’s operational activities is prohibited.

For example, generally in the case of a depreciation of the Brazilian Real, two effects are observed: (i) the first, negative and one-off, is related to the updating of the value of the net foreign exchange exposure on the balance sheet (balance of assets and liabilities expressed in foreign currency including, among others, the balances of gross debt and cash expressed in Dollars, inventories, accounts receivable and payable in foreign currency and the value of positions in currency swaps to hedge the foreign exchange exposure of cash flow); and (ii) the second, positive and permanent, relates to the greater operational cash generation resulting from the increase in export revenues expressed in US Dollars.

Thus, the raising of financing and the practice of foreign exchange hedging of the Company’s debt are guided by the fact that approximately 80% of the Company’s net revenue comes from exports priced in US Dollars, while most of the production costs are tied to the Brazilian Real. This structural exposure allows the Company to secure export financing in US Dollars and reconcile financing payments with sales receipts, providing a natural cash hedge for these commitments. The surplus revenue in US Dollars not tied to debt commitments and other obligations is sold in the foreign exchange market at the time the funds are received.
To protect the future flow of surplus revenue in Dollars, derivative transactions are entered into for hedging purposes through: (i) sale of US Dollars in futures markets (Non-Deliverable Forward), and/or (ii) positions in instruments that consist of the simultaneous combination of buying put options and selling call options of US Dollars, with the same principal amount and maturity, creating a floor and a ceiling for the Dollar exchange rate. These instruments are called Zero Cost Collars. Hedging transactions carried out in futures markets must respect the limits established in the policy, with a maximum percentage of up to 75%, and a minimum percentage of at least 40% of the surplus of foreign exchange in a horizon of up to 24 months and, therefore, are linked to the availability of exchange ready for sale in the short term. Specifically for the Cerrado project, a new hedging policy was defined in 2021, with a limit on the total value to be protected of up to US$ 1.0 billion for a time horizon of up to 36 months, and in 2022 an increase in this same limit to US$ 1.5 billion was approved. Also, within the scope of the Cerrado project, the Company adopted the contracting of NDFs for cost protection in Euros. The program was terminated with the end of the 36 months and completion of the Cerrado project.

In addition to currency hedging transactions, agreements are entered into for the swapping of floating interest rates for fixed rates, to mitigate the effects of interest rate variations on the value of the debt, and swap agreements between different interest rates and correction indices, as a way to mitigate the mismatch between different financial assets and liabilities, and agreements to fix part of the exposure to marine fuel (derived from petroleum), with the purpose of protecting logistical costs related to contracting maritime freight.

2.3. The Officers should comment on:

a)Changes in accounting practices that have resulted in significant effects on the information provided in sections 2.1 and 2.2.

The Company has not identified any changes in accounting practices that have resulted in significant effects on the information provided in items 2.1 and 2.2 with respect to the fiscal year ended on December 31, 2025.

b)Modified opinions and emphases present in the auditor’s report

The officers report that the independent auditors’ reports issued for the fiscal years ended on December 31, 2025 and December 31, 2024 do not contain modified opinions or emphases and agree with the opinions expressed in these reports.

2.4 The Officers should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and results:

a)    introduction or disposal of an operating segment
In the fiscal year ended on December 31, 2025, there was no introduction or disposal of an operating segment by the Company.

b)    formation, acquisition or disposal of equity interest

In the fiscal year ended on December 31, 2025, the following relevant transactions involving the acquisition of equity interests were carried out.

Acquisition of a stake in a global tissue business

On June 5, 2025, the Company informed the market that, through its wholly-owned subsidiary Suzano International Holding B.V., it entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”), with the purpose of acquiring 51% of the share capital of a new company incorporated in the Netherlands (“Target Company”).

The transaction includes the acquisition of assets and businesses related to the manufacture, marketing, distribution, and sale of tissue products in certain jurisdictions in the Americas, Europe, Asia, Africa and Oceania. This includes 22 manufacturing plants located in 14 countries, as well as the transfer of certain regional brands and the royalty-free licensing of K-C’s global brands to the Target Company in the regions covered.

Kimberly-Clark will remain the holder of the remaining 49% of the Target Company. The transaction also includes a call option granted to Suzano to acquire the remaining stake in K-C, exercisable from the third anniversary of the closing, or, in certain situations, before that date.

The agreed acquisition price for the 51% is US$ 1.734 billion (equivalent to BRL 9.541 billion), to be paid in cash, in advance, on the closing date of the transaction, subject to the usual adjustments in transactions of this nature. The closing is conditional upon the verification of precedent conditions, including regulatory approvals and local corporate restructurings, and is expected to occur in mid-2026.
In accordance with CPC 15 (R1) – Business Combinations, the Company will assess, on the closing date, the accounting method for the transaction, considering its final scope and the assets effectively transferred to the Target Company.

As of the date of issuance of the financial statements for the fiscal year ended on December 31, 2025, the Transaction has not yet had any accounting impacts on the Company’s consolidated financial information. The joint venture will bring together transactions on several continents and combine complementary skills that will strengthen business performance. Contributing to geographic diversification and lower cash flow volatility, which should result from the joint venture with Kimberly-Clark, announced in 2025, involving tissue assets in several regions of the world.

c)Unusual events or transactions

In the fiscal years ended on December 31, 2025, there were no unusual events or transactions other than those already specified in the items above.

2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

The Company’s consolidated annual financial statements were prepared in accordance with the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Accounting Pronouncements Committee (“CPC”) and are in compliance with the International Financial Reporting Standards (“International Financial Reporting Standards - IFRS”) issued by the International Accounting Standards Board (“IASB”). The Company’s unaudited consolidated interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the IASB and with accounting practices adopted in Brazil for interim financial statements (Technical Pronouncement – CPC 21 – Interim Financial Information). The data contained in this document were obtained from the financial information made available to the CVM.

a.Value of non-accounting measurements

EBITDA and Adjusted EBITDA

A non-accounting measurement according to CVM and IFRS is any financial measurement presented in a form other than all relevant accounting standards disclosed by CVM and IFRS. We disclosed Suzano’s EBITDA and Adjusted EBITDA, which are considered non-accounting measurements according to CVM and IFRS. EBITDA is calculated as net profit (loss) plus the net financial income, income tax and social contribution and depreciation, amortization, and exhaustion. Suzano’s adjusted EBITDA is defined as adjusted EBITDA plus or minus (i) exceptional adjustments, which, as defined by Management, are those without an impact on the Company’s business, such as the discontinuation of the packaging business line at the subsidiary, donations for catastrophes and pandemics, and expenses related to asset acquisitions and business combinations, (ii) non-cash adjustments, understood as those adjustments that impacted the income statement but without cash disbursement for the Company, such as the fair value update of biological assets, equity accounting, impairment of subsidiaries, actual loss of the advance payment program for development agreements, provision (reversal) for loss of ICMS claims, write-off of wood in stockpiles, and (iii) specific adjustments, understood as those that, by their nature and scope, may repeat from time to time but do not reflect the Company’s operational performance, such as the result of the sale and write-off of fixed assets and biological assets.

The Company informs that it has made a change to the name of one of the components of Adjusted EBITDA described in the financial statements for the fiscal year ended on December 31, 2024. The information previously indicated in the line “Extinction of the Packaging Business Line” is now being considered in the line “Restructuring Expenses”. This change does not generate any impact on the calculation of Adjusted EBITDA, nor on the historical values presented by the Company.

The non-accounting measurements described in this section should not be considered individually or as a replacement for accounting measurements directly comparable prepared according to CVM and IFRS, for example, net income or other performance measurements.

Management and the Company believe that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

b.Reconciliations between the values disclosed and the values of financial statements EBITDA and Adjusted EBITDA

The table below presents the composition of EBITDA and Adjusted EBITDA for the fiscal years ended on December 31, 2025 and 2024. The names are aligned with those presented in Form 20-F.

(Thousands of BRL)	2025	2024
Net income for the period	13,437,687	(7,044,706)
Net Financial Result	(9,762,165)	28,802,145
Income tax and social contribution	6,973,487	(6,066,347)
Depreciation, amortization and exhaustion	11,297,258	9,223,995
EBITDA	21,946,267	24,915,087
Update of the Fair Value - Biological Asset (1)	(1,516,458)	(1,431,530)
Write-off of wood in stockpiles (1)	78,203	11,930
Tax claims - exclusion of ICMS from the calculation base of PIS and COFINS (2)	—	(265)
Donations for catastrophes and pandemics (3)	—	414
Equity Method (1)	409,212	13,845
Penalties and termination of agreements (4)	8,253	—
Expenses with acquisition of assets and business combinations (5)	82,426	34,069
Actual loss of the funding contract advancement Program (1)	273	4,435
Restructuring expenses (6)	59,725	1,205
Impairment of subsidiaries (7)	88,871	—
Reversal (Accrual) - loss of ICMS credit (1)	193,152	130,726
Result on sale and write-off of non-current assets (8)	386,396	169,284
Adjusted EBITDA	21,736,320	23,849,200
1.Adjustments that do not impact cash.
2.Specific adjustment regarding the total tax claims for PIS and COFINS to be recovered recognized by the Company, resulting from a decision by the Brazilian Federal Supreme Court (STF) on the exclusion of ICMS from the calculation base of these contributions. These amounts refer to tax claims for amounts paid in previous fiscal years.
3.Disbursements made for social actions promoted by the Company, mainly including donations of essential and administrative materials intended for the victims of the disaster in the state of Rio Grande do Sul, which was an exceptional event in 2024.
4.This refers to penalties for contract termination of a specific agreement, which do not create a usual transaction in the normal course of operations.
5.Specific adjustments related to administrative expenses linked to asset acquisitions, business combinations, and investments. In 2025, these expenses are related to the structure of the joint venture regarding the business combination with Kimberly-Clark. In 2024, these expenses were mostly associated with Lenzing and Pactiv, covering costs for consulting, advisory services, and other expenses related to the integration and structuring of the acquisitions.
6.Specific adjustment related to the closure of units. In 2025, the value is related to the closure of the Rio Verde unit, and, in 2024, it refers to the closing costs of a packaging subsidiary.

7.Exceptional adjustments and without cash impact. Reduction to the recoverable assets of the subsidiary Suzano Finland Oy, due to the sale of the investment, classified as an exceptional transaction.
8.Specific adjustment for losses or gains on the realization (write-off due to sale, scrapping, loss, deactivation or adjustment of fixed asset inventory) of fixed, intangible and biological assets whose economic benefits may no longer be obtained or that are not related to the Company’s main activity.

c.    Reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and the outcome of the Company’s transactions

EBITDA and Adjusted EBITDA

The Company considers EBITDA and Adjusted EBITDA, with all the limitations previously mentioned, and together with the other available accounting and financial information, to be a reasonable indicator of comparison among its main Market competitors. The EBITDA margin, which results from dividing Adjusted EBITDA by the Company’s net revenue, also meets the above definitions.

Management believes that disclosure of Suzano’s EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general audience in reviewing and comparing our operating performance to the operating performance of the other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expense depends on a company’s capital structure and credit rating. However, debt levels, credit ratings, and therefore the impact of interest expense on earnings varies significantly across companies. Likewise, the tax positions of individual companies can vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in age and method of acquisition of productive assets and, therefore, the costs related to those assets, as well as the method of depreciation (straight-line, accelerated, or production units), which can result in considerable variation in depreciation and amortization expense among companies. Therefore, for comparison purposes, management believes that Suzano’s EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information about the current transactions of existing assets.

Notwithstanding the foregoing, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore the Company’s presentation of EBITDA and Adjusted EBITDA may not compare favorably to other similarly titled measures used by other companies.

2.6. Identify and comment on any event subsequent to the latest fiscal year-end financial statements that substantially changes them:

The individual and consolidated annual information (equivalent to the financial statements) for fiscal year 2025 (“Annual Information”) was approved by the Company’s Executive Board of Officers on February 10, 2026. The information provided in this item refers to the consolidated financial statements for the fiscal year ended on December 31, 2025.

Credit facility agreement
On February 5, 2026, the Company completed the agreement for a new revolving credit facility through its subsidiary Suzano International Finance B.V., replacing the revolving credit facility in effect since February 2022, increasing the total available in revolving credit facilities from US$ 1,275,000 to US$ 1,775,000 (equivalent to BRL 9,766,760). The purpose of securing the new credit facility is to expand the already robust liquidity position, providing greater cash flexibility over the coming years.

The contracted amount of US$ 1,775,000 has an availability period until February 2031. The maintenance cost (commitment fee), if the facility is not disbursed, will be 0.27% p.a., and if the facility is disbursed, it will be SOFR + 0.90% p.a.

Share repurchase program
On February 10, 2026 the Board of Directors approved the new share repurchase program, in which it can acquire up to a maximum of forty million (40,000,000) common shares of its own issuance, with a maximum term for doing so of 18 months.

The transactions will be carried out on the B3 stock exchange, at market prices, at the Company’s convenience, taking into account the quotation value of its shares, and the acquired shares may be held in treasury, cancelled and/or sold subsequently.

2.7. The officers should comment on the allocation of social profits, indicating:

Fiscal Year Ended on 12/31/2025	Fiscal Year Ended on 12/31/2024

a. Rules on retained earnings	In accordance with the Company’s Bylaws, the net profit will have the following allocation:	In accordance with the Company’s Bylaws, the net profit will have the following allocation:

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;
(ii) the amounts allocated to the Contingency Reserve, if established;
(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;
(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Board of Officers, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Capital Increase Reserve, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

(i) a minimum of 5% shall be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the year in which the balance of the legal reserve plus the amounts of capital reserve exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;
(ii) the amounts allocated to the Contingency Reserve, if established;
(iii) the quota required for payment of the mandatory dividend, for each Fiscal Year, equivalent to the smaller amount between: 25% of the annual net profit adjusted in accordance with article 202 of the Brazilian Corporation Law or 10% of the Company’s consolidated Operating Cash Generation;
(iv) the balance, if any, will be used as resolved by the General Meeting, pursuant to article 196 of the Brazilian Corporation Law, by proposal of the Statutory Board of Officers, with a favorable opinion of the Board of Directors, with the option of allocating up to 90% to the Capital Increase Reserve, in order to ensure adequate operating conditions. This reserve cannot exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of 20% of the share capital.

a.i. Amounts of Retained Earnings
The net profit for the fiscal year was BRL 13,408,189,272.94, of which 5% was allocated to the legal reserve. The allocations proposed were the following:
i. BRL 670,409,463.65 for the Legal Reserve, in accordance with art. 193, §§ 1 and 2, of the Brazilian Corporation Law;
ii. BRL 214,554,860.10 for the Tax Incentives Reserve, in accordance with art. 195-A of the Brazilian Corporation Law;
iii. BRL 1,385,627,868.10 for the payment of minimum mandatory dividends;
iv. BRL 566,878.90 for the reversal of prescribed dividends;
v. BRL 116,208,252.61, related to the realization, by means of depreciation and/or write-off of items of fixed assets, of the deemed cost to certain assets on the initial adoption of the International Financial Reporting Standards - IFRS, to be absorbed by the Equity Valuation Adjustment account;
vi. BRL 10,128,485,589.72 for the Capital Increase Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws; and
vii. BRL 1,125,886,632.29 for the Special Statutory Reserve, in accordance with art. 26, letter (d), of the Company’s Bylaws.
No earnings were retained due to the determination of a loss for the fiscal year ended on December 31, 2024.

a.ii. Percentages with respect to the total reported profits
The net profit for the year was BRL 13,408,189,272.94, which 5.00% were allocated to the legal reserve. The percentages of allocations proposed with respect to the total profits declared were as follows:
i. Legal reserve: 5.00%;
ii. Tax incentives reserve: 1.60%;
iii. Dividends: 10.33%
iv. Realization of equity valuation adjustment: (0.87)%;
v. capital increase reserve: 75.54%; and
vi. Special statutory reserve: 8.40%.
Not applicable, once the Company did not retain earnings in this fiscal year.

b. Rules on distribution of dividends
As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.
The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.
Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.
For the purposes of calculation of the amount to be paid as mandatory minimum dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.
Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.
“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.
“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.
By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.

As mentioned on previous item, 25% of the net profit must be distributed to the shareholders as minimum mandatory dividends, pursuant to article 202 of the Brazilian Corporation Law; or 10% of the Company’s consolidated Operating Cash Generation in the respective Fiscal Year.
The Bylaws provide, in accordance with article 197 of the Brazilian Corporation Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the net income for the year, the General Meeting may, by proposal of the management bodies, allocate the excess to the creation of the Unrealized Profit Reserve.
Furthermore, in accordance with article 199 of the Brazilian Corporation Law, the balance of profit reserves, except those for contingencies and unrealized profits, cannot exceed the share capital; once this limit is reached, the General Meeting will decide on the application of the surplus in the payment of the Company’s shares, in the share capital increase, or in the distribution of dividends.
For the purposes of calculation of the amount to be paid as mandatory minimum dividend, the “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.
Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in national currency.
“EBITDA” means the net profit for the Company’s Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.
“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance realized in the Fiscal Year.
By resolution of the General Meeting, the Company may distribute dividends in excess of the mandatory dividends set forth in its Bylaws.

In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

In addition, the Company’s Bylaws allow the Shareholders’ Meeting to grant the members of the Board of Directors and the Statutory Executive Board a share in the profits in the cases, manner and limits established by law. By proposal of the Statutory Executive Board, approved by the Board of Directors, the company may pay interest to the shareholders, as compensation on the equity of the latter, up to the limit established by article 9 of Law 9,249/1995; and in accordance with paragraph 7 of this same article. If paid in this way, the amounts disbursed may be imputed to the amount of the minimum mandatory dividend.

c. Period of distributions of dividends
The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves.
Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

The distribution of dividends to shareholders occurs annually, whenever there are profits or profit reserves.
Also, pursuant to the Company’s Bylaws, a half-yearly balance sheet will be raised on the last of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, because of the annual dividend; (ii) Raise extraordinary balance sheets and distribute dividends in shorter periods, because of the annual dividend, provided that the total dividend paid in each half of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, because of the annual dividend.

d. Any restrictions to distribution of dividends imposed by the law or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration orders	Not applicable.	Not applicable.

e. If the issuer has a formally approved income allocation policy, inform the body in charge for the approval, approval date and, if the issuer discloses the policy, the locations on the World Wide Web where the document can be viewed
Not applicable, since the Company does not have a formally approved income allocation policy.	Not applicable, since the Company does not have a formally approved income allocation policy.

2.8. The officers should describe the relevant items not evidenced in the issuer’s financial statements, indicating:

a)the assets and liabilities held by the Company, directly or indirectly, that are off-balance sheet items

The officers report that the Company does not have any material assets or liabilities that are not reflected in the Company’s consolidated financial statements for the fiscal year ended on December 31, 2025. All of its interests and relationships with subsidiaries are disclosed in the Consolidated Financial Statements.

(i)receivables portfolios written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities

The Company’s Officers clarify that there are no written-off receivables portfolios over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset not shown in the Company’s balance sheets for the fiscal year ended on December 31, 2025.

(ii)future sales agreement of products or services

In the annual course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, electric power, transportation and natural gas. The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities recorded in addition to the amount that is recognized monthly. In the fiscal year ended on December 31, 2025, these long-term commitments were in the total amount of BRL 25.2 billion. The Company calculates and discloses the updated amount only at the end of the fiscal year, which will be reflected in the next annual Reference Form.

(iii)Unfinished construction agreements:

Not applicable, as all unfinished construction agreements are evidenced in the Financial Statements. The impacts of these agreements are already evidenced in the appropriate line items.

(iv)Swap and acquisition of biological assets

In accordance with the Company’s strategy of forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, swap and acquisition of biological assets were entered into in August 2025. Under these agreements, the Company will receive specific volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, it must transfer equivalent volumes between 2028 and 2031.

On September 15, 2025, a payment of BRL 878,049 was made related to the exchange agreement. The remaining amounts to be paid total BRL 1,962,554, with BRL 819,970 due in 2026 and BRL 1,142,584 in 2028, according to the contractual schedule.

(v)future financing receivables contracts

The Company’s Officers clarify that there are no future financing receivables contracts in the Company’s balance sheets for the period ended on December 31, 2025.

b)other items not evidenced on financial statements

Not applicable, because the Company’s officers said that there are no relevant items not evidenced on financial statements of the Company for the period ended on December 31, 2025.

2.9. Regarding each of the items not evidenced in the financial statements indicated in item 2.8, the officers should comment on:

a)    how such items change or may change the Company’s revenues, expenses, operating income, financial expenses, or other items in the financial statements;
b)    type and purpose of the transaction;
c)    the nature and amount of the obligations assumed, and the rights generated in favor of the issuer as a result of the transaction.

(ii)    Take or Pay Contracts

In the annual course of its business, the Company enters into long-term take or pay contracts with suppliers of chemicals, transportation and natural gas, as described in the note 17 of the financial statements for the fiscal year ended on December 31, 2025.

The contracts provide for termination and suspension of supply clauses due to non-compliance with essential obligations. Expenses incurred due to any non-compliance will be recorded as operating costs and/or expenses in the earnings of the fiscal year.

In general, the Company purchases the minimum contractually agreed upon and for this reason there are no liabilities in addition to the amount that is recognized monthly. In the fiscal year ended on December 31, 2025, these long-term commitments were in the total amount of BRL 25.2 billion.

2.10. The officers must indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

a)Investments, including: (i) quantitative and qualitative description of investments in progress and planned investments, (ii) sources of investment financing; and (iii) relevant divestments in progress and planned divestments.

The Board of Officers reaffirms its long-term profitability strategy and remains committed to the execution focused on performance combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the industry.

Suzano seeks a continuous evolution, through a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant advances in the execution of the Company’s strategy to create value in a sustainable manner.

The Company has made important advances in the adjacent business strategy, which seeks new uses for our asset base, diversifying products with more profitable and scalable businesses.

i)    CAPEX 2026: As demonstrated in the table below, the Company forecasts CAPEX of BRL 10.9 billion for the fiscal year 2026, of which BRL 7.3 billion relates to maintenance. The balance in the total amount of BRL 3.6 billion, comprises: i) disbursements related to technology, industrial and forestry modernization projects, as well as residual amounts from initiatives initiated in previous fiscal years, with a reduction compared to 2025 due to the lower intensity of the projects disclosed in the Material Fact of October 26, 2023, excluding the effects of the monetization of ICMS claims related to the tissue expansion project in Espírito Santo; ii) investments with the purpose of expanding the forest base, payments linked to the exchange of standing timber, and actions with the purpose of maintaining competitiveness and the optionality of long-term growth, the decrease of which in 2026 stems from the lower impact of said exchange; and iii) disbursements associated with the Cerrado Project, mainly concentrated on the payment of performance bonuses linked to exceeding the operational targets of the new unit.

CAPEX (BRL billions)	2025¹ (Paid-in capital)	2026² (Projected)
Maintenance	7.8	7.3
Expansion, Modernization, Port Terminals and Others	1.5	0.8
Lands and Forests	3.1	2.6
Cerrado Project	0.9	10.7
Total	13.3	10.9
¹    Investments made in 2025, as published in the 4Q25 earnings release.
2 As per Material Fact dated as of December 9, 2026.

ii)    Investments in Aracruz:
1.New sanitary paper factory: construction of a sanitary paper (tissue) factory and conversion into toilet paper and paper towel in the city of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using ICMS claims it has in the state, representing an estimated net disbursement on the project of approximately BRL 130 million.

2.New biomass boiler: construction of a new biomass boiler at the pulp production plant located in Aracruz, in the state of Espírito Santo, replacing the current equipment, with total investments estimated at BRL 520 million.

The investments mentioned above therefore are in the total amount of BRL 1.170 million, with BRL 502 million disbursed in 2024 and BRL 674 million disbursed in 2025, with a further disbursement of BRL 103 million planned for 2026. Specifically with regard to the Investment Project in Aracruz, we will have a larger disbursement than initially budgeted due to adjustments to agreements, exchange rates and parameters. (considered under the item “Expansion, Modernization, Port Terminals and Others” in the table above), disregarding the monetization of ICMS claims.

iii)    Investment in fluff pulp
Investment in the total amount of approximately BRL 490 million for the production of fluff pulp from eucalyptus wood (Eucafluff®), with a nominal capacity of 340,000 tons per year. With the new investment, the Company’s total fluff capacity will be 440,000 tons per year in 2025.
The disbursement related to the above investment is considered in the CAPEX estimate released by the Company for 2026, estimated at BRL 46 million, with BRL 173 million already disbursed in 2024 and BRL 274 million disbursed in 2025.

On the main investments already made, for more information, see Section 2.4. The projections described above are also mentioned in item 3.1 of the Reference Form. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may prevent such expectations from being met or being substantially different from what was expected. For more information on the risks to which the Company is subject, see items 4 and 5 of the Reference Form.

b)Acquisitions already disclosed of plants, equipment, patents or other assets that may materially influence the Company’s productive capacity

On 2024, the Company announced two acquisitions: (a) Pactiv Evergreen Assets: assets comprising the integrated manufacturing plants for coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, with a total integrated capacity of approximately 420,000 metric tons per year of paperboard, of Pactiv Evergreen Inc. and its affiliates. The transaction was settled at a price of US$ 82.9 million (equivalent to BRL 452.1 million); and (b) a minority stake corresponding to 15% of the shares of Lenzing Aktiengesellschaft held by B&C and entered into a shareholders’ agreement with B&C, which establishes the main terms and conditions of said partnership, including: (a) Suzano’s right to hold two positions on the Board of Directors of Lenzing; and (b) Suzano’s right to alter control of Lenzing by acquiring an additional 15% stake in Lenzing shares held by B&C, through a mandatory public takeover bid established by the Austrian Takeover Act. The price for acquiring the minority interest was EUR 39.70 per share, corresponding to a total price of EUR 229.9 million (equivalent to BRL 1,436.8 million).

Furthermore, in addition to the information disclosed through the Material Fact dated December 23, 2023, the Company concluded the acquisition of all equity interests in Timber VII SPE S.A. (CNPJ No. 23.741.553/0001-09) and Timber XX SPE S.A. (CNPJ No. 40.157.006/0001-91), managed by BTG Pactual Timberland Investment Group, LLC, since all precedent conditions were met and all closing acts were carried out as established in the equity interest sale agreements entered into on December 23, 2023. In consideration for the shares of the Target Companies and considering the correction and adjustments provided for in the agreements, the transaction was settled at a price of BRL 2,144 million.

The transactions mentioned in this item are aligned with Suzano’s strategies of “Advancing in the links of the chain, always with a competitive advantage,” being “Bold in the Expansion of New Markets,” “A Protagonist in Sustainability,” and being “best-in-class” in the total cost of pulp, through the reduction of expenditure in the purchase of wood, as well as guaranteeing a forest base in strategic areas for its transactions in the long term.

c)New products and services, indicating (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services

The extent of new businesses that innovate and break paradigms contributes to the Company’s growth with investments in projects of high profitability and scalability, and helps to build avenues of diversification, creating sustainable value.

Suzano Packaging - Acquisition of Pactiv Evergreen Assets:
As disclosed in the material facts of July 12, 2024 and October 1, 2024, the Company acquired all the assets comprising the integrated manufacturing plants for coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, with a total integrated capacity of approximately 420,000 metric tons per year of paperboard, of Pactiv Evergreen Inc. and its affiliates. The transaction was settled for USD 80 million. Furthermore, the parties entered into (i) a transition services agreement, under which Pactiv provides services to Suzano with respect to certain acquired assets, and (ii) a long-term supply agreement, under which Suzano supplies Pactiv with products produced in Pine Bluff and consumed by Pactiv, which becomes a significant customer of this new Suzano asset. The transaction is aligned with Suzano’s long-term strategic avenue of “Advancing in the links of the chain, always with a competitive advantage,” providing the Company with entry into the North American paperboard market with competitiveness and scalability, having as its main characteristics (i) competitive assets well positioned in the industry’s cost curve; (ii) excellent geographic location with regard to operational and logistical infrastructure, with broad access to low-cost wood and representing future optionality; and (iii) a transaction that holds the leadership of the North American market in the segment. The purpose of the Company is to contribute its knowledge and operational experience to the paperboard business, seeking to expand the structural competitiveness and profitability of the acquired assets.

Lenzing:
In accordance with Suzano’s long term strategic avenues of “Bold in the Expansion of New Markets” and a “Protagonist in Sustainability”, the Company entered into a partnership with B&C Holding Österreich GmbH in which Suzano acquired a minority interest corresponding to 15% of the shares of Lenzing Aktiengesellschaf held by B&C and entered into a shareholders’ agreement with B&C, which establishes the main terms and conditions of said partnership, including: (a) Suzano’s right to hold two positions on the Board of Directors of Lenzing; and (b) Suzano’s right to alter control of Lenzing by acquiring an additional 15% stake in Lenzing shares held by B&C, through a mandatory public takeover bid established by the Austrian Takeover Act. The price for acquiring the minority interest was EUR 39.70 per share, corresponding to a total price of EUR 229,971,261.90 fully paid on August 30, 2024. The transaction represents the Company’s long-term confidence in creating value through competitive and scalable transactions for the sustainable development of wood-based textile fibers.

Tissue:
In accordance with its strategy of advancing along the supply chain, on June 1, 2023, the Company acquired all the shares held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), in the amount of US$ 212.1 million (equivalent to BRL 1.1 billion) paid in cash. The aforementioned amount should be reduced by BRL 11.9 million, corresponding to the reimbursement that Suzano received on September 15, 2023, due to variations in the closing and estimated values of inventory, working capital, and cash, which is the total amount of BRL 1.1 billion. MMC Brasil had no operations until the investment made by KC Brasil as a result of the spin-off carried out on May 25, 2023, which was created as a result of the separation of assets related to the business of manufacturing, marketing, distribution and sale of paper products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including the ownership of the “NEVE” brand by KC Brasil.

Also in 2023, the Company announced on October 26, through a material fact notice, the construction of a sanitary paper (tissue) factory and conversion into toilet paper and paper towel in the city of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using ICMS claims it has in the state, representing an estimated net disbursement on the project of approximately BRL 130 million.

Fluff
As disclosed in the material fact on October 26, 2023, Suzano will make an investment in the total amount of BRL 490 million for the production of fluff pulp from eucalyptus wood (Eucafluff®), with a nominal capacity of 340,000 tons per year. With the new investment, the Company’s total fluff capacity will be 440,000 tons per year in 2025. The investment represents the conversion of a pulp drying machine at the industrial unit in Limeira (SP), so that the company will have complete flexibility in the production of pulp for paper or fluff, after the investment is completed, scheduled for the fourth quarter of 2025.

New Products:
Development of applications and products from the microfibrillated pulp production is one of lines of research and business development at Suzano. In addition to the use of this product in paper and consumer goods, the Company has developed applications in different markets, such as paints, asbestos cement, cosmetics, cleaning products, hygiene, among others. In 2022, a 20,000-ton MFC plant was implemented in Limeira, and its start-up took place throughout 2023.

Spinnova:
In 2021 Suzano announced the creation of Woodspin, JV with Spinnova (a startup in which the Company holds 19% of interest), jointly investing 22 million Euros to build the first commercial scale SPINNOVA® production unit. Suzano also announced the creation of an MFC (microfibrillated pulp) plant that will supply the Woodspin plant.

In 2025, we concluded the total disinvestment of the technology business related to Spinnova, including the Woodspin sale. A decision generated non-recurring accounting impacts, specifically impairments and write-offs, reflecting the end of our exposure to this type of asset.

Kimberly-Clark
In June 2025, the Company announced the execution of an agreement with Kimberly-Clark

Corporation to acquire 51% of the share capital of a new company, which will hold the tissue product business in several global regions, excluding North America and some joint ventures. The transaction involves 22 factories in 14 countries, with an annual capacity of approximately 1 million tons, and includes the transfer of regional brands and the licensing of global Kimberly-Clark brands. The acquisition value is USD 1.734 billion (equivalent to BRL 9.463 billion), to be paid in cash upon closing, expected in mid-2026, subject to regulatory approval and corporate reorganization.

The new company will be a joint venture between Suzano and Kimberly-Clark, with the possibility of future purchase of the remaining 49% by Suzano, starting in the third year after closing. The partnership combines Suzano’s industrial expertise with Kimberly-Clark’s commercial and brand strength, focusing on innovation, sustainability, and expanding the use of short-fiber eucalyptus. The transaction is aligned with Suzano’s growth strategy with financial discipline and value creation, ensuring operational and commercial continuity of the businesses involved.

d)opportunities embedded in the issuer’s business plan related to ESG issues.

The union of innovation and sustainability is essential to allow Suzano to transform renewable raw materials from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. The Company seeks to be an agent of change and develop solutions to address society’s greatest challenges. Combining eco-efficient operations, eucalyptus plantations and conservation areas, it is a company that contributes to fighting climate change, improving the lives of the communities where it is present. Thus, sustainability is an essential part of Suzano’s strategy and governance practices.

The Company understands its role in fighting climate change. Native forests (which correspond to approximately 40% of its forestry base) and eucalyptus plantations together contribute directly to the removal of CO₂ from the atmosphere. At the same time, industrial and logistics activities are characterized by high intensity in greenhouse gas emissions. Suzano is committed to contributing to the fight against the global climate crisis through the Company’s long-term sustainability goals, among which are:

•Reducing scope 1 and 2 emissions by 50.4% by 2032

•Having 80% of suppliers, based on spending, and 80% of customers, based on revenue, committed to science-based climate targets by 2028 (SBTi)

•Reducing by 15% the intensity of the greenhouse gas emissions of scopes 1 and 2, per ton of production by 2030

The Company engages in ongoing certification of carbon credit projects, including the Horizonte de Carbono Project, which focus on the restoration of degraded areas through the reforesting with native and eucalyptus trees. In March 2023, Verra, our certifier, concluded the validation and verification of

1,9Mt CO₂ for the Horizonte de Carbono Project (VCS ID 3350). Out of this total, 1,7 million metric ton CO₂ are eligible for credit issuance.

On the energy front, the Company has a goal to increase by 50% the export of renewable energy to the grid by 2030, the result of which is reflected in a reduction of pulp production cash costs. This cost reduction derived from the capacity to self-generate renewable energy from biomass is aligned with the sustainable development guidelines for the company set out in its business plan. This exportation contributes to the country’s energy demand and to the renewability of the energy matrix, supporting the transition to a low-carbon economy.

On the innovation front, Suzano has a goal of making available 10 million tons of products of renewable origin, which can substitute plastic and other petroleum derivatives - from zero to 10 million by 2030, also contributing for diversification to the Company’s product portfolio. Products of renewable origin are those made from resources that come from nature, such as cellulose from eucalyptus, and that can be regenerated in a short period of time. Increasing the availability of products of renewable origin, in addition to those we have traditionally produced in our business, contributes to strengthening a low-carbon economy.

In addition to these goals, the Company works on other strategic ESG issues, such as: diversity, equity and inclusion, education and poverty reduction, water management on forestry and industry, waste reduction and promotion of biodiversity.

On the sustainable finance front, the Company has been active in issuing debt linked to sustainability targets, at a competitive cost. In this regard, the Company currently has three Sustainability linked bonds, which involve the following targets:

•SLB 2031: Reduction of GHG emissions intensity (reduce Greenhouse Gas emissions intensity of scopes 1 and 2), with a +25-bps impact on the coupon in case of non-achievement;

•SLBs 2032: Reduction of the intensity of water intake in industrial operations (reduce water intake in industry per ton of product), with an impact of 12.5 bps on the coupon if not achieved, and increase the number of women in leadership positions (reach 30% women in leadership positions (functional management and above) by 2025), with an impact of +12.5 bps on the coupon if not achieved;

•SLBs 2028: Reduction of the intensity of water intake in industrial operations (reduce water intake in industry per ton of product), with an impact of +25 bps on the coupon if not achieved, and increase the number of women in leadership positions (reach 30% women in leadership positions (functional management and above) by 2025), with an impact of +25 bps on the coupon if not achieved;

In addition to SLBs, since 2021, the Company has issued three Sustainability-linked Loans (SLLs), the last of which was issued in February 2024, in the amount of US$ 780 million, with a term of 5 years.

Through these transactions, Suzano ended 2025 with approximately 40% of its total gross debt tied to ESG instruments (including funding from SBLs, SLLs and green bonds). For 2025 and subsequent years, the Company will continue, as one of the guidelines of its business plan, to study possibilities of increasing the participation of credit facilities and debt instruments linked to sustainability commitments within its overall financing framework.

In defining capital allocation for modernization and expansion projects, financial parameters have a weight of 75%, and the impacts on the Commitments to Renew Life (which represent Suzano’s long-term sustainability goals) account for 25% in the evaluation of initiatives.

Also on this topic, the Internal Carbon Price, an instrument that quantifies the potential of a project to reduce greenhouse gas emissions and monetizes this benefit, has been incorporated to guide business and investment decisions. In practice, the Internal Carbon Price is now incorporated into the Net Present Value (VLP) of projects, contributing to making investments in decarbonization feasible. In addition to incorporating the feasibility assessment, determining which carbon market scenario the project under analysis becomes promising.

Our non-financial information is reported annually and assured by a third party. The Sustainability Report and Sustainability Center follow the main frameworks and standards, such as CVM Resolution No. 59, dated as of December 22, 2021, Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI) disclosure standards guidelines. More information is available on our Investor Relations website (www.suzano.com.br/ri).

2.11. Comment on other factors that significantly influenced operational performance and that have not been identified or discussed in the other items of this section.

Up to the date of this Form, no other events, other than those described in this section 2, have materially affected the Company.

II.Annex II - Allocation of the Net Profit (Annex A – RCVM 81/22)

1. Inform of the net income for the year

In the year ended on December 31, 2025, Suzano S.A. (“Company”) registered a net profit of thirteen billion, four hundred and eight million, one hundred and eighty-nine thousand, two hundred and seventy-two reais and ninety-four cents (BRL 13,408,189,272.94).

2. Inform the global amount and the amount per share of dividends, including anticipated dividends and interest on the stockholders’ equity already declared

The Management proposes the distribution of mandatory minimum dividends in the total amount of one billion, three hundred and eighty-five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 1,385,627,858.70), wherein: (i) the amount of one billion three hundred and eighty million reais (BRL 1,380,000,000.00) was declared at the Board of Directors Meeting held on December 10, 2025, and paid on February 4, 2026, as of interim dividends, declared against retained earnings, calculated based on the Company’s quarterly balance sheet, dated September 30, 2025 (“Interim Dividends”); (ii) the amount of five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 5,627,858.70), to be declared at the AEGM as additional dividends, will be paid by December 31, 2026, in Brazilian currency, based on the closing shareholding position of the B3 S.A. – Brasil, Bolsa, Balcão, trading session on April 29, 2026, without adjustment or monetary correction. The Company’s shares will begin trading “ex-dividends” from and including April 30, 2026 (“Additional Dividends”).

3. Inform the percentage of net income for the year distributed

The dividends distributed represent ten-point thirty-three percent (10.33%) of the net income for the year.

4. Inform the global amount and the value per share of dividends distributed based on profit from previous years

There was no distribution of dividends based on profits from previous years

5. Inform, after deducting the anticipated dividends and interest on the stockholders’ equity already declared:

a. The gross amount of dividends and interest on the stockholders’ equity, separately, per share of each type and class

Additional Dividends in the total amount of five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 5,627,858.70) will be paid at a rate of BRL 0.00455293 per share, considering the number of shares “ex-treasury” on March 23, 2026, which will be paid from the net profit for the fiscal year ended on December 31, 2025, as reflected in the Financial Statements for the fiscal year ended on December 31, 2025.

b. The form and term of payment of dividends and interest on the stockholders’ equity

It is proposed that the Additional Dividends be paid by December 31, 2026, in Brazilian currency.

c. Possible levy of restatement and interest on dividends and interest on the stockholders’ equity

Not applicable.

d. Date of the declaration of payment of dividends and interest on the stockholders’ equity considered for identification of shareholders who will be entitled to receive them

Additional Dividends will be paid to shareholders registered in the Company’s shareholder base at the close of trading on the B3 on April 29, 2026. The Company’s shares will begin trading “ex-dividends” from and including April 30, 2026.

6. If there has been a declaration of dividends or interest on the stockholders’ equity based on profits determined in half-yearly balance sheets or in shorter periods

a. Inform the value of dividends and interest on the stockholders’ equity already declared

As indicated above, at a Board of Directors’ Meeting held on December 10, 2025, the gross amount of one billion, three hundred and eighty million reais (BRL 1,380,000,000.00) was declared as interim dividends, which will be imputed to the mandatory minimum dividend for the fiscal year ended on December 31, 2025, pursuant to article 202 of the Brazilian Corporation Law and article 28 of the Bylaws.

b. Inform the date of the respective payments

The payment of the interim dividends in the gross amount of one billion, three hundred and eighty million reais (BRL 1,380,000,000.00) referred to in item (a) above occurred on February 4, 2026.

7. Provide a comparative table indicating the following values per share of each type and class:

a. Net income for the year and the three (3) previous years

Profit (loss) per share (in BRL thousand)	2025	2024	2023	2022
ON	10.84189	(5.59313)	10.85794	17.57724

b. Dividend and interest on stockholders’ equity distributed in the three (3) previous years

Year	Pay Day	Amount	Type	ON (per share)
2024	01/10/2025	BRL2,500,000,000.00	JCP	BRL2.017362506
2023	01/10/2024	BRL1,500,000,000.00	JCP	BRL1.163375077
2022	12/27/2022	BRL2,350,000,000.00	Dividends	BRL1.794780909

8. In case of allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount of (six hundred seventy million, four hundred and nine thousand, four hundred and sixty-three reais and sixty-five cents) (BRL 670,409,463.65), pursuant to article 193, paragraphs 1 and 2 of the Brazilian Corporation Law, was intended for the creation of the Legal Reserve.

b. Detail how the legal reserve is calculated
The net profit for the period was thirteen billion, four hundred and eight million, one hundred and eighty-nine thousand, two hundred and seventy-two reais and ninety-four cents (BRL 13,408,189,272.94), of which, 5% were allocated to the constitution of the legal reserve, pursuant to article 193 of Law No. 6,404/76 and pursuant to article 26, item (a) of the Company’s Bylaws.

9. If the company has preferred shares entitled to fixed or minimum dividends:
a. Describe how fixed or minimum dividends are calculated; b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends; c. Identify whether any unpaid installment is cumulative; d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares; e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation method provided for in the bylaws

Article 26, item (c) of the Company’s Bylaws establishes the payment of a minimum mandatory dividend that represents, in each year, the equivalent of the lowest amount between: (i) twenty-five percent (25%) of the adjusted annual net income under art. 202 of the Brazilian Corporation Law; or (ii) ten percent (10%) of the Company’s Operating Cash Generation in the respective Fiscal Year, as provided in article 26, § 3 of the Company’s Bylaws.

GCO = Adjusted EBITDA - Maintenance CAPEX

For the fiscal year ending December 31, 2025, the proposed distribution of the mandatory minimum dividend, in accordance with article 26, letter (c) of the Bylaws, represents 10% of the Company’s consolidated Operating Cash Flow for the fiscal year ended on December 31, 2025, calculated according to the formula below:

Operating cash generation (EBITDA)
Accounting EBITDA	21,946,267,000

Non-Recurring Adjustments:
(-) Non-recurring items and/or non-cash	(209,947,000)

Adjusted EBITDA	21,736,320,000

Operating Cash Generation - GCO:
(-) Maintenance Capex (Sustain)	(7,880,041,41)3

GCO = Adjusted EBITDA – Maintenance Capex	13,856,278,587.00

Dividends (10%) - Art. 26, “c” of the Bylaws	1,385,627,858.70
Interim Dividends	1,380,000,000.00
Additional Dividends	5,627,858.70

Where:

“GCO” means the consolidated Operating Cash Generation for the Company’s fiscal year ended on December 31, 2025, expressed in national currency.

“EBITDA” means the net income for the Company’s fiscal year ended on December 31, 2025, expressed in national currency, before income tax and social contribution on profit, financial revenue and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items and gains (losses) from change in fair value of biological assets.

b. Inform if it is being paid in full

The Management proposes the distribution of mandatory minimum dividends in the total amount of one billion, three hundred and eighty-five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 1,385,627,858.70, wherein: (i) the amount of one billion, three hundred and eighty million reais (BRL 1,380,000,000.00) corresponding to the Interim Dividends was paid on February 4, 2026; (ii) the amount of five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy cents (BRL 5,627,858.70), corresponding to the Additional Dividends, will be paid by December 31, 2026.

c. Inform the amount eventually withheld

Not applicable.

11. If the mandatory dividend is withheld due to the company’s financial situation:
a. Inform the amount of withholding; b. Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows; c. Justify the retention of dividends

Not applicable.

12. In the event of allocation of results to the contingency reserve: a. Identify the amount allocated to the reserve; b. Identify the loss considered probable and its cause; c. Explain why the loss was considered probable; d. Justify the constitution of the reserve

Not applicable.

13. If there is allocation of results to reserve for unrealized profits: a. Inform the amount allocated to the unrealized profit reserve; b. Inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable.

14. In case of allocation of income to statutory reserves:

a. Describe the statutory clauses that establish the reserve;

According to article 26, item (d), of the Company’s Bylaws, after the calculation of the minimum mandatory dividend, the balance, if any, will have the destination that, as proposed by the management, is resolved by the General Meeting, with the right to allocate up to ninety percent (90%) to the Capital Increase Reserve, to ensure adequate operating conditions. Said Reserve cannot exceed eighty percent (80%) of the share capital. The remainder will be allocated to the Special Statutory Reserve, with the purpose of guaranteeing the continuity of the half-yearly distribution of dividends, until reaching the limit of twenty (20%) of the share capital.

b. Identify the amount allocated to the reserve;

Under item (d) of article 26 of the Bylaws, and as indicated in the Financial Statements for the fiscal year ended on December 31, 2025, the amount of ten billion, one hundred and twenty-eight million, four hundred and eighty-five thousand, five hundred and eighty-nine reais and seventy-two cents (BRL 10,128,485,589.72) will be allocated to the Capital Increase Reserve, and the amount of one billion, one hundred and twenty-five million, eight hundred and eighty-six thousand, six hundred and thirty-two reais and twenty-nine cents (BRL 1,125,886,632.29) will be allocated to the creation of the Special Statutory Reserve.

c. Describe how the amount was calculated.

Allocation of the 2025 Income
Net Income for the year	13,408,189,272.94
(-) Legal reserve – 5%	-670,409,463.65
(-) Tax Incentives Reserve	-214,554,860.10
#VALUE!	12,523,224,949.19
(-) Mandatory minimum dividends	-1,385,627,858.70
(+) Realization of equity valuation adjustment	116,208,252.61
(+) Reversal of expired dividends	566,878.91
#VALUE!	11,254,372,222.01
(-) Reserve for Capital Increase – 89.99%	10,128,485,589.72
(-) Special Statutory Reserve – 10.01%	1,125,886,632.29

15. If there are retained earnings provided for in the capital budget: a. Identify the amount of retention; b. Provide copy of capital budget.

Not applicable.

16. If there is allocation of results to the tax incentives reserve

a. Inform the amount allocated to the reserve

According to article 195-A of the Brazilian Corporation Law, the amount of two hundred and fourteen million, five hundred and fifty-four thousand, eight hundred and sixty reais and ten cents (BRL 214,554,860.10) was allocated to the Tax Incentives Reserve.

b. Explain the nature of the allocation

The Company has the incentive of Exploration Profit, which allows for a partial reduction of Income Tax on the profits and losses of transactions carried out in areas covered by the Superintendency for the Development of the Northeast (SUDENE) and the Superintendency for the Development of the Amazon (SUDAM).

In accordance with the Law No. 12,973/2017, the amount of tax that is not paid due to these exemptions or reductions may not be distributed to shareholders. This amount must be recorded as a Tax Incentive Reserve, within the subgroup of profit reserves. This reserve may only be used for: (i) absorption of losses, provided that all other profit reserves have already been fully used, except for the Legal Reserve, which must be replenished as future profits are realized, in accordance with Law No. 6,404, dated as of December 15, 1976; or (ii) increase of share capital.

At the Company, the locations that enjoy such benefit are the industrial units in Aracruz (ES), Belém/PA, Mucuri/BA, Imperatriz (MA).

III.Annex III - Information regarding the Management (Section 7 – RCVM 80/22)

7.3 With respect to each of the directors and members of the Fiscal Council, appoint:

Statutory Executive Board of Officers

The information about the members of the Statutory Executive Board of Officers is not being presented herein, whereas the election of such members shall not be subject matter of resolution in the AGM to be held on April 23, 2026.

Board of Directors

Name	David Feffer	CPF/Passport	882.739.628-49
Date of Birth	11/13/1956	Profession	Businessman
Nationality	Brazilian	Elected by the controlling shareholder	Yes
Elected position held	Chairman of the Board of Directors	Starting date of the first term of office	04/30/1998
		Election date	04/23/2026
		Expected investiture date	04/23/2026
Independent Member	No	Term of office	Until 2028 Ordinary Shareholders’ Meeting (“AGM 2028”) (2 years)
Main work experiences over the last 5 years and other positions and functions held in the Company
David Feffer studied Business Management in Brazil and has specialization courses at Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA) e Stanford University (USA). He is currently Chairman of the Company’s Board of Directors and a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee, (b) Management and Finance Coordinator; (c) People Committee and (d) Sustainability Committee. David Feffer also holds the following positions at other companies: (i) Chief Executive Officer of Suzano Holding S.A.; (ii) member of the Board of Directors and Chief Executive Officer of Polpar S.A. since 2001; (iii) Chief Executive Officer of IPLF Holding S.A. since 2004; (iv) Chief Executive Officer of Premesa S.A. since April 2015. Furthermore, he has served as a member of the International Council of J.P. Morgan Chase & Co since 2023 and participates in several social and cultural institutions. Among them, the following stand out: (i) Honorary Co-Chairman of the Directors’ Committee of the ALEF-Peretz School; (ii) member of the Decision-Making Body of the Associação Beneficente Israelita Brasileira Hospital Albert Einstein; and (iii) Founder and Chairman of the Board of the ViaFoto Institute.

Declaration of possible convictions
Mr. Daniel Feffer declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final) and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. David Feffer declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021, as amended and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Daniel Feffer	CPF/Passport	011.769.138-08
Date of Birth	10/28/1959	Profession	Businessman
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	06/07/2001
		Election date	04/23/2026
Elected position held	Vice-chairman of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	No	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions and functions held in the Company
Daniel Feffer graduated in Law from Mackenzie University and has specializations from Getúlio Vargas Foundation, Harvard University and Massachusetts Institute of Technology (USA), IMD (Switzerland), and LBS-London Business School (England). He is currently Vice-Chairman of the Company’s Board of Directors, and is also a member of the non-statutory Sustainability Committee. Daniel Feffer also holds the following positions at other companies: (i) President of ICC Brazil; (ii) Chairman of the Trustee Council of Fundação Arymax; (iii) Chairman of the Directors’ Committee and Chairman of the Superior Council of Instituto Ecofuturo; (iv) Chairman of the Decision-Making Body of IBÁ; (v) Board Member of IEDI - Economic Institute for Industrial Development; (vi) Founding Member of the All for Education Commitment Board (Conselho do Compromisso Todos Pela Educação); and (viii) Member of the Strategic Board of FIESP.

Declaration of possible convictions
Mr. Daniel Feffer declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of criminal conviction, even if not final, conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Daniel Feffer declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Nildemar Secches	CPF/Passport	589.461.528-34
Date of Birth	11/24/1948	Profession	Mechanical Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/29/2008
		Election date:	04/23/2026
Elected position held	Vice-chairman of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	No	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions and functions held in the Company
Nildemar Secches holds a bachelor’s degree in Mechanical Engineering from USP, a bachelor’s degree in Finance from PUC-RJ and a PhD in Economics from Unicamp. He is currently a member of the Company’s Board of Directors and is a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; and (iii) People Committee. Mr. Nildemar also holds the following positions at other companies: (i) Vice-Chairman of the Board of Directors of WEG S/A; and (ii) Vice-Chairman of the Board of Directors of Iochpe-Maxion S.A.; (iii) Director of Vibra Energia S.A. His main work experiences in the last years include working as: (i) member of the Board of Directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the Board of Directors of Itaú-Unibanco, from 2012 to 2017.

Declaration of possible convictions
Mr. Nildemar Secches declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Nildemar declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Gabriela Feffer Moll	CPF/Passport	315.806.998-98
Date of Birth	12/13/1983	Profession	Manager
Nationality	Brazilian	Elected by the controlling shareholder:	Yes
		Starting date of the first term of office	04/25/2022
		Election date	04/23/2026
Elected position held	Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	No	Term of office:	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Gabriela Feffer Moll holds a bachelor’s degree in Hotel Administration, an Executive MBA from Fundação Dom Cabral and executive courses from Harvard University, Insper and Insead. She is currently a member of the Board of Directors and is a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee; and (iv) Sustainability Committee. Gabriela Moll also holds the following positions at other companies: (i) Officer of Suzano Holding S.A; (ii) Officer of Polpar S.A.; (iii) Officer of IPLF Holding S.A.; (iv) Officer of Premesa S.A.; and (v) Officer of Naman Capital Ltda. Her main work experiences include (i) founding AG Sport in 2010; (ii) joining Dotz in 2015; (iii) serving on the Board of Directors of MDS SGPS S.A.; (iv) at Suzano, starting in 2017, leading product communication and the digital transformation of the Paper and Packaging Unit. Also, at Suzano, after its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger.

Declaration of possible convictions
Mrs. Gabriela Feffer Moll declared that, for all legal purposes, she has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying her from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mrs. Gabriela Feffer Moll declared that she does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Maria Priscila Rodini Vansetti Machado	CPF/Passport	036.618.448-22
Date of Birth	05/04/1958	Profession	Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/26/2018
		Election date	04/23/2026
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	Yes	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Maria Priscila Rodini Vansetti Machado holds a bachelor’s degree in Agricultural Engineering from the Luiz de Queiróz School of Agricultural at the University of São Paulo (ESALQ/USP) and a specialization in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). She is a member of the Company’s Board of Directors, and is also a coordinator of the Sustainability Committee. Her main work experiences in the last years include: (i) Global Vice-President of Biological Products, Global Vice-President of New Business Development, Marketing Effectiveness and Customer Centricity at Corteva Agriscience; (ii) Vice-President of Strategy and Planning at Corteva Agriscience since January/2021; (ii) Global Director of Strategy and Business Development at Corteva Agriscience, in Indiana, when Dow and DuPont merged in September/2017; (iii) CEO of DuPont do Brasil and Vice-President of Latin America at DuPont Proteção de Cultivos (2015 and 2017); (iv) Global Director of Strategic Planning at DuPont Proteção de Cultivos (2014 and 2015); (v) Business Director at DuPont Canada (2008 and 2014). In 1996, she was transferred to Wilmington (Delaware, USA), where she held different positions in the Development and Marketing areas. She began her career at Dupont Brasil in 1981, in the agricultural division, assuming leadership positions in the Regulatory, Government Relations and Research & Development areas. In recent years she has served on the Board of Directors of the American Chamber of Commerce (AmCham), the Brazilian Chemical Industry Association (ABIQUIM), the Agribusiness Council of FIESP and the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). She is currently a member of the Boards of the Inter-American Dialogue in Washington, D.C., and the International Center in Indianapolis, Indiana.

Declaration of possible convictions

Mrs. Priscila Vansetti declared that, for all legal purposes, she has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying her from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mrs. Priscila Vansetti declared that she does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Paulo Rogerio Caffarelli	CPF/Passport	442.887.279-87
Date of Birth	09/19/1965	Profession	Executive
Nationality	Brazilian	Elected by the controlled shareholder	Yes
		Starting date of the first term of office	05/22/2020
		Election date	04/23/2026
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	Yes	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Paulo Rogerio Caffarelli holds a bachelor’s degree in Law from PUC-Curitiba, a specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba), an MBA in Corporate Law and Finance (FGV/RJ) and a master’s degree in Business Management and Economics (University of Brasília). He is currently (i) a member of the Board of Directors of the Company; (ii) coordinator of Suzano S.A.’s Statutory Audit Committee. Her main work experiences in the last years include: (i) President of Banco BBC of the Simpar Group from October 2021 to July 2025. (ii) President of Cielo S.A from November 2018 to May 2021. (iii) Joined Banco do Brasil in 1981, becoming Vice-President of Wholesale, International Business and Private Banking and Capital Markets (BB BI), from 2011 to 2014. (iv) Director of Logistics, Marketing and New Retail Business, as well Vice-President of Retail. He served as President from May 2016 to October 2018. (v) He was Executive Secretary at the Ministry of Finance from February 2014 to February 2015, and worked at Companhia Siderúrgica Nacional as Corporate Executive Officer. In recent years, he has served on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Cielo, Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; and Brasilcap Capitalização; he was also a member of the Advisory Board of Febraban – Brazilian Federation of Banks. Member since May/20.

Declaration of possible convictions
Mr. Paulo Rogerio Caffarelli declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Paulo Rogerio Caffarelli declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Paulo Rogerio Kakinoff	CPF/Passport	194.344.518-41
Date of Birth	09/06/1974	Profession	Administrator
Nationality	Brazilian	Elected by the controlled shareholder	Yes
		Starting date of the first term of office	05/25/2022
		Election date	04/23/2026
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	Yes	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Paulo Sergio Kakinoff holds a degree in Business Administration from Mackenzie University. Currently, he is a member of the Board of Directors and also serves on the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) Coordinator of the People Committee; and (iv) Coordinator of the Nomination and Remuneration Committee.
Mr. Kakinoff also holds the position of CEO of Porto Seguro Companhia de Seguros Gerais and is a member of the Boards of Directors of Porto Seguro, Simpar S.A., MRV&Co, and Cocal Energia Sustentável. Additionally, he serves as a member of the Governance and Board of Directors for non-profit organizations such as Todos pela Educação, MBC (Movimento Brasil Competitivo), Bemtevi, and Instituto Inhotim. He is the President of Pacto pelo Esporte and a Master Professor of the Business Administration course at ESPM.
His primary professional experiences in recent years include: (i) Member of the Board of Directors of Porto Seguro from March 2020 to July 2023; (ii) Member of the Board of Directors of GOL Linhas Aéreas S.A. since 2012 and (iii) CEO of GOL Linhas Aéreas S.A. from July 2012 to July 2022.
He began his career in the automotive industry, where he worked for 18 years. He served as President of Audi Brazil, Sales & Marketing Director for Volkswagen Brazil, Executive Director for South America at the Volkswagen Group headquarters in Germany, and a member of the Fiscal Council of Volkswagen Participações.

Declaration of possible convictions
Mr. Paulo Sergio Kakinoff declared that, for all legal purposes, he has not been subject, within the last 5 years, to any criminal convictions (even if not yet final and unappealable), any administrative sanctions or penalties (including those from the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance), or any final judicial or administrative decisions resulting in suspension or disqualification from practicing any professional or commercial activity.

Declaration of Politically Exposed Person (PEP)
Mr. Paulo Sergio Kakinoff declared that he does not meet the definition of a Politically Exposed Person, pursuant to CVM Resolution No. 50 of August 31, 2021, and Coaf Resolution No. 40 of November 22, 2021.

Name:	Rodrigo Calvo Galindo	CPF/Passport	622.153.291-49
Date of Birth	05/03/1976	Profession	Manager
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	05/22/2020
		Election date	04/23/2026
Elected position held	Independent Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	Yes	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Rodrigo Calvo Galindo holds a Bachelor’s degree in Law from the University of Cuiabá (Unic) and a Master’s degree in Education from the Pontifical Catholic University of São Paulo (PUC-SP). He currently serves as a member of the Company’s Board of Directors and is also a member of the following non-statutory committees: (i) Coordinator of the Strategy and Innovation Committee; (ii) Management and Finance Committee; and (iii) People Committee. Mr. Galindo also holds positions in other companies as: (i) Chairman of Cogna Educação S.A.; (ii) Managing Partner of Vidya Capital; (iii) Vice-Chairman of the Board of Directors of Farmax; and (iv) member of the Board of Directors of Suzano. He has been active in the management of educational institutions for over 30 years. His primary professional experience over the last five years includes serving as: (i) Administrator of educational institutions; (ii) CEO of Cogna Educação S.A.; (iii) Chairman of Cogna Educação S.A.; (iv) Managing Partner of Vidya Capital; (v) member of the Board of Directors of Suzano; (vi) Vice-Chairman of the Board of Directors of Farmax; and (vii) member of the advisory boards of organizations such as UNICEF Brazil and the Forum for Companies and LGBTI+ Rights.

Declaration of possible convictions
Mr. Rodrigo Calvo Galindo declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Rodrigo Calvo Galindo declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated November 22, 2021.

Name	Walter Schalka	CPF/Passport:	060.533.238-02
Date of Birth	12/04/1960	Profession:	Engineer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/25/2024
		Election date	04/23/2026
Elected position held	Member of the Board of Directors	Expected investiture date	04/23/2026
Independent Member	Yes	Term of office	Until AGM 2028 (2 years)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Walter Schalka holds a bachelor’s degree in Engineering from the Instituto Tecnológico de Aeronáutica - ITA, and post graduate’s degrees from Fundação Getúlio Vargas, IMD and Harvard Business School. He is currently a member of the Board of Directors of Suzano and is a member of the following non-statutory committees of the Company: (i) Management and Finance Committee; (ii) Strategy and Innovation Committee; (iii) People Committee; and (iv) Sustainability Committee. Walter Schalka also holds the following positions at other companies: (i) member of Parceiros da Educação, a Non-Governmental Organization; and (ii) member of the Board of Directors of Vibra Energia. His main work experiences in the last years include working as: (i) Financial and Administrative Director of Dixie Lalekla; (ii) General Officer of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, of the Votorantim Group.

Declaration of possible convictions
Mr. Walter Schalka declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Walter Schalka declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Fiscal Council

Name	Eraldo Soares Peçanha	CPF/Passport	179.386.437-34
Date of Birth	09/21/1951	Profession	Accountant
Nationality	Brazilian	Elected by the controlling shareholder	No
		Starting date of the first term of office	04/28/2017
		Election date	04/23/2026
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/23/2026
Independent Member	Not Applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Eraldo Soares Peçanha has a bachelor’s degree in Accounting and Business Management from Cândido Mendes University (RJ). He is currently a full member of the Suzano SA’s Fiscal Council. Main work experiences: Aracruz Celulose S.A. - Accounting and Internal Audit Manager and Controller (1974 to 1996); CSN-Cia. Siderúrgica Nacional - Controllership and IT Officer (1996 to 2003); Embratel S.A. - Controllership Officer and Corporate Governance Executive Officer (2003 to 2008); Icatu Seguros S.A. - Executive Officer of Client Services (2008 to 2011). He was a member of the Audit Committee of the Banco do Estado do Rio Grande do Sul and a full member of the Fiscal Council in the publicly-traded companies: Vale, Net Serviços de Comunicação, JBS, Ideiasnet and the closely-held corporations: Cadam, Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia. He was also an Alternate Fiscal Council Member in the publicly traded companies: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy and Padtec Holding. He was also a member of the Fiscal Council of the private pension funds of some of the companies where he worked. Since 2012 he has been working as a consultant in the areas of Corporate Governance, Controllership and Accounting/Financial Processes & Systems.

Declaration of possible convictions
Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Eraldo Soares Peçanha declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Kurt Janos Toth	CPF/Passport	193.789.557-20
Date of Birth	10/30/1947	Profession	Economist
Nationality	Brazilian	Elected by the controlling shareholder	No
		Starting date of the first term of office	04/28/2017
		Election date	04/23/2026
Elected position held	Alternate Member of the Fiscal Council	Expected investiture date	04/23/2026
Independent Member	Not Applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Kurt Janos Toth holds a bachelor’s degree in Economics from the Fluminense Federal University and a bachelor’s degree in Finance from the Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company’s Fiscal Council. His main work experiences in the last 5 years include working as member of the following Fiscal Councils: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2015 to 2017).

Declaration of possible convictions
Mr. Kurt Janos Toth declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Kurt Janos Toth declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Luiz Augusto Marques Paes	CPF/Passport	045.320.388-47
Date of Birth	07/21/1961	Profession	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/30/2004
		Election date	04/23/2026
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/23/2026
Independent Member	Not Applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Luiz Augusto Marques Paes has a Law degree from the Law School of the University of São Paulo – USP. He is currently an effective member of the Company’s Fiscal Council. Mr. Luiz Paes also holds the following positions at other companies: (i) effective member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (ii) member of the Audit Committee JSL S.A.; and (iii) partner of the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal advice in the fields of Tax and Corporate Law.

Declaration of possible convictions
Mr. Luiz Augusto Marques Paes declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Luiz Augusto Marques Paes declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Rubens Barletta	CPF/Passport	397.909.328-04
Date of Birth	08/10/1946	Profession	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office:	04/30/2004
		Election date	04/23/2026
Elected position held	Effective Member of the Fiscal Council	Expected investiture date	04/23/2026
Independent Member	Not Applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Rubens Barletta has a Law degree from the São Bernardo do Campo Law School. He is currently an effective member of the Company’s Fiscal Council. Mr. Rubens Barletta also holds the following positions at other companies: (i) member of the Fiscal Council of Tegma Gestão Logística S.A.; and (ii) partner of the law firm Barletta e Schubert Sociedade de Advogados.

Declaration of possible convictions
Mr. Rubens Barletta declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Rubens Barletta declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Luciano Douglas Colauto	CPF/Passport	129.559.468-42
Date of Birth	09/07/1967	Profession	Manager
Nationality	Brazilian	Elected by the controlling shareholder	Yes
Elected position held	Alternate Member of the Fiscal Council	Starting date of the first term of office	04/25/2024
		Election date	04/23/2026
		Expected investiture date	04/23/2026
Independent Member	Not applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Luciano Douglas Colauto holds degrees in Business Administration from Getúlio Vargas Foundation (EAESP-FGV) and in Law from the Law College of the University of São Paulo (USP). He worked as a consultant at Arthur Andersen (an auditing firm) from September 1988 to December 1991, and is currently a partner at Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (a consulting firm), a company he joined in December 1991. He served as a full member of the Fiscal Council of Nordeste Química S.A. – NORQUISA, CYRELA S.A., TECNISA S.A., JSL S.A. and Movida Participações S.A. and is currently a member of the Audit Committee of Cury Construtora e Incorporadora S.A.

Declaration of possible convictions
Mr. Luciano Douglas Colauto declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Luciano Douglas Colauto declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

Name	Roberto Figueiredo Mello	CPF/Passport	532.755.358-20
Date of Birth	08/06/1948	Profession	Lawyer
Nationality	Brazilian	Elected by the controlling shareholder	Yes
		Starting date of the first term of office	04/30/2004
		Election date	04/23/2026
Elected position held	Alternate Member of the Fiscal Council	Expected investiture date	04/23/2026
Independent Member	Not applicable	Term of office	Until AGM 2027 (1 year)
Main work experiences over the last 5 years and other positions or function in committees or structures that are not statutory in the Company
Roberto Figueiredo Mello has a Law degree from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding member of Pacaembu Serviços e Participações Ltda.

Declaration of possible convictions
Mr. Roberto Figueiredo Mello declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or enforcement of a penalty in an administrative process (including the CVM, the Central Bank of Brazil or the Federal Insurance Commissioner), even if not final, and no conviction has become final, in the judicial level or subject to a final administrative decision, which had the effect of suspending or disqualifying him from carrying out any professional or business activity.

Declaration of Politically Exposed Person (PEP)
Mr. Roberto Figueiredo Mello declared that he does not meet the definition of a politically exposed person, under the CVM Resolution No. 50 dated as of August 31, 2021 and Coaf Resolution No. 40 dated as of November 22, 2021.

7.5. Inform the existence of a marital relationship, common-law marriage or kinship up to the second degree among:

a.Issuer’s managers

Suzano S.A.
16.404.287/0001-55

Name and Position	Individual Taxpayer ID (CPF)	Related person	Individual Taxpayer ID (CPF)	Type of kinship
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Brother (1st degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	Daughter (1st degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Chairman of the Board of Directors of Suzano S.A .	882.739.628-49	Brother (1st degree by blood)
Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Father (1st degree by blood)

b. (i) Company’s managers and (ii) managers of direct or indirect controlled companies of the Company

None.

c. (i) Company’s managers or its direct or indirect controlled companies and (ii) direct or indirect controlling shareholders of the Company

Name and Position	Individual Taxpayer ID (CPF)	Related person	Individual Taxpayer ID (CPF)	Type of kinship
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Jorge Feffer Controlling Shareholder of Suzano S.A.	013.965.718-50	Brother (1st degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Ruben Feffer Controlling Shareholder of Suzano S.A.; and Indirect controlling shareholder through Suzano Holding S.A.	157.423.548-60	Brother (1st degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Brother (1st degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Controlling Shareholder of Suzano S.A.	882.739.628-49	Brother (1st degree by blood)

Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Jorge Feffer Controlling Shareholder of Suzano S.A.	013.965.718-50	Brother (1st degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	Ruben Feffer Controlling Shareholder of Suzano S.A.; and Indirect controlling shareholder through Suzano Holding S.A.	157.423.548-60	Brother (1st degree by blood)

d. (i) Company’s managers and (ii) managers of direct and indirect controlling companies of the Company

Name and Position	Individual Taxpayer ID (CPF)	Related person	Individual Taxpayer ID (CPF)	Type of kinship
Gabriela Feffer Moll Member of the Board of Directors of Suzano S.A.	315.806.998-98	David Feffer Chief Executive Officer of Suzano Holding S.A.	882.739.628-49	Father (1st degree by blood)
Daniel Feffer Vice-chairman of the Board of Suzano S.A.	011.769.138-08	David Feffer Chief Executive Officer of Suzano Holding S.A.	882.739.628-49	Brother (1st degree by blood)
David Feffer Chairman of the Board of Directors of Suzano S.A.	882.739.628-49	Gabriela Feffer Moll Officer of Suzano Holding S.A.	315.806.998-98	Daughter (1st degree by blood)

7.6. Inform about the relationships of subordination, service provision or control maintained in the last 3 fiscal years among the issuer’s managers and:

a)company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds all the share capital

None.

direct or indirect controlling shareholder of the Company

Fiscal Year 12/31/2025

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Function
David Feffer	882.739.628-49	Control and Subordination	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Suzano Holding S.A.	60.651.809/0001-05
Chief Executive Officer and Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Controlling Shareholder
Gabriela Feffer Moll	315.806.998-98	Subordination	Direct Controlling Shareholder
Member the Board of Directors of Suzano S.A., Member of the Management and Finance Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Suzano Holding S.A.	60.651.809/0001-05
Officer of Suzano Holding S.A.
David Feffer	882.739.628-49	Control	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder

Fiscal Year 12/31/2024

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Function
David Feffer
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Coordinator of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Suzano Holding S.A.
Chief Executive Officer and Controlling Shareholder
Daniel Feffer
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Suzano Holding S.A.
Controlling Shareholder
Gabriela Feffer Moll
Member the Board of Directors of Suzano S.A., Member of the Management and Finance Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Suzano Holding S.A.

Officer of Suzano Holding S.A.
David Feffer
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Coordinator of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Alden Fundo de Investimento em Ações
Controlling Shareholder
Daniel Feffer
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Alden Fundo de Investimento em Ações
Controlling Shareholder
Gabriela Feffer Moll
Member the Board of Directors of Suzano S.A., Member of the Management and Finance Committee, Member of the Strategy and Innovation Committee, Member of the People Committee and Member of the Sustainability Committee of Suzano S.A.

Related Person
Alden Fundo de Investimento em Ações
Officer of Alden Fundo de Investimento em Ações

Fiscal Year 12/31/2023

Identification	CPF/CNPJ	Type of relationship of the Manager with the related person	Type of related person
Position/Function
David Feffer	882.739.628-49	Control and Subordination	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Sustainability Committee, Coordinator of the Strategy and Innovation Committee, Member of the People Committee and Coordinator of the Management and Finance Committee of Suzano S.A.

Related Person
Suzano Holding S.A.	60.651.809/0001-05
Chief Executive Officer and Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Suzano Holding S.A.	60.651.809/0001-05
Controlling Shareholder
Gabriela Feffer Moll	315.806.998-98	Subordination	Direct Controlling Shareholder
Member of the Board of Directors of Suzano S.A.
Related Person

Suzano Holding S.A.	60.651.809/0001-05
Officer of Suzano Holding S.A.
David Feffer	882.739.628-49	Control	Direct Controlling Shareholder
Chairman of the Board of Directors, Coordinator of the Management and Finance Committee, Member of the Sustainability Committee and Member of the People Committee of Suzano S.A.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder
Daniel Feffer	011.769.138-08	Control	Direct Controlling Shareholder
Vice-Chairman of the Board of Directors and Member of the Company’s Sustainability Committee.
Related Person
Alden Fundo de Investimento em Ações	04.679.647/0001-42
Controlling Shareholder

b)if relevant, supplier, client, borrower or lender of the Company, its controlled company or the controlling companies or controlled companies of any of these persons.

None.

IV.Annex IV- Management Compensation (Section 8 – RCVM 80/22)

8.1: Describe the compensation policy or practice of the board of directors, statutory and non-statutory board of officers, Fiscal Council, statutory committees, and audit, risk, finance, and compensation committees, addressing the following aspects:

(a)    Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

Suzano has adopted a Management Compensation Policy (“Compensation Policy”), which establishes clear guidelines and defined objectives for the construction of the compensation of directors, committee members and statutory officers. This policy was approved by the Board of Directors on February 9, 2022. The Company adopts the same criteria and guidelines of the Compensation Policy for determining the compensation of non-statutory officers.

Objectives of the Compensation Policy: The main purpose of the Compensation Policy is to attract, retain and engage professionals aligned with Suzano’s strategy, principles and values, ensuring the generation of sustainable value for shareholders. The compensation strategy adopted by the Company promotes decisions that optimize costs, increase operational efficiency and drive innovation, resulting in a higher return on invested capital. For this purpose, the compensation structure seeks to balance fixed and variable, short- and long-term components, promoting alignment between the interests of executives and the company’s growth and sustainability objectives.

Compensation Components: the policy includes the following main components:

•Fixed Compensation: defined based on market studies, taking into account the complexity of the positions and the skills required.

•Short-Term Variable Compensation: profit-sharing, linked to the achievement of financial, operational and sustainability targets in accordance with the company’s strategy.

•Long-Term Variable Compensation: Long-Term Incentive Plans based on shares linked to the performance of the company’s shares on the market, which encourage a long-term vision, reinforce a sense of ownership and contribute to retaining talent by aligning the interests of executives with the company’s sustainable results.

Governance and Review: the Compensation Policy is periodically reviewed by the Appointment and Compensation Committee and approved by the Board of Directors, ensuring its acceptance to business strategy and market practices. In addition to the Compensation Policy, on November 30, 2023, Suzano approved the Compensation Recovery Policy (“Clawback”), which establishes the conditions under which executive officers must repay improperly received compensation, especially in situations involving accounting adjustments or errors in the calculation of results. The initiative reinforces the company’s commitment to transparency, integrity and corporate responsibility, which already provided for the implementation of “Malus” and “Clawback” mechanisms in its Compensation Policy

Access to the Policies: the Management Compensation and Clawback Policies are available in full at the following addresses:

•Suzano’s Investor Relations Website: https://ri.suzano.com.br

•Website of the Brazilian Securities and Exchange Commission (CVM): https://sistemas.cvm.gov.br

(b)    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of officers

i.    the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

The overall annual compensation of the managers is proposed by the Board of Directors and approved by the Annual General Shareholders’ Meeting. To ensure that decisions are aligned with best market practices and the Company’s financial reality, the Board of Directors has the support of the Appointment and Compensation Committee, which is responsible for assessing and defining compensation guidelines, taking into account industry benchmarks and the Company’s strategic targets.

The Appointment and Compensation Committee carries out analyses based on market research conducted by external consultants, ensuring that compensation is competitive, fair and aligned with the Company’s performance. The proposed guidelines are reviewed periodically to ensure that they meet the needs of attracting and retaining executive talent, while at the same time they are in compliance with the shareholder expectations.

The Appointment and Compensation Committee is composed of three members, one of them is from the Board of Directors and two are independent members, all with extensive experience in executive compensation and on boards of directors, ensuring transparency and impartiality in decisions.

The Appointment and Compensation Committee members are selected by the Board of Directors, based on their technical experience and independence. The selection process involves interviews conducted by the Committee Coordinator, who assess the candidates’ qualifications in corporate governance and executive compensation, ensuring that they have the necessary expertise to act autonomously and ethically in compensation discussions.

The Board of Directors, based on the proposal made by the Appointment and Compensation Committee, analyzes and approves the overall annual compensation of the managers and the Fiscal

Council (when established) and submits it to the Company’s General Meeting approval. Following approval of the General Meeting, the Board of Directors, based on a proposal made by the Appointment and Compensation Committee, approves the individual remuneration of the members of the management and the Fiscal Council (when established).

ii.    criteria and methodology used to determine individual compensation, indicating whether studies are used to verify practices, and, if so, the comparison criteria and the scope of these studies.

The Managers’ compensation is defined based on market standards, from sources with high credibility and methodological accuracy, such as research conducted by specialized consultancies, which guarantee the competitiveness and adequacy of compensation to the strategic needs of the Company and to best HR practices. These sources are fundamental to positioning the compensation of the Company’s employees within the best market parameters, guaranteeing the Company’s ability to attract and retain high-performance talent.

Every year, the Company acquires a comprehensive market survey from the renowned specialist consultancy Korn Ferry, which is used as a source to define the comparison criteria and objective benchmarks that will guide the compensation of the members of the Board of Directors, Board of Officers, Fiscal Council and Advisory Committees.

This analysis is based on a sample of companies similar in size and operating characteristics to Suzano, or leaders in their respective segments.

In order to define fixed, short and long-term variable compensation, the Company uses the following main sources of comparison provided by Korn Ferry: the “Top Exec” survey and the data provided by the KF Pay compensation platform, for the Board of Officers, and the Directors’ compensation survey for the Board of Directors, Advisory Committees and Fiscal Council, both from Korn Ferry. These tools serve as important sources for internal reflection and decision-making, as they offer accurate data on compensation practices in companies of similar size, allowing the Company to make objective and detailed comparisons.

Board of Directors, Fiscal Council and Committees: the compensation survey contracted with Korn Ferry is conducted using a panel composed of 25 selected companies, which have comparable size and governance characteristics to the Company, in accordance with the following methodology:

•Sector of Activity: 22% of the companies are in the Industrial sector, 22% in the Consumer sector, 17% in the Retail sector and 39% in other sectors;

•Governance: 65% of the companies are listed on the Novo Mercado; and

•Capital Structure: 39% of the companies have widely dispersed capital and 35% belong to a family group.

Korn Ferry’s research analyzes key compensation practices and trends, taking into account the time commitment of Directors, total fees (short and long term), participation in committees, and benefits offered, among other aspects.

Board of Officers: through the KF Pay compensation platform and the “Top Exec” survey, the Korn Ferry consultancy consolidates company data on an annual basis, with the purpose of supporting its clients, such as the Company, in internal discussions and decision-making regarding the compensation of the Company’s executives. The panel provided to Suzano is composed of compensation data from 28 companies of a similar size and characteristics to Suzano, according to the following methodology:

•Sector of Activity: 18% of companies are in the consumer goods sector, 14% are in the Industrial sector, 14% are in the mining sector, and 54% are in other sectors.

•Number of Employees: 64% of companies have more than 10,001 employees.

•Annual Gross Revenue: 25% of companies have annual gross revenue between US$ 1 billion and US$ 5 billion.

The survey presents a detailed source on the main compensation practices and trends in the market, such as information on fixed compensation, short- and long-term incentives, (direct and indirect) benefits, among others.

The above surveys are presented through detailed reports that consolidate the compensation practices of the companies surveyed by Korn Ferry. The Company does not have access to any individual compensation information, but only to an overview of the ranges of values practiced by position or salary group in the companies analyzed, which serves as a source for internal discussions and decision-making regarding the compensation of the Company’s executives.

The data from the “Top Exec” survey and market surveys on compensation for the Board of Officers, the Board of Directors, the Fiscal Council, and the Advisory Committees are updated annually by Korn Ferry, based on real compensation information from all companies surveyed. The methodology used by Korn Ferry seeks to include companies with operational and financial characteristics compatible with those of Suzano in the panels, in order to present itself as a valid source for minimally consistent and relevant comparisons.

The compensation strategy is built from the analysis of statistical percentages from Korn Ferry’s reports, which helps the Company determine compensation ranges considered competitive and compatible with the objective of attracting and retaining high-performance talent. These ranges guide the definition of compensation amounts for the members of the Board of Directors, Board of Officers, Fiscal Council and Committees.

It is important to highlight that the remuneration of the members of the Board of Directors and the Board of Officers of the Company may vary based on certain subjective criteria, such as:

•Responsibility level: compensation can be adjusted in accordance with the complexity of the position and the degree of involvement in strategic decisions;

•Academic background and experience: compensation may be adjusted according to the academic background and market experience of the manager, as well as their technical qualifications;

•Market value of services: compensation may be adjusted when the Company observes the market value of the services provided by Directors and/or Officers, especially when their skills are scarce or of great strategic relevance. For this assessment, the Company uses as a reference the information obtained through the KF Pay compensation platform (a platform focused on the compensation of the Board of Officers) and the Directors’ compensation survey (a service related to the compensation of the Board of Directors), provided by Korn Ferry, as detailed above;

•Competencies: compensation may be adjusted depending on the competencies of the aforementioned Officer and/or Director in the Company, highlighting (i) the specific competencies for each member of the Board of Officers, as set forth in the Company’s Bylaws and the Board of Officers’ Internal Regulations; and (ii) the specific competencies of the Chairman of the Board of Directors of the Company, as set forth in the Bylaws and the Board of Directors’ Internal Regulations of Suzano; and

•Accumulation of positions: compensation may be adjusted for members of the Board of Directors who hold positions on Advisory Committees to the Company’s Board of Directors.

These adjustments guarantee differentiated compensation according to the specific characteristics of each manager, always in compliance with the Company’s interests and the need to maintain internal equality.

In this regard, it is worth highlighting that the compensation of the Chairman of the Board of Directors considers his strategic and essential role in leading the Board of Directors, and in guiding the Chief Executive Officer and other members of the Company’s Board of Officers. Thus, in addition to the usual duties related to the role of member of the Board of Directors, the Chairman of the Board of Directors has additional duties, as set forth in the Company’s Bylaws and the Board of Directors’ Internal Regulations.

iii. how often and how does the board of directors assess the adequacy of the issuer’s compensation policy?

Annually, the Compensation Policy is assessed based on market information from specialized consulting firms.

The Appointment and Compensation Committee carries out a detailed analysis of the data from market surveys to assess the competitiveness and suitability of the Company’s Compensation Policy. This assessment takes into account the best practices in the sector, ensuring that the Managers’ compensation is aligned with the Company’s strategic needs and market trends.

The Committee also analyzes the structure of the compensation packages, including fixed compensation, short- and long-term variable compensation, and benefits, with the purpose of ensuring that these components are compatible with the Company’s performance and with its long-term strategy. The review also ensures that the compensation policy remains attractive for attracting and retaining qualified talents.

Any proposed changes to the compensation plans are discussed by the Committee and submitted to the Board of Directors. The Board of Directors analyzes these proposals to ensure that they are in accordance with corporate governance principles, aligned with the Company’s strategy and with the interests of shareholders.

This periodic assessment of the Compensation Policy is an ongoing process, which can be influenced by changes in the market, economic conditions or the Company’s strategic priorities.

If any area for improvement and/or adjustment to be carried out in the Compensation Policy is identified, such suggestion is submitted by the Appointment and Compensation Committee to the Board of Directors for approval, in accordance with item 8.2(b)(i) above.

(c)    Structure of Compensation

(i)Description of the several elements that make up the compensation, including, with respect to each of them:

•Its objectives and alignment with the issuer’s short, medium and long-term interests:

The compensation of the Company’s executives is structured to ensure alignment with the interests of shareholders and to support the Company’s sustainable growth. The main components of compensation are described below, with details of their objectives and how they connect to the Company’s short, medium and long-term strategy:

•Fixed Annual Compensation: the fixed compensation comprises the salary or fee of executives, plus any compensation for participation in committees and governance functions. Its purpose is to provide stable compensation, reflecting the responsibility of the position and ensuring competitive compensation in the short term, in compliance with the market expectations.

•Short-Term Variable Compensation: this includes profit-sharing, which rewards employees annually for meeting short-term goals aligned with the Company’s strategic objectives. The program intends to reinforce the alignment of executives with the interests of shareholders, motivating them to achieve financial, operational and ESG-related income that have a direct impact on the Company’s value.

•Long-Term Variable Compensation (share-based): this includes Long-Term Incentive Plans (ILP) share-based, designed to promote alignment between the interests of managers and those of the Company and its shareholders, as well as to encourage them to conduct business sustainably, observing appropriate levels of risk and generating long-term value.

Currently, the Company has the following Long-Term Incentive Plans:

(i) Phantom Shares Grant Plan: a compensation plan that grants units representing shares of the Company, which entitles the Beneficiary to receive a financial amount after the grace period, and may include performance indicators as a multiplier of the Redemption Amount.

(ii) Performance Shares Grant Plan: a compensation plan that grants the Beneficiary the right to receive shares of the Company, conditional upon the grace period and the achievement of established targets based on performance indicators.

(iii) SAR Plan (Share Appreciation Rights): a compensation plan linked to the appreciation of the Company’s shares, discontinued in 2024, which granted the Beneficiary units representing the Company’s shares (Phantom Shares) that give the Beneficiary the right to receive a financial amount, subject to (i) the Beneficiary’s investment in the grant; (ii) the achievement of a performance indicator; and (iii) compliance with the grace period. As mentioned, this Plan was discontinued in 2024, so that, since then, no new grants have been made under this Plan, which, however, still has open grants for the non-statutory Board of Officers.

For the Long-Term Incentive Plans highlighted above, the main performance indicator is the relative TSR (Total Shareholder Return), which measures the total return to shareholders, combining the appreciation of the shares with the dividends paid. The Company’s performance is compared with a benchmark group, composed of competing companies (“Benchmark Group”), and the Company’s relative position in this ranking will determine the performance factor.

Information on the Long-Term Incentive Plans is available in item 8 of this form and detailed below for each management body.

•Direct and indirect benefits and post-employment benefits: the Company offers a robust benefits package, aligned with best market practices, further detailed below.

•
The application of these elements, as well as their objectives and their alignment with respect to the short, medium and long-term interests of the Company, linked to the managers, take place as detailed below:

Board of Directors

Fixed compensation
The fixed compensation of the members of the Board of Directors is defined based on market standards, with the purpose of attracting, retaining, and rewarding qualified directors who add value to the Company, consisting of salaries or fees.

In addition to fixed compensation, directors who serve on advisory committees receive additional fees, paid monthly, as a way to recognize the dedication and responsibility associated with these extra functions.

Long-term variable compensation (share-based)
The members of the Board of Directors are eligible to participate in the Performance Shares Plan, which intends to align the interests of the Board of Directors with the Company’s medium and long-term strategic objectives, promoting sustainable growth and maximizing shareholder value.

The programs under the Performance Shares Grant Plan for the Board of Directors currently in effect have a grace period of three (3) years and are subject to the relative TSR as a performance indicator (Target), the achievement of which impacts the number of Performance Shares delivered to the Beneficiary at the end.

Information on the Performance Shares Grant Plan is available in item 8.4 of this form.

Direct and indirect benefits
The Company offers a life insurance benefit for directors with permanent dedication. This benefit is intended to provide additional security for directors and ensure the continuity of the Company’s governance in the event of unforeseen events, allowing them to concentrate fully on their strategic responsibilities.

Post-employment benefits and others: Not applicable.

Statutory and Non-Statutory Board of Officers

Fixed compensation
The fixed compensation for members of the Board of Officers is determined based on a market analysis, taking into account best industry practices. Its purpose is to attract, retain and motivate highly qualified executives who can generate value for the Company’s results. This compensation reflects the time, dedication and responsibilities of each member, in compliance with the company’s targets and strategy.

Fixed compensation is reviewed from time to time, taking into account individual performance, market standards and the Company’s strategic needs. Adjustments are made to ensure that executives are rewarded appropriately, in accordance with their impact on the Company’s performance and growth.

Short-term variable compensation
The Company’s short-term variable compensation comprises profit-sharing and intends to align the performance of executives and employees with the Company’s short-term strategic priorities, encouraging a focus on results that directly impact the sustainable growth of the business.

The program offers rewards based on the achievement of pre-established annual targets, which reflect organizational objectives and a commitment to creating value for stakeholders. This component includes individual targets, business unit targets, performance evaluations, and collective targets, as applicable, which primarily consider:

•Financial health: Indicators such as Ebitda and Operating Cash Generation, which assess financial efficiency and the ability to generate resources.

•Operational optimization: Targets intended at improving the efficiency of internal processes and productivity.

•ESG (Environmental, Social and Governance): Objectives intended at Diversity and Inclusion, and other sustainability and governance criteria.

As a trigger, the calculation and payment of the profit-sharing bonus are contingent upon reaching or exceeding the minimum value previously defined for a financial indicator established by the Company.
The short-term compensation structure was designed to ensure a clear relationship between individual and collective performance and the Company’s results, promoting a culture of high performance. Targets are monitored continuously throughout the year, with periodic reviews that allow progress to be assessed, points of attention to be identified and, when necessary, strategies adjusted to ensure alignment with the strategic drivers defined by the leadership.

In addition to recognizing exceptional deliveries, the short-term compensation above reinforces the principle of meritocracy and the importance of collaboration between areas, encouraging behavior in compliance with the organizational culture and corporate governance guidelines.

This structured and transparent approach guarantees equitable management of variable compensation, ensuring that rewards are awarded fairly, based on objective criteria and in compliance with internal policies and applicable regulations.

The configuration of the program will be discussed in greater depth later in the chapter on the calculation and adjustment methodology.

Long-term variable compensation (share-based)
The long-term variable compensation of the Board Of Officers is structured through the Long-Term Incentive Plans (ILP) based on actions intended at aligning the interests of the members of the Board of Officers with the Company’s medium and long-term strategic objectives, promoting sustainable growth and maximizing shareholder value.

Until the 2023 fiscal year, the members of the Board of Officers and the Board of Directors received, as a Long-Term Incentive (ILP), share-based payments (i) as phantom shares call options grant granted under the SAR Program; (ii) as shares delivered under the Performance Shares Plan; and (iii) as phantom shares granted under the Phantom Shares Grant Plan. In 2024, management decided to discontinue the SAR Plan. To strengthen the alignment between management and shareholder interests in order to ensure the continuity of appropriate incentive practices, management proposed to the 2024 Annual and Extraordinary General Meeting the improvement of the Performance Shares Grant Plan and the Phantom Shares Grant Plan through the approval of two new plans. The grants under the SAR Plan for the Statutory Board of Officers were settled in the fiscal year of 2025, and the outstanding grants for the non-statutory Board of Directors will be settled by 2027.

Therefore, the Board of Officers is eligible to participate in (i) the Phantom Shares Grant Plan; and (ii) the Performance Shares Grant Plan.

The programs under the Phantom Shares Grant Plan currently in effect have a grace period of three (3) to five (5) years, and are subject to the relative TSR as a performance indicator, the achievement of which impacts the calculation of the Redemption Value (as defined in the Plan).

The programs under the Performance Shares Grant Plan currently in effect have a grace period of three (3) to five (5) years, and are subject to the relative TSR as a performance indicator (Target), the achievement of which impacts the number of Performance Shares delivered to the Beneficiary at the end.
See item 8.4 of this Reference Form for more details on the Company’s Long-Term Incentive Plans.

Direct and indirect benefits
The Company offers a robust benefits package to Officers, including food vouchers, meal vouchers, group life and personal accident insurance, private pension plan, health check-ups, health insurance, and dental insurance.

These benefits are designed to promote the well-being and life quality of the members of the Board of Officers, in compliance with the best market practices. These benefits packages are reviewed from time to time to ensure that the Company remains competitive and able to attract and retain the best talent.

Post-employment benefits
The Company offers a private pension program to Officers, with the purpose of providing assistance after the termination of their employment with the Company.

Bonuses and termination of position
The Company may, on a non-recurring basis, enter into contractual arrangements as bonuses and termination of position benefits, due to changes in the structure of the management.

Fiscal Council
Fixed Compensation
The Company’s Fiscal Council is a supervisory body, composed of independent members, whose main function is to ensure that the Company’s activities comply with legal, regulatory and statutory rules. The Fiscal Council is non-permanent and is held at the request of shareholders, under article 161 of Law No. 6,404/76.

The compensation of the Fiscal Council members consists of a fixed monthly compensation which must not be less than 10% of the average fixed compensation of the members of the Statutory Board of Officers, excluding benefits, representation fees and profit-sharing, as per paragraph 2 of art. 162 of Law No. 6404/76. The fixed compensation policy seeks not only to meet legal requirements, but also to attract qualified professionals to carry out supervisory duties.

The amount of compensation is reviewed from time to time, taking into account factors such as the market and the complexity of the Company’s activities. This practice ensures that the Fiscal Council members are adequately compensated, reflecting the time and effort dedicated to their duties and the importance of their role in corporate governance.

Variable compensation: Not applicable

Direct and indirect benefits: Not applicable.

Post-employment benefits and others: Not applicable.

Advisory Committees
Fixed Compensation:

The compensation of the members of the Advisory Committees consists of a fixed monthly compensation, intended to reflect the time, experience, and dedication of each member in analyzing and recommending strategies relevant to the Company’s future.
In addition, the fixed compensation seeks to ensure that the Company has access to the best talent to advise the Board of Directors, contributing to the performance and sustainability of the business in the long term. Compensation is reviewed from time to time, taking into account the complexity and responsibilities assumed by committee members.

Variable compensation: Not applicable

Direct and indirect benefits: Not applicable.

Post-employment benefits and others: Not applicable.

•Its proportion in total compensation in the last 3 fiscal years

	Fiscal year ended on December 31,
STATUTORY BOARD OF OFFICERS	2025	2024	2023
Fixed Compensation	17.6%	17.2%	30.4%
Salaries or fees	17.0%	16.3%	28.6%
Direct or indirect benefits	0.6%	0.8%	1.8%
Participation in committees	—%	0.0%	0.0%
Variable Compensation	30.8%	12.8%	26.2%
Bonus	7.3%	0.0%	13.0%
Profit sharing	23.5%	12.8%	13.1%
Post-employment benefits	0.6%	0.5%	0.6%
Termination of employment	5.9%	2.2%	0.0%
Share-based compensation	45.1%	67.3%	42.8%
Total	100.0%	100.0%	100.0%

	Fiscal year ended on December 31,
BOARD OF DIRECTORS	2025	2024	2023
Fixed Compensation	62.6%	68.7%	83.0%
Salaries or fees	51.1%	49.3%	59.2%
Direct or indirect benefits	0.5%	0.2%	0.2%
Participation in committees	10.9%	19.3%	23.6%
Variable Compensation	—%	0.0%	0.0%
Bonus	—%	0.0%	0.0%
Profit sharing	—%	0.0%	0.0%
Post-employment benefits	—%	0.0%	0.0%
Termination of employment	—%	0.0%	0.0%
Share-based compensation (1)	37.4%	31.3%	17.0%
Total	100.0%	100.0%	100.0%
(1)As of 2023, the members of the Board of Directors are eligible to participate in the Performance Shares Plan, as detailed above and in item 8.4 of this Form.

	Fiscal year ended on December 31,
FISCAL COUNCIL	2025	2024	2023
Fixed Compensation	100.0%	100.0%	100.0%
Salaries or fees	100.0%	100.0%	100.0%
Direct or indirect benefits	—%	0.0%	0.0%
Participation in committees	—%	0.0%	0.0%
Variable Compensation	—%	0.0%	0.0%
Bonus	—%	0.0%	0.0%
Profit sharing	—%	0.0%	0.0%
Post-employment benefits	—%	0.0%	0.0%
Termination of employment	—%	0.0%	0.0%
Share-based compensation	—%	0.0%	0.0%
Total	100.0%	100.0%	100.0%

	Fiscal year ended on December 31,
ADVISORY COMMITTEES*	2025	2024	2023
Fixed Compensation	100.0%	100.0%	100.0%
Salaries or fees	100.0%	100.0%	100.0%
Direct or indirect benefits	0.0%	0.0%	0.0%
Participation in committees	0.0%	0.0%	0.0%
Variable Compensation	0.0%	0.0%	0.0%
Bonus	0.0%	0.0%	0.0%
Profit sharing	0.0%	0.0%	0.0%
Post-employment benefits	0.0%	0.0%	0.0%
Termination of employment	0.0%	0.0%	0.0%
Share-based compensation	0.0%	0.0%	0.0%
Total	100.0%	100.0%	100.0%

•Its calculation and readjustment methodology
The annual amount intended for the overall compensation of the Managers and the Fiscal Council (when instaled) is approved at the Annual General Meeting of the Company’s shareholders.

As described in item 8.1.b.ii of this Form, the Company annually conducts a comparative analysis of the compensation amounts paid to members of the Board of Officers, the Board of Directors, and the Advisory Committees, with those practiced in the market, especially by competing companies in the segments in which the Company operates, as well as by Brazilian multinational companies and publicly traded companies or companies with similar compensation strategies. This process is conducted based on the guidelines of the Company’s compensation strategy, through surveys carried out by renowned and specialized external consultants, with the purpose of assessing the degree of competitiveness and, if necessary, proposing adjustments to compensation components that are uneven.

Fixed Compensation
For the purposes of composing fixed compensation, the Company regularly carries out market surveys in order to assess whether the criteria and conditions it adopts for determining compensation are satisfactory and allow for the retention of professionals, as well as analyzing the need to propose readjustments to any compensation components that may be uneven. These surveys are conducted annually by a specialized and recognized consulting firm contracted by the Company, and are based on the data analysis from the main companies in the Brazilian market, with revenue and size similar to that of the Company. More information can be found in item 8.1.b(ii) of this Reference Form.

Furthermore, adjustments to the fixed compensation of the Board of Officers are also directly conditional on the annual performance evaluation of Suzano’s professionals. This evaluation considers individual performance indicators, which reflect the value and contribution of each employee to the sustainable growth of the Company.

Long-Term variable compensation (share-based)
The values of the share-based Long-Term Incentive grants are defined based on data from the Korn Ferry compensation survey, which offers a detailed view of market trends, salary practices and standards adopted by companies in several sectors. Analyzing this data allows Suzano to maintain its competitive compensation strategy and ensure that employees receive compensation that is in accordance with market conditions, thus contributing to attracting and retaining talent.

The determination of the grant amount of Performance Shares and Phantom Shares is calculated based on (i) a financial amount assigned according to the hierarchical level of each position in the Beneficiary’s organization; and (ii) converted into a number of shares, considering the average listing price of the Company’s shares in the ninety (90) trading sessions of the B3 stock exchange prior to the grant date.

Long-term incentives are reviewed annually to reflect market variations and changes in salary standards. This ongoing review process ensures that Suzano’s compensation strategy remains competitive and in compliance with the organizational needs and economic dynamics. The constant review allows the company to adjust its remuneration policy, ensuring that incentives remain appropriate to external conditions and performance expectations.

Share-based Long-term Incentive programs are also subject to the relative TSR performance conditions.

This approach ensures that long long-term incentives fairly reward employees, reflecting value creation for shareholders and other stakeholders.

Short-term variable compensation

Short-term variable compensation as profit-sharing is defined according to the hierarchical level of each position in the organization. These values are established on the basis of data provided by the Korn Ferry compensation survey, which offers detailed information on market trends and the practices adopted by companies in several sectors. Based on this data, Suzano seeks to guarantee the competitiveness of its compensation strategy, aligning it with the best market practices and ensuring that employees receive compensation in accordance with external conditions.

These incentives are reviewed annually in order to reflect market movements and changes in salary standards. This ongoing review process ensures that the company remains competitive in both attracting and retaining talent, adjusting its strategy in compliance with economic dynamics and organizational needs.

As a trigger, the calculation and payment of the profit-sharing bonus are contingent upon reaching or exceeding the minimum value previously defined for a financial indicator established by the Company.

The program is structured in components described below:

Collective Targets
They are defined annually by the senior management, the collective targets represent objectives common to all participants, intended at the Company’s overall performance. When determining these targets, aspects such as the following may be considered:

•Financial health: Economic and financial sustainability of the business.

•Competitive performance: The Company’s performance in comparison with the main competitors in the sector.

•ESG (Environmental, Social and Governance) Practices: Indicators related to environmental, social and governance issues, in accordance with the company’s commitments.

Business Unit (BU) Targets

Like the collective targets, the Business Unit Targets are set annually by senior management, focusing on the specific performance of each BU. This block includes financial and operational objectives directly linked to the growth, efficiency and results of the unit to which the participant is assigned.

Individual Targets
They are defined by the employee together with their immediate leader, individual targets should reflect the strategic objectives of the area and contribute to achieving organizational targets. Each participant can have up to four individual targets, prioritizing relevant deliveries in accordance with the company’s business plan.

Performance Evaluation
The performance evaluation considers, in addition to the results delivered, the employee’s behavior and alignment with the corporate culture and values. This component is essential for ongoing development and maintaining a high-performance environment, based on attitudes that support the Company’s strategy.

This structure seeks to ensure greater clarity, alignment and fairness in the process of defining, monitoring and paying the annual bonus, reinforcing commitment to sustainable growth and meritocracy. The Company adopts an ongoing monitoring process to assess progress in each of these pillars throughout the year, in order to ensure that the initiatives are progressing consistently and in compliance with the organization’s long-term objectives.

Achievement of Result Targets
The achievement ranges for Collective Targets, Business Unit (BU) Targets, and Individual Targets for the Board of Officers vary between 30% and 170%. Achievement can be at the minimum limit (30%) in scenarios of below-expected performance or exceed the standard (100%) when results exceed established targets, reaching up to (170%).

Achievement of Performance Evaluation
The performance component, which considers individual performance, behavior, and alignment with the Company’s culture, can range from 0% to 200%, where:

•0%: Performance significantly below expectations, with low alignment to expected behaviors.

•100%: Expected performance, with consistent delivery and behavior aligned with the culture.

•200%: Outstanding performance, with extraordinary results and attitudes that serve as a reference for the team.

These ranges have been structured to ensure clear differentiation in recognition, rewarding those who deliver superior results and demonstrate strong acceptance to organizational values.

Direct and indirect benefits

The direct and indirect benefits to which employees are entitled are calculated based on local market practices (Brazil), as determined by surveys conducted by Korn Ferry, a specialized consulting firm. This research intends to identify the practices adopted and the profile of the granting of benefits in companies of a similar size, ensuring that Suzano remains aligned with market conditions and trends.

Post-employment benefits
Information regarding private pension plans is available in item 8.14 of this Reference Form.

•Main performance indicators taken into account, including, when applicable, indicators linked to ESG issues

The compensation of the company’s managers is composed of fixed and variable components and long-term benefits. Each part is structured to align the interests of managers with the Company’s strategic objectives, promoting the generation of sustainable value over the long term. Below we detail the main components and the performance indicators considered for each one.

Fixed Compensation
•Market Surveys: Defined on the basis of compensation studies in companies of the same size and sector.

•Competitive Positioning: Ongoing monitoring to ensure the Company’s competitiveness with respect to the market.

Variable Compensation
Short-term variable compensation is linked to the achievement of targets and indicators that reflect the Company’s financial, operational and strategic performance. The purpose is to reward managers for results that directly contribute to the creation of long-term sustainable value. Performance and market trends are reviewed from time to time, allowing for the necessary adjustments to ensure acceptance of the Company’s strategies.

Main financial indicators:
•EBITDA: Measurement of the Company’s operating profit.

•Operating Cash Generation and Free Cash Flow: Assessment of the ability to generate cash and maintain operating liquidity.

•Working Capital: Measuring efficiency in inventory management and payment deadlines.

•Net Debt and Cost of Debt: Monitoring the debt structure and its costs.

•Contribution Margin: Indicator of operating profitability.

•Budget Compliance: Monitoring acceptance of the established budget.

•Total Operational Disbursement (TOD): Variable Maintenance Capex + G&A Expenses & Variable Freight + Variable Cash Cost.

Main operational indicators:
•Pulp and Paper Production Levels: Measurement of the Company’s production capacity.

•Operational and Commercial Costs: Control of fixed, variable, and marketing costs.

•Availability of Planting Areas: Efficient management of natural resources.

•Integration of Acquired Companies: Success in integration and generation of synergies.

•Execution of Innovations: Evaluation of the execution of innovative projects.

Main ESG (Environmental, Social and Governance) Indicators:
The ESG indicators are essential to ensuring that the Company acts responsibly, meeting environmental and social commitments. The main indicators include:

•Diversity and Inclusion: Promoting diversity with a focus on increasing the representation of women and black people in leadership positions.

•Fighting Poverty and Generating Income: Projects intended at social inclusion and generating economic opportunities.

•Biodiversity: investment in environmental restoration and conservation to connect half a million hectares of priority areas for biodiversity conservation across the Cerrado, Atlantic Forest, and Amazon biomes.

•Regulatory Compliance: Acceptance of regulations such as SOX and internal controls, ensuring solid governance.

Long-term variable compensation (share-based) is linked to the relative TSR, a financial performance indicator. For the purposes of art. 7 of Annex B of the B3 Issuers Regulation, the Company clarifies that the Company’s long-term variable compensation does not establish performance indicators linked to ESG (Environmental, Social and Governance) topics or targets, since it considers the TSR to be the most appropriate parameter to measure long-term performance, favoring the use of this metric for long-term variable compensation (share-based). ESG elements are a relevant component in the short-term variable compensation adopted.

The compensation structure for managers intends to ensure alignment between their interests and the Company’s strategic objectives, with a focus on creating long-term value for shareholders and the sustainability of operations. The combination of financial, operational, strategic and ESG indicators provides an effective incentive system, reinforcing corporate responsibility and solid governance.

ii. reasons justifying the composition of compensation
The composition of managers’ compensation is carefully aligned with the Company’s long-term objectives, with a focus on attracting, retaining and motivating key talent. The compensation structure, designed to support the organization’s continued success with best corporate governance practices, is competitive with respect to the market, positioning total compensation above the average of companies of similar size and sector. In this way, the Company ensures that managers are rewarded according to the strategic impact of their decisions, promoting sustainable performance and maintaining high standards of accountability and transparency.

Fixed Compensation
Defined on the basis of market analysis and comparisons with companies of the same size and sector, fixed compensation intends to guarantee fair and competitive compensation. This component reflects the responsibilities and level of complexity of the positions, ensuring that the company can attract and retain qualified executives with the experience and skills needed to meet strategic challenges.

Short-Term Variable Compensation
Variable compensation is directly linked to the Company’s performance and is designed to align the interests of managers with strategic and short-term objectives of the Company. It is composed of financial, operational, strategic and ESG indicators, it rewards results that generate suitable value for shareholders and society. The inclusion of short-term targets ensures that incentives are balanced, encouraging decisions that promote the Company’s continued growth.

Long-Term Variable Compensation (share-based)
Long-term incentives, such as Share-based compensation plans, are key to fostering loyalty and long-term commitment among managers. These benefits are in accordance with interests of executives with the creation of shareholder value over time.

iii. existence of members not remunerated by the issuer and the reason for this fact
There are no non-remunerated members.

(d) existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no portion of the compensation received by members of the Board of Directors, the Board of Officers, the Fiscal Council and/or members of the Advisory Committees due to their position at the issuer, which is borne by subsidiaries, controlled companies or direct and indirect controlling shareholders.

(e) existence of any compensation or benefit linked to the occurrence of a specific corporate event, such as the sale of the issuer’s controlling interest

Currently, there is no compensation or benefit for members of management related to the occurrence of a specific corporate event.

8.2. Regarding the compensation recognized in the profits and losses of the last 3 fiscal years and that projected for the current fiscal year of the board of directors, the statutory board of officers and the Fiscal Council, prepare a table with the following content:

Total expected compensation for the current Fiscal Year 12/31/2026 - Annual Value (BRL)
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	9.00	7.00	3.00	19.00
Clarification
Fixed annual compensation	21,325,618.63	18,223,726.13	1,256,744.75	40,806,089.51
Salary or compensation for work	18,309,455.72	17,503,519.37	1,256,744.75	37,069,719.83
Direct and indirect benefits	47,146.52	720,206.76	0.00	767,353.28
Participation in committees	2,969,016.40	0.00	0.00	2,969,016.40
Others
Description of other fixed compensations
Variable compensation	0.00	35,440,779.44	0.00	35,440,779.44
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	35,440,779.44	0.00	35,440,779.44
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).
Post-employment	0.00	1,075,842.12	0.00	1,075,842.12
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	9,919,949.17	49,032,871.13	0.00	58,952,820.30
Note
Total compensation	31,245,567.80	103,773,218.81	1,256,744.75	136,275,531.36
Total compensation for the Fiscal Year ended 12/31/2025 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.00	6.33	3.00	18.33
No. of paid members	9.00	6.33	3.00	18.33
Clarification

Fixed annual compensation	15,925,541.05	18,140,606.68	1,090,800.00	35,156,947.73
Salary or compensation for work	13,015,944.00	17,533,284.84	1,090,800.00	31,640,028.84
Direct and indirect benefits	126,243.73	607,321.84	0.00	733,565.57
Participation in committees	2,783,353.32	0.00	0.00	2,783,353.32
Others
Description of other fixed compensations
Variable compensation	0.00	31,648,272.55	0.00	31,648,272.55
Bonus	0.00	7,500,000.00	0.00	7,500,000.00
Profit sharing	0.00	24,148,272.55	0.00	24,148,272.55
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).
Post-employment	0.00	596,949.49	0.00	596,949.49
Termination of office	0.00	6,057,100.00	0.00	6,057,100.00
Share-based (including options)	9,526,050.09	46,450,517.48	0.00	55,976,567.57
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	25,451,591.14	102,893,446.20	1,090,800.00	129,435,837.34

Total compensation for the Fiscal Year ended 12/31/2024 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	8.83	7.17	3.00	19.00
No. of paid members	8.83	7.17	3.00	19.00
Clarification
Fixed annual compensation	13,783,032.29	23,658,843.40	1,090,800.00	38,532,675.69
Salary or compensation for work	9,886,064.00	22,520,714.87	1,090,800.00	33,497,578.87
Direct and indirect benefits	32,956.33	1,138,128.53	0.00	1,171,084.86
Participation in committees	3,864,011.96	0.00	0.00	3,864,011.96
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation	0.00	17,681,766.08	0.00	17,681,766.08
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	17,681,766.08	0.00	17,681,766.08
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).
Post-employment	0.00	724,545.32	0.00	724,545.32
Termination of office	0.00	2,969,866.67	0.00	2,969,866.67
Share-based (including options)	6,268,983.87	92,781,794.95	0.00	99,050,778.82
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	20,052,016.16	137,816,816.43	1,090,800.00	158,959,632.59

Total compensation in the Fiscal Year ended 12/31/2023 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	9.00	7.00	3.00	19.00
Clarification
Fixed annual compensation
Salary or compensation for work	9,285,259.00	26,307,936.77	1,066,800.00	36,659,995.77
Direct and indirect benefits	25,926.94	1,661,641.43	0.00	1,687,568.37
Participation in committees	3,709,011.96	0.00	0.00	3,709,011.96
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation
Bonus	0.00	12,000,000.00	0.00	12,000,000.00
Profit sharing	0.00	12,094,548.47	0.00	12,094,548.47
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).	INSS (employer’s obligations) levied on variable compensation (bonus).
Post-employment	0.00	598,412.60	0.00	598,412.60
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	2,666,666.67	39,463,601.51	0.00	42,130,268.18
Note	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.	The number of members of each body was calculated considering the annual average of the number of members calculated monthly.
Total compensation	15,686,864.57	92,126,140.78	1,066,800.00	108,879,805.35

8.3. Regarding the variable compensation of the last 3 fiscal years and that projected for the current fiscal year of the board of directors, the statutory board of officers and the Fiscal Council, prepare a table with the following content:

Forecast for the current fiscal year (2026)
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	0.00	7.00	0.00	7.00
Clarification	-	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	0.00	0.00	0.00
Value provided in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Value effectively acknowledged in the fiscal year	N/A	N/A	N/A	N/A
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	0.00	N/A	0.00
Maximum value provided in the compensation plan	0.00	35,440,779.44	N/A	35,440,779.44
Value provided in the compensation plan, if the targets are achieved	0.00	21,855,779.44	N/A	21,855,779.44

Fiscal Year ended on 12/31/2023
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	9.00	6.33	3.00	18.33
No. of paid members	0.00	6.33	0.00	6.33
Clarification	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	7,500.00	0.00	0.00
Value provided in the compensation plan, if the targets are achieved	0.00	7,500.00	0.00	0.00
Value effectively acknowledged in the fiscal year	0.00	7,500.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	N/A	0.00	0.00
Maximum value provided in the compensation plan	0.00	23,063,535.26	0.00	23,063,535.26
Value provided in the compensation plan, if the targets are achieved	0.00	14,881,035.26	0.00	14,881,035.26
Value effectively acknowledged in the fiscal year	0.00	24,148,272.55	0.00	24,148,272.55

Fiscal Year Ended on 12/31/2023
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	8.83	7.17	3.00	19.00
No. of paid members	0.00	6.67	0.00	6.67
Clarification	-	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	0.00	0.00	0.00
Value provided in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Value effectively acknowledged in the fiscal year	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	23,063,535.26	0.00	23,063,535.26
Value provided in the compensation plan, if the targets are achieved	0.00	14,881,035.26	0.00	14,881,035.26
Value effectively acknowledged in the fiscal year	0.00	17,681,766.08	0.00	17,681,766.08

Fiscal Year Ended on 12/31/2023
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	0.00	7.00	0.00	7.00
Clarification	-	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	0.00	0.00	0.00
Value provided in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Value effectively acknowledged in the fiscal year	0.00	12,000,000.00	0.00	12,000,000.00
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	16,591,901.39	0.00	16,591,901.39
Value provided in the compensation plan, if the targets are achieved	0.00	9,448,699.75	0.00	9,448,699.75
Value effectively acknowledged in the fiscal year	0.00	12,094,548.47	0.00	12,094,548.47

8.4. Regarding the share-based compensation plan for the board of directors and statutory board of officers, in effect during the last fiscal year and projected for the current fiscal year, please describe:

a)General terms and conditions

Until the end of 2023, the Company had three Long-Term Incentive plans based on shares: (i) the Phantom Shares Grant Plan, the (ii) SAR Plan (Share Appreciation Rights) and the (iii) Performance Shares Grant Plan. The purpose of these plans was to align the interests of managers and shareholders, furthering sustainable growth and appreciation of the Company’s shares.

In 2024, Management decided to discontinue the SAR Plan. To strengthen the alignment between management and shareholder interests as well as ensure the continuity of appropriate incentive practices, management submitted to the shareholders’ approval gathered in the 2024 Annual and Extraordinary General Meeting held on April 25, 2024, the improvement proposal of the Performance Shares Grant Plan and the Phantom Shares Grant Plan.

The purpose of the new plans is to:
•Strengthen the alignment between management and shareholders, ensuring that long-term interests are aligned;

•Attract, retain, and encourage managers to make strategic decisions and sustainably conduct the Company’s business with adequately controlled risk;

•Provide direct financial incentives, rewarding executives for creating lasting value for the Company.

As provided in the Plans, the Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws, as well as the guidelines established by the General Meeting and the Board of Directors itself, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, including delegating the execution of the Plans to the Executive Board or the Company’s human resources area.

SAR Program (Share Appreciation Rights) – Discontinued in 2024
For its main executives and key members among its employees, the Company has the SAR Program (Share Appreciation Rights, or Share Value Appreciation Program) (“SAR Plan”). The SAR Plan granted the Beneficiary units representing the Company’s shares (phantom shares) that give the beneficiary the right to receive a financial amount, subject to (i) the beneficiary’s investment in the grant; (ii) the achievement of a performance indicator; and (iii) compliance with the grace period.

In 2024, the Company decided to discontinue the grants in the SAR Plan. Thus, the variable compensation related to this Plan only covers the settlement of outstanding grants, granted in fiscal years prior to its discontinuation.

Currently, there are no members of the Management holding grants with outstanding settlement, which remain held exclusively by non-statutory board members.

In the grants made while the Plan was in force, the number of phantom shares granted to each beneficiary was calculated considering (i) the beneficiary’s salary; (ii) a salary multiple applied to the salary value; and (iii) the average of the last 90 quotations of the Company’s shares on B3 prior to the grant date.

At the moment of the grant, the beneficiary was required to invest 5% of the total value corresponding to Phantom Shares. After 3 years, an additional investment of 20% is required (or was required, as the case may be) for the beneficiary to be eligible to receive the financial amount provided under the SAR Plan; this requirement was applied to grants settled previously and remains applicable to grants that have not yet been settled.

The grace period established in the SAR Plan is three (3) years, starting on the date of granting, with a lock-up period of 6 months after the completion of the grace period. During the lock-up, Beneficiaries may not sell or trade the shares. After this period, a window of up to two (period) years opens for the Beneficiary to exercise their right to receive the financial amount related to the units representing shares of the Company (phantom shares) granted.

At the redemption, the value of shares shall be determined based on the following criteria:
•Number of shares granted to the Beneficiary;

•Average of the last 90 quotations of the Company’s shares on B3, prior to the first day of the redemption window;

•The relative Total Shareholder Return (TSR) (a performance indicator that assesses the total return generated for the shareholder, considering the variation in the share price and dividends paid, compared to the return on shares of competing companies).

The share value at redemption will be multiplied by the relative TSR observed in the period, depending on the performance of the Company’s share (B3:SUZB3) with respect to competitors. The adjustment for TSR reflects the Company’s comparative performance in the market.

Phantom Shares Grant Plan
The members of the Board of Officers, both statutory and non-statutory Board of Officers, and key employees of the Company, who may be selected by the Board of Directors to participate in this Plan are eligible to be Beneficiaries of the Plan – and thus, upon fulfilling the conditions established therein, to receive a monetary value resulting from the grant of Phantom Shares (“Phantom Shares”).

The Company’s Board of Directors has the authority to approve the granting of Phantom Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective programs and in the related grant agreements.

As set forth above, each Phantom Share entitles its holder to receive a monetary value equivalent to the market price of one (1) share of the Company, determined by the market quotation on the determination date (this share, the “Reference Share” for the purposes of the Phantom Share Grant Plan).

The number of Phantom Shares to be granted to each beneficiary is calculated based on two main criteria: (i) the financial value assigned based on the beneficiary’s reference salary and salary multiple or by financial references related to the position grouping; and (ii) the value in Brazilian Reais per share, determined by the average quotation of the Reference Shares in the last 90 trading days of the B3 market prior to the grant date set forth in said grant agreement.

The Beneficiary may only exercise the rights related to Phantom Shares after fulfilling the grace period and the other conditions established in the Plan, respective programs, and grant agreements.

The granting of Phantom Shares does not guarantee the beneficiary the right to exercise or liquidate these shares before these conditions are met.

The grace period will be determined by the Board of Directors and may vary between three (3) and five (5) years from the grant date. During this period, the beneficiary may not exercise any rights regarding Phantom Shares.

After the grace period, the Board of Directors will determine an “exercise period” in each Grant Program or Agreement, and may not exceed two (2) years from the end of the grace period. During the Exercise Period, the beneficiary may exercise the rights relating to the Phantom Shares in accordance with the conditions established, as per the flow below.

The settlement of Phantom Shares shall be made through the payment in cash to the beneficiary of the redemption amount, calculated by multiplying the (i) number of Phantom Shares granted; by (ii) the quotation of the Reference Shares, determined by the average quotation of the last 90 trading days of the B3 market (“Redemption Amount”), as defined in each program, based on the closing of the last trading day before the settlement, with the TSR (Total Shareholder Return) or another metric of strategic priority for the Company act as a multiplying factor of the Redemption Amount calculation.

For the Plan, TSR (Total Shareholder Return) means the performance indicator related to return to the shareholder, used to measure the performance of shares of competing companies in a certain time interval, combining the share price of comparable (relative TSR). The Company’s performance is compared with the benchmark group, and the Company’s relative position in this ranking will determine the performance factor.

Below is the grant flow for the Phantom Shares Grant Plan:
The Board of Directors shall approve, at its sole discretion, based on the Committee’s recommendation and under the Plan, the programs that shall define: (i) the Beneficiaries eligible for the grant of Phantom Shares; (ii) the number of Phantom Shares assigned to each beneficiary; (iii) the conditions for the exercise of the rights related to the Phantom Shares, with the possibility of modifying these conditions, as necessary or convenient, according to the Plan and the respective agreements; (iv) the grace period and the exercise period for each beneficiary; and (v) the other terms and conditions related to the grant and exercise of rights.

Beneficiaries, including those selected for Extraordinary Grants (as defined below), shall refrain from participating in any resolution or administrative acts related to the management of the Plan and Programs, from the moment of their selection by the Board of Directors among the eligible persons to participate in the Plan, and are also prevented from interfering and voting in the number of Phantom Shares granted to them, ensuring the decision-making process impartiality.

The Board of Directors, in exceptional situations, may establish conditions different from those provided for in the Extraordinary Grant Plan, such as in negotiations of entry bonuses for the hiring of members of the Board of Officers or key employees, or due to bonuses related to specific projects with a significant impact on the Company (“Extraordinary Grants”).

Performance Shares Grant Plan
The Company’s Board of Directors may approve the grant of shares issued by the Company, representing its share capital, to be granted under the Performance Shares Grant Plan (“Performance Shares”) to the Beneficiaries of the Plan, in accordance with the terms and conditions of the Plan, as well as the respective grant programs and agreements. Each Performance Share shall correspond to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the beneficiary once the conditions established in the plan and in the respective programs and agreement have been met.

The number of Performance Shares to be allocated to each beneficiary will be determined by the Company’s Board of Directors, always respecting the Overall Limit (defined in item 8.4(c) below) and, in the case of Extraordinary Grants of Performance Shares (defined below), the Extraordinary Limit (defined in item 8.4(c) below).

These limits represent the financial and quantitative ceilings established to ensure that the distribution of Performance Shares is carried out in a balanced manner and aligned with the Company’s strategic purposes. The final number of Performance Shares that shall be effectively delivered shall depend on the fulfillment of the targets established in the Plan and the respective programs and shall be assessed after the grace period.

The amount of Performance Shares shall initially be stipulated in financial terms, and subsequently converted into several Performance Shares, based on the average price of the Company’s common shares in the last ninety (90) trading days on B3, before the grant date, as defined in each program.

The Grace Period shall be determined by the Board of Directors in each program and may vary between three (3) and five (5) years, counted from the Grant Date, encouraging retention and alignment of interests with the Company’s long-term performance.

The targets for granting Performance Shares to Beneficiaries shall be defined and approved by the Board of Directors, based on performance indicators such as TSR (Total Shareholder Return) and/or priority strategic metrics for the Company during each program, which impact the number of Performance Shares effectively delivered to the beneficiary as a multiplying factor. These targets intend to align the interests of the Beneficiaries with the Company’s long-term objectives, encouraging robust and sustainable performance that generates returns for shareholders.

For the Plan, TSR (Total Shareholder Return) means the performance indicator related to return to the shareholder, used to measure the performance of shares of competing companies in a certain time interval, combining the share price of comparable (relative TSR). The Company’s performance is compared with the benchmark group, and the Company’s relative position in this ranking will determine the performance factor.

The Board of Directors, at its sole discretion, and based on the recommendation of the Compensation Committee, respecting the provisions of the Plan and programs, will approve: (i) the Beneficiaries who will be entitled to receive Performance Shares; (ii) the number of Performance Shares to be granted, which may be based on a reference value or a maximum number, always respecting the Overall Limit; and (iii) the targets and other conditions for acquiring the right to receive Performance Shares, including any adjustments or modifications necessary throughout time, observing the specific terms and conditions in the grant programs and agreements, as applicable.

Members of the Board of Directors and other eligible persons who become Beneficiaries of the Plan, including Extraordinary Grants (as defined below), shall refrain from participating in any resolution or administration or execution of the Plan and its Programs, from the moment of their selection by the Board of Directors among the eligible persons who become Beneficiaries, and are also prevented from interfering and voting in the number of Performance Shares granted, ensuring the decision-making process impartiality.

The Board of Directors, in exceptional situations and in the best interest of the Company, may establish differentiated conditions for Extraordinary Grants of Performance Shares, such as in the case of negotiation of entry bonus for the hiring of managers or key employees, or due to bonuses for activities or projects that bring significant returns to the Company (“Extraordinary Grants of Performance Shares”).

b)Date of approval and body responsible

The Company’s Long-Term Incentive plans were approved by the corporate governance bodies of Suzano S.A., and the new versions of the Performance Shares Grant Plan and the Phantom Shares Grant Plan were approved at the Annual and Extraordinary General Meeting held on April 25, 2024.

c)Maximum number of shares covered

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
Not applicable, given that it is a Plan with an exclusive settlement.

Phantom Shares Grant Plan
Not applicable, given that it is a Plan with an exclusive settlement.

Each Phantom Share grants its beneficiary a pecuniary right, which considers one (1) share issued by the Company, representing its share capital, as a reference unit for calculating the value to be allocated to it due to the settlement of the respective Phantom Share (i.e., redemption amount) during the exercise period. The annual limit of Phantom Shares to be granted will be defined by the Board of Directors, in compliance with the overall compensation limit annually approved at the Annual General Meeting of the respective year.

Performance Shares Grant Plan
Under the Performance Shares Grant Plan (Performance Shares), Beneficiaries shall be granted several shares that, cumulatively, may not exceed 2% (two percent) of the total shares issued by the Company on the date of approval of the Plan (“Overall Limit”). This Overall Limit may be adjusted due to changes in the number, type, or class of the Company’s shares, including events such as bonuses, splits, groupings, or conversions of shares from one type or class to another. An adjustment may also occur in the event of conversions to other securities issued by the Company or due to declarations of proceeds during the grace period.

The Extraordinary Grants of Performance Shares may not exceed three tenths of one percent (0.3%) of the total shares issued by the Company on the date of the Plan, always respecting the Overall Limit (“Extraordinary Limit”).

Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and in the respective Program and Grant Agreement have been met.

d)Maximum number of options to be granted

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The maximum number of options granted to each beneficiary is determined based on the beneficiary’s salary, a salary multiple corresponding to their position, and the average closing price of the Company’s shares on the B3 over the 90 days prior to the grant date.

Phantom Shares Grant Plan
Not applicable, as the Plan does not include the granting of options.

Performance Shares Grant Plan
Not applicable, as the Plan does not include the granting of options.

e)Shares purchase conditions

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The Beneficiary shall be entitled to the rights provided in the Plan only if he/she maintains the employment relationship on the date of payment, has fulfilled the grace period of the program and has made the due investments stipulated in the agreement.

For grants made while the Plan was in effect, to receive the rights, the beneficiary invested 5% of the total amount corresponding to the Phantom Shares. For grants pending settlement, an additional investment of 20% is required after three (3) years to effect the acquisition of the right to payment of the option.

The grace period is three (3) years, starting on the date of granting, with a lock-up period of six (6) months. During the lock-up, Beneficiaries may not sell or trade the shares. After this period, they shall have a window of up to two (2) years to exercise the phantom shares.

Phantom Shares Grant Plan

This is a Plan with an exclusively settlement. The Beneficiary shall only be able to exercise the rights regarding the Phantom Shares granted to him/her, and the Company shall only have the obligation to settle the Phantom Shares granted to the Beneficiaries, during the exercise period, upon verification of compliance with all requirements, conditions and procedures established in the Plan, and in the respective programs and grant agreements, including but not limited to the grace period, so that the granting of the revocable right to receive the Redemption Amount of Phantom Shares in itself does not guarantee the beneficiary any rights over such Phantom Shares, including but not limited to their exercise and liquidation. The grace period will be determined by the Board of Directors in each program or grant agreement and may vary between three (3) and five (5) years from the grant date of the Phantom Shares.

The programs currently in effect under the Phantom Shares Grant Plan have a grace period of three (3) to five (5) years, and are subject to the relative TSR as a performance indicator of the Company, the achievement of which impacts the calculation of the Redemption Amount.

Performance Shares Grant Plan
The transfer of Performance Shares to the beneficiary shall only occur with the implementation of the conditions and deadlines set out in the plan, programs, and grant agreements, and, also, in compliance with the prohibition periods and other conditions established in the Company’s Securities Policy, including compliance with the grace period and the achievement of the Targets assigned under the terms of the respective programs and grant agreements, so that the granting of the right to receive Performance Shares in itself does not guarantee the beneficiary any rights over such Performance Shares, or even represent the guarantee of their receipt.

The grace period shall be determined by the Board of Directors in each program or grant agreement and may vary between three (3) to five (5) years from the grant date of the Performance Shares.

The Targets are established based on TSR performance indicators and/or strategic priority metrics for the Company during each program.

The programs under the Performance Shares Grant Plan currently in effect have a grace period of three (3) to five (5) years, and are subject to the relative TSR as a performance indicator of the Company, the achievement of which impacts the calculation of the number of Performance Shares delivered to the Beneficiary at the end.

f)Criteria for setting the purchase price or exercise

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The exercise price, corresponding to each SAR (phantom option), at which the Beneficiaries may exercise their option, is calculated considering the following formula:

VR = [VMA – Pe] x TSR x Number of phantom shares

Being:

VR = Redeemed Value = Value to be redeemed by the beneficiary

VMA = price of the Company’s shares calculated by the average of the last 90 trading days, from the closing of the last business day of trading preceding the settlement date.

Pe = twenty (20% ) of the total amount corresponding to the number of phantom share options at the time of grant

TSR = percentage linked to the Company’s performance relative to its competitors (relative TSR), as defined in item 8.4(a).

Phantom Shares Grant Plan
Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and Settlement of Phantom Shares being carried out without consideration.

The Redemption Amount is calculated in accordance with the formula described in item “h” below.

Performance Shares Grant Plan
Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and delivery of Performance Shares being carried out without consideration.

g)Criteria for setting the acquisition or exercise period

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The exercise period shall be determined by the Board of Directors in each program or grant agreement and may not exceed two (2) years from the end of the grace period.

Phantom Shares Grant Plan
The exercise period shall be determined by the Board of Directors in each program or grant agreement and may not exceed two (2) years from the end of the grace period.

Performance Shares Grant Plan
Not applicable.

h)Settlement method

SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The settlement is made in cash and is credited to the beneficiary’s payroll once all conditions are met.

Phantom Shares Grant Plan
The Settlement of Phantom Shares shall be made through the payment in cash to the beneficiary in an amount equal to the Redemption Amount, calculated by multiplying the (i) number of Phantom Shares granted; by (ii) the quotation of the Reference Shares, determined by the average quotation of the last 90 trading days of the B3 market, as defined in each program, based on the closing of the last trading day before the settlement, with the TSR or another metric of strategic priority for the Company act as a multiplying factor of the Redemption Amount calculation.

The programs within the scope of the current Phantom Share Grant Plan have the relative TSR, as defined in item 8.4(a), as a performance indicator.

Performance Shares Grant Plan (Performance Shares)

To settle the delivery of Performance Shares under the terms of the Plan, the Company, subject to applicable law and regulation, will transfer the shares issued by the Company held in treasury, through a private transaction, at no cost to the Beneficiaries, once the conditions established in the Plan for its delivery have been met. The Number of Performance Shares to be effectively delivered will depend on the achievement of the respective Targets determined after the grace period.

The targets for granting Performance Shares to Beneficiaries shall be defined and approved by the Board of Directors, based on performance indicators such as TSR (Total Shareholder Return) and/or priority strategic metrics for the Company during each program, which impact the number of Performance Shares effectively delivered to the Beneficiary as a multiplying factor.

The programs currently in effect within the scope of the Performance Share Grant Plan have the relative TSR as a performance indicator, as defined in item 8.4(a).

Furthermore, the transfer of Performance Shares will be carried out according to the prohibition periods and other conditions established in the Company’s Securities Policy.

i)Restrictions on the transfer of shares

SAR Program (Share Appreciation Rights) – Discontinued in 2024
Not applicable.

Phantom Shares Grant Plan
Not applicable.

Performance Shares Grant Plan
The Board of Directors may establish, in each Program, additional trading conditions in the grant agreements for Performance Shares, including the establishment of a lock-up period for Beneficiaries who are executives of the Company, during which they may not be assigned, sold, pledged, loaned or transferred in any other way to any third parties, except with the prior approval of the Board of Directors.

Furthermore, the transfer of Performance Shares will be carried out according to the prohibition periods and other conditions established in the Company’s Securities Policy.

j)Criteria and events that, when verified, shall result in the suspension, change or termination of the plan

SAR Program (Share Appreciation Rights) – Discontinued in 2024
Terminated in 2024, by decision of the Company’s management. The expiration of the Program shall not affect the effectiveness of the options still in force that have been granted by means of the current regulation.

Phantom Shares Grant Plan
The Program may be terminated and/or canceled at any time by decision of the General Meeting, however, all rights already acquired by the Beneficiaries under the Plan, and any Programs and Agreements will be maintained, including the right to exercise Phantom Shares, if the Exercise Period is reached, subject to the applicable deadlines and procedures.

The grant of Phantom Shares and the right to their effective settlement, as established in the Plan, shall not prevent the Company from participating in corporate reorganization. In such situations, the terms and conditions of the Plan shall be complied with, and the Board of Directors or Committee shall be liable, as applicable, to assess the need to adapt the Programs to reflect the reorganization or, when necessary, propose adjustments to the Plan to the General Meeting.

Performance Shares Grant Plan
The Program may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under the Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.

The grant of Performance Shares and the right to their effective transfer of Shares, as established in the Plan, shall not prevent the Company from participating in corporate reorganization. In such situations, the terms and conditions of the Plan shall be complied with, and the Board of Directors or Committee shall be liable, as applicable, to assess the need to adapt the Programs to reflect the reorganization or, when necessary, propose adjustments to the Plan to the General Meeting.

k)Effects of the manager’s removal from the issuer’s bodies on his rights provided in the share-based compensation plan

SAR Program (Share Appreciation Rights) – Discontinued in 2024

•Considering that the grace periods for all grants have already been fully complied with, in cases of termination without cause, resignation, or retirement, the amounts due will be settled upon contract termination.

Phantom Shares Grant Plan

•Dismissal during the grace period: In case of any dismissal events, except for the death and retirement events, the Phantom Shares with respect to which the grace period has not been complied will be forfeited, without producing any effects.

•Dismissal after the grace period: In case of any dismissal events, the right resulting from the Phantom Shares with respect to which the grace period has already been complied may be exercised by the Beneficiary who is dismissed without cause (voluntarily or involuntarily). In situations where there is no exercise period, after the grace period has elapsed, the

Redemption Amount will be immediately transferred to the Beneficiary within the timeframe stipulated in the agreement, counted from the date of dismissal.

•Death: In case of death of the Beneficiary, the beneficiary’s heirs and successors will be entitled to exercise the rights related to the Phantom Shares will be anticipated, and the Redemption Amount regarding the Phantom Shares attributed to the Beneficiary, up to a certain number of days counted as of the dismissal, as stipulated in said agreement.

•Retirement: In the event of the Beneficiary’s retirement, in accordance with the conditions established in the respective program, the rights relating to the Phantom Shares will be brought forward and may be exercised up to the determined deadline, counted from the confirmation of retirement. After such term, the respective Phantom Shares shall be automatically terminated by law, regardless of prior notice and will not create any right to indemnity.

Notwithstanding the provisions of the preceding items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for, conferring different treatment on a given beneficiary, provided that it does not result in prejudice to the beneficiary in question.

Performance Shares Grant Plan

•Dismissal before compliance with the transfer conditions: In the event of any of the events of dismissal, except for the death and retirement events, the Performance Shares in respect of which the respective transfer conditions have not been complied with shall be automatically terminated, by operation of law, regardless of prior notice, and without any right to compensation. The Beneficiaries elected to participate in the programs that establish a grace period of five (5) years and who are involuntarily terminated by the Company without cause as of the 3rd anniversary of the grace period, may be entitled to a pro rata amount of the Performance Shares granted, taking into account for said calculation the number of complete days that such beneficiary has remained with the Company since the grant date with respect to the number of total days of the respective grace period.

•Dismissal after the compliance with the Transfer Conditions: Before any of the events of dismissal, the Performance Shares for which the respective transfer conditions have already been met and which have not yet been effectively transferred to the respective beneficiary shall be transferred to the Beneficiary, within a certain number of days from the dismissal, as stipulated in the respective grant agreement.

•Death: In the event of the Beneficiary’s death, the end of the grace period will be brought forward, so that, if the respective targets have been met, all Performance Shares assigned to the beneficiary will belong to the beneficiary’s heirs and successors, subject to the respective lock-up periods, when applicable, within a certain number of days from the date of dismissal, as stipulated in the respective grant agreement.

•Retirement: In the event of retirement, under the conditions determined in the respective program, the end of the grace period will be brought forward, so that, if the respective targets have been met, all Performance Shares assigned to the Beneficiary must be immediately transferred to the Beneficiary, subject to the respective lock-up periods, when applicable, within a certain number of days from the date of dismissal, as stipulated in the respective grant agreement.

Notwithstanding the provisions of the preceding items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests will be better served by such a measure, establish rules other than those provided for, conferring different treatment on a given Beneficiary, provided that it does not result in prejudice to the beneficiary in question.

8.5. Regarding the share-based compensation as a share call option recognized in the profits and losses of the last 3 fiscal years and that projected for the current fiscal year of the board of directors and the statutory board of officers, prepare a table with the following content:

There is no forecast for the fiscal year 2026, as the members of the management bodies do not have outstanding share call options.

Fiscal Year: 12/31/2025
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	0.00	6.33	0.00	6.33
No. of paid members	0.00	4.50	0.00	4.50
Potential dilution if all outstanding options are exercised	N/A	0.00	N/A	0.00
Clarification
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS
Outstanding at the beginning of the fiscal year	N/A	12.04	0.00	12.04
Lost and expired during the fiscal year	N/A	7.70	N/A	7.70
Exercised during the fiscal year	N/A	10.20	N/A	10.20

Fiscal Year: 12/31/2024
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	0.00	7.17	0.00	7.17
No. of paid members	0.00	5.83	0.00	5.83
Potential dilution if all outstanding options are exercised	N/A	0.00	N/A	0.00
Clarification
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS
Outstanding at the beginning of the fiscal year	N/A	11.82	N/A	11.82
Lost and expired during the fiscal year	N/A	11.72	N/A	11.72
Exercised during the fiscal year	N/A	11.39	N/A	11.39

Fiscal Year: 12/31/2023
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	0.00	7.00	0.00	7.00
No. of paid members	0.00	6.00	0.00	6.00
Potential dilution if all outstanding options are exercised	N/A	0.00	N/A	0.00
Clarification
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING OPTION GROUPS
Outstanding at the beginning of the fiscal year	N/A	10.47	N/A	10.47
Lost and expired during the fiscal year	N/A	0.00	N/A	0.00
Exercised during the fiscal year	N/A	7.84	N/A	7.84

8.6. Regarding each grant of share call options made in the last 3 fiscal years and projected for the current fiscal year, for the board of directors and the statutory board of officers, prepare a table with the following content: (a) body; (b) total number of members; (c) number of paid members; (d) grant date; (e) number of options granted; (f) period for the options to become exercisable; (g) maximum period for exercising the options; (h) restriction period for the transfer of shares received as a result of exercising the options; (i) fair value of the options on the grant date; and (j) multiplication of the number of shares granted by the fair value of the options on the grant date.

The Company did not make grants under the SAR Plan to members of the Company’s management in the fiscal years ending in 2023, 2024 and 2025.

8.7. Regarding the outstanding options of the board of directors and the statutory board of officers at the end of the last fiscal year, prepare a table with the following content: (a) body; (b) total number of members; (c) number of paid members; (d) regarding options not yet exercisable: (i) number; (ii) date on which they will become exercisable; (iii) maximum period for exercising the options; (iv) restriction period for the transfer of shares; (v) weighted average exercise price; (vi) fair value of the options on the last day of the fiscal year; (e) regarding exercisable options: (i) number; (ii) maximum period for exercising the options; (iii) restriction period for the transfer of shares; (iv) weighted average exercise price; (v) fair value of the options on the last day of the fiscal year; and (f) fair value of the total options on the last day of the fiscal year.

There are no outstanding options held by members of the Company’s management regarding the SAR (Share Appreciation Rights) Plan at the end of fiscal year 2025, considering the full settlement of the plan in that fiscal year with respect to those beneficiaries.

8.8. Regarding the exercised options related to share-based compensation for the board of directors and statutory board of officers in the last 3 fiscal years, prepare a table with the following content:

The information on the exercised options and delivered shares under the SAR (Share Appreciation Rights) Plan is presented in the following tables. The SAR Plan was discontinued by the Company in 2024 and fully settled, with respect to the beneficiaries who are part of the Company’s management, in the fiscal year of 2025.

SAR PLAN	Fiscal Year Ended on 12/31/2025
a) Body	Statutory Board of Officers
b) Total Number of Members	6.33
c) Number of Paid Members	4.50
d) Number of shares	84,611
e) Weighted average exercise price	BRL 11.92
f) Weighted average market price of the shares related to the exercised options	BRL 60.91
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 4,145,500.37

SAR PLAN	Fiscal Year Ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total Number of Members	7.17
c) Number of Paid Members	5.83
d) Number of shares	54,197
e) Weighted average exercise price	BRL 10.66
f) Weighted average market price of the shares related to the exercised options	BRL 47.65
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 2,004,837.91

SAR PLAN	Fiscal Year Ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	5.00
d) Number of shares	118,841
e) Weighted average exercise price	BRL 7.84
f) Weighted average market price of the shares related to the exercised options	BRL 45.39
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 4,462,479.55

8.9. Regarding the share-based compensation as shares to be directly delivered to the beneficiaries, recognized in the profits and losses of the last 3 fiscal years and that projected for the current fiscal year of the board of directors and the statutory board of officers, prepare a table with the following content:

The information about potential dilution through the granting of shares under the Performance Shares Plan is presented in the following tables.

There may be variation in the number of Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Performance Shares Plan

PERFORMANCE SHARES PLAN	Tax period to be ended on 12/31/2026 (forecast)
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	2.00
d) Potential dilution if all shares are granted to the beneficiaries	0.01%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2025
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	2.00
d) Potential dilution if all shares are granted to the beneficiaries	0.10%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Board of Directors
b) Total Number of Members	8.83
c) Number of Paid Members	1.50
d) Potential dilution if all shares are granted to the beneficiaries	0.05%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	Not applicable.
d) Potential dilution if all shares are granted to the beneficiaries	There was no delivery of shares for the year.

PERFORMANCE SHARES PLAN	Tax period to be ended on 12/31/2026 (forecast)
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	7.00
d) Potential dilution if all shares are granted to the beneficiaries	0.13%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2025
a) Body	Statutory Board of Officers
b) Total Number of Members	6.33
c) Number of Paid Members	6.33
d) Potential dilution if all shares are granted to the beneficiaries	0.016%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total Number of Members	7.17
c) Number of Paid Members	5.25
d) Potential dilution if all shares are granted to the beneficiaries	0.11%

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	Not Applicable
d) Potential dilution if all shares are granted to the beneficiaries	There was no delivery of shares for the year

8.10: Regarding each grant of shares made in the last 3 fiscal years and projected for the current fiscal year, for the board of directors and the statutory board of officers, prepare a table with the following content:

The information about the grant of shares under the Phantom Shares Plans and the Performance Shares Plan is presented in the following tables.

There may be variation in the number of Phantom Shares or Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

Phantom Shares Grant Plan

PHANTOM SHARES PLAN	Tax period to be ended on 12/31/2026
a) Body	Statutory Board of Officers
b) Total number of members	7
c) Number of paid members	7
d) Grant date	03/01/2026	04/01/2026
e) Number of shares granted	253,251	237,422
f) Maximum deadline for submitting the actions	03/01/2029	04/01/2029
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date	BRL 53.07	BRL 53.07
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 13,440,030.57	BRL 12,599,985.54

PHANTOM SHARES PLAN	Period ended on 12/31/2025
a) Body	Statutory Board of Officers
b) Total number of members	6.33
c) Number of paid members	6.33
d) Grant date	03/01/2025	04/01/2025
e) Number of shares granted	101,976	158,313
f) Maximum deadline for submitting the actions	03/01/2028	04/01/2028
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date	BRL 60.59	BRL 55.47
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 6,178,725.84	BRL 8,782,357.52

PHANTOM SHARES PLAN	Period ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	6.42
d) Grant date	03/01/2024	03/01/2024	03/01/2024
e) Number of shares granted	36,001	36,001	36,001
f) Maximum deadline for submitting the actions	03/01/2027	03/01/2027	03/01/2027
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 53.24	BRL 53.24	BRL 53.24
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 1,916,693.24	BRL 1,916,693.24	BRL 1,916,693.24

PHANTOM SHARES PLAN	Period ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	03/01/2023	03/01/2023	03/01/2023
e) Number of shares granted	101,534	48,374	333,245
f) Maximum deadline for submitting the actions	03/01/2026	03/01/2027	04/01/2026
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 50.59	BRL 50.59	BRL 48.06
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 5,136,605.06	BRL 2,447,240.66	BRL 16,015,754.70

Performance Shares Grant Plan

PERFORMANCE SHARES PLAN	Tax period to be ended on 12/31/2026
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2026
e) Number of shares granted	175,453
f) Maximum deadline for submitting the actions	01/02/2029
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date[1]	BRL 49.7
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 87,200.14

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2025
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2025
e) Number of shares granted	150,604
f) Maximum deadline for submitting the actions	01/02/2028
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date[1]	BRL 67.91
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 10,227,236.31

PERFORMANCE SHARES PLAN	Tax period to be ended on 12/31/2026
a) Body	Statutory Board of Officers
b) Total Number of Members	7	7
c) Number of Paid Members	1	1
d) Grant date	04/01/2026	04/01/2026
e) Number of shares granted	95,723.00	188,430.00
f) Maximum deadline for submitting the actions	04/01/2029	04/01/2031
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date[1]	BRL 53.07	BRL 53.07
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 5,080,020.00	BRL 10,000,000.00

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2025
a) Body	Statutory Board of Officers
b) Total Number of Members	6.33	6.33
c) Number of Paid Members	1	1
d) Grant date	04/01/2025	02/10/2025
e) Number of shares granted	80,169.00	116,492.00
f) Maximum deadline for submitting the actions	04/01/2028	02/01/2030
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date[1]	BRL 55.41	BRL 65.4
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 4,442,093.04	BRL 7,618,975.09

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Board of Directors
b) Total Number of Members	8.83
c) Number of Paid Members	1.00
d) Grant date	01/02/2024
e) Number of shares granted	164,808
f) Maximum deadline for submitting the actions	01/02/2027
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date (1)	BRL 60.15
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 9,913,140.31
As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total Number of Members	7.17	7.17	7.17	7.17	7.17	7.17
c) Number of Paid Members	5.00	1.00	1.00	1.00	1.00	1.00
d) Grant date	05/13/2024	04/25/2024	04/25/2024	04/25/2024	07/01/2024	01/02/2024
e) Number of shares granted	960,000	337,465	220,540	56,535	81,395	115,034
f) Maximum deadline for submitting the actions	04/01/2029	04/01/2025	04/01/2026	04/01/2027	04/01/2027	01/02/2024
g) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A	N/A	N/A
h) Fair value of the shares on the grant date[1]	BRL 57.15	BRL 63.15	BRL 62.58	BRL 63.21	BRL 62.82	BRL 53.63
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 54,864,000.00	BRL 21,310,374.08	BRL 13,801,803.68	BRL 3,573,327.10	BRL 5,113,468.36	BRL 6,169,273.42

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	161,355
f) Maximum deadline for submitting the actions	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date (1)	BRL 49.58
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 7,999,980.90
¹As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards.

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	101,164
f) Maximum deadline for submitting the actions	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date (1)	BRL 52.00
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 5,260,528.00
(1)As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total Number of Members	7.17	7.17	7.17	7.17	7.17	7.17
c) Number of Paid Members	5.00	1.00	1.00	1.00	1.00	1.00
d) Grant date	05/13/2024	04/25/2024	04/25/2024	04/25/2024	07/01/2024	01/02/2024
e) Number of shares granted	960,000	337,465	220,540	56,535	81,395	115,034
f) Maximum deadline for submitting the actions	04/01/2029	04/01/2025	04/01/2026	04/01/2027	04/01/2027	01/02/2024
g) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A	N/A	N/A
h) Fair value of the shares on the grant date[1]	BRL 57.15	BRL 63.15	BRL 62.58	BRL 63.21	BRL 62.82	BRL 53.63
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 54,864,000.00	BRL 21,310,374.08	BRL 13,801,803.68	BRL 3,573,327.10	BRL 5,113,468.36	BRL 6,169,273.42

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	161,355
f) Maximum deadline for submitting the actions	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date (1)	BRL 49.58
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 7,999,980.90
(1)As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

PERFORMANCE SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2023
e) Number of shares granted	101,164
f) Maximum deadline for submitting the actions	01/02/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date (1)	BRL 52.00
i) Multiplying the number of shares granted by the fair value of the shares on the grant date	BRL 5,260,528.00
(1)As it is a plan settled in equity instruments, the fair value is calculated at grant and is not recalculated afterwards

8.11: Regarding the delivered shares related to share-based compensation for the board of directors and statutory board of officers in the last 3 fiscal years, prepare a table with the following content:

The information about the delivered shares under the Performance Shares Plans is presented in the following tables:

Fiscal Year: 12/31/2025
PERFORMANCE SHARES PLAN	Board of Directors	Board of Officers Statutory
Total No. of members	9.00	6.33
No. of paid members	1.00	6.33
No. of shares	108,010	337,465
Weighted average purchase price	0.00	0.00
Weighted average market price of the purchased shares	BRL 53.81	BRL 53.82
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL (5,812,018.00)	BRL (18,162,366.30)
Clarification

The negative value reported in item 8.11.g results from the strict application of the formula provided in the CVM Official Letter for restricted share plans. Since the purchase price for the beneficiary is zero (item 8.11.e set to zero), the value reflects the full expenditure of the market value of the shares delivered by the Company without any financial contribution from the participants.

Fiscal Year: 12/31/2024
PERFORMANCE SHARES PLAN	Board of Directors	Board of Officers Statutory
Total No. of members	8.83	7.17
No. of paid members	0.00	1.00
No. of shares	0	1,005,113
Weighted average purchase price	0.00	BRL 0.00
Weighted average market price of the purchased shares	0.00	BRL 53.63
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0.00	BRL (53,904,210.19)
Clarification

The negative value reported in item 8.11.g results from the strict application of the formula provided in the CVM Official Letter for restricted share plans. Since the purchase price for the beneficiary is zero (item 8.11.e set to zero), the value reflects the full expenditure of the market value of the shares delivered by the Company without any financial contribution from the participants.

Fiscal Year: 12/31/2023
PERFORMANCE SHARES PLAN	Board of Directors	Board of Officers Statutory
Total No. of members	9.00	7.00
No. of paid members	0.00	0.00
No. of shares	0.00	0.00
Weighted average purchase price	0.00	0.00
Weighted average market price of the purchased shares	0.00	0.00
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0.00	0.00
Clarification

The information about the delivered shares under the Phantom Shares Plans is presented in the following tables:

PHANTOM SHARES PLAN	Tax period ended on 12/31/2025
a) Body	Statutory Board of Officers
b) Total Number of Members	6.33
c) Number of Paid Members	6.33
d) Number of shares	741,472
e) Weighted average exercise price	0
f) Weighted average market price of the purchased shares	BRL 59.87
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL (44,393,676.85)

The negative value reported in item 8.11.g results from the strict application of the formula provided in the CVM Official Letter for restricted share plans. Since the purchase price for the beneficiary is zero (item 8.11.e set to zero), the value reflects the full expenditure of the market value of the shares delivered by the Company without any financial contribution from the participants.

PHANTOM SHARES PLAN	Tax period ended on 12/31/2024
a) Body	Statutory Board of Officers
b) Total Number of Members	7.17
c) Number of Paid Members	6.00
d) Number of shares	159.02
e) Weighted average exercise price	0
f) Weighted average market price of the purchased shares	BRL 54.30
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL (8,634,206.35)

The negative value reported in item 8.11.g results from the strict application of the formula provided in the CVM Official Letter for restricted share plans. Since the purchase price for the beneficiary is zero (item 8.11.e set to zero), the value reflects the full expenditure of the market value of the shares delivered by the Company without any financial contribution from the participants.

PHANTOM SHARES PLAN	Tax period ended on 12/31/2023
a) Body	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	3.00
d) Number of shares	42,659
e) Weighted average exercise price	BRL 0.00
f) Weighted average market price of the purchased shares	BRL 49.05
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL (2,092,423.95)

The negative value reported in item 8.11.g results from the strict application of the formula provided in the CVM Official Letter for restricted share plans. Since the purchase price for the beneficiary is zero (item 8.11.e set to zero), the value reflects the full expenditure of the market value of the shares delivered by the Company without any financial contribution from the participants.

8.12: A summary description of the information necessary to understand the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing method for shares and options, indicating at least:

The information disclosed in items 8.5 to 8.11 refers to the share-based compensation of the Company’s management bodies (Board of Directors and Statutory Board of Officers).

The explanatory notes regarding the Company’s quarterly and annual results present information regarding all employees covered by share-based compensation plans.

Phantom Shares Grant Plan
The value of the Phantom Shares is given by the volume-weighted of the Company’s share prices over the last 90 trading days prior to the grant date. At the end of 2025, the fair value of the Phantom Share was forty-nine reais and seventy-two cents (BRL 49.72) for the current plans.

Performance Shares Grant Plan
The value of the Performance Shares is given by the volume-weighted of the Company’s share prices over the last 90 trading days prior to the grant date. At the end of 2025, the fair value of the Performance Shares was forty-nine reais and seventy-two cents (BRL 49.72) for the current plans.

8.13. Report the number of shares, quotas, and other securities convertible into shares or quotas, issued in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies, or companies under common control, which are held by members of the board of directors, the statutory board of officers, or the Fiscal Council, grouped by body.

	Board of Directors	Board of Directors	Board of Directors	Statutory Board of Officers	Fiscal Council
	ON	PNA	PNB	ON	ON
Number of shares held directly issued by the Company (1)	106,845,949	-	-	255,342	3
Number of shares held directly by the direct or indirect controlling shareholders of the Company (1)	173,466,138	155,804,592	67,762,604	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-
(1)Shareholding position as of December 31, 2025, according to CVM Form 44, considering only publicly traded holding companies, as provided for in CVM Resolution 44/21.
Clarification note: None of the Company’s managers directly hold shares or quotas in controlled companies or companies under common control of the Company. Their interest in these companies is only indirect, through the shares held by them in the Company, which in turn holds an interest in these companies.

8.14. Regarding the pension plans in force granted to members of the board of directors and statutory officers, provide the following information in table form:

Body	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Number of members	9	6.33	3	18.33
Number of paid members	0	6.33	0	6.33
Plan name	N/A	Suzano Prev	N/A
Number of managers who meet the conditions to retire	N/A	0	N/A	0
Conditions for early retirement	N/A	Be at least 55 years old, at least 3 years at Suzano Prev and terminate the employment contract with the Company	N/A
Accrued updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 3,066,941.56	N/A	BRL 3,066,941.56
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 564,636.24	N/A	BRL 564,636.24
Is early redemption possible and what are the conditions?	N/A	Redemption can occur in full or in part at any time, respecting the minimum waiting period between redemptions of 60 days, as provided for in current law.	N/A

8.15. In table form, indicate, for the last 3 fiscal years, with respect to the board of directors, the statutory board of officers and the Fiscal Council:

	Statutory Board of Officers			Board of Directors			Fiscal Council
	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023
No. of members	6.33	7.17	7.00	9.00	8.83	9.00	3.00	3.00	3.00
No. of paid members	6.33	7.17	7.00	9.00	8.83	9.00	3.00	3.00	3.00
Value of the highest compensation in Brazilian Real	BRL 28,788,330.53	BRL 56,465,893.14	BRL 34,348,092.09	BRL 13,900,801.65	BRL 10,523,805.75	BRL 6,682,882.95	BRL 363,600.00	BRL 363,600.00	BRL 355,600.00
Value of the lowest compensation in Brazilian Real	BRL 6,973,775.74	BRL 9,717,538.64	BRL 7,537,854.31	BRL 912,000.00	BRL 888,000.00	BRL 840,000.00	BRL 363,600.00	BRL 363,600.00	BRL 355,600.00
Value of the average compensation in Brazilian Real	BRL 16,254,888.81	BRL 19,221,313.31	BRL 13,160,877.25	BRL 2,827,954.57	BRL 2,270,896.51	BRL 1,742,984.95	BRL 363,600.00	BRL 363,600.00	BRL 355,600.00

Remarks and clarifications

Statutory Board of Officers
	Note	Clarification
12/31/2025
The average amount of annual compensation of the members of the Board of Officers corresponds to the division of the total amount of annual compensation (fixed, variable compensation and direct and indirect benefits) of the Board of Officers (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the Board of Officers who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2024
The average amount of annual compensation of the members of the Board of Officers corresponds to the division of the total amount of annual compensation (fixed, variable compensation and direct and indirect benefits) of the Board of Officers (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the Board of Officers who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2023
The average amount of annual compensation of the members of the Board of Officers corresponds to the division of the total amount of annual compensation (fixed, variable compensation and direct and indirect benefits) of the Board of Officers (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the Board of Officers who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.

Board of Directors
	Note	Clarification
12/31/2025
The average amount of the annual compensation of the members of the Board of Directors corresponds to the division of the total amount of the annual compensation (fixed, variable compensation and direct and indirect benefits) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2024
The average amount of annual compensation of the members of the Board of Directors corresponds to the division of the total amount of the annual compensation (fixed, variable compensation and indirect benefits and charges) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2023
 The average amount of annual compensation of the members of the Board of Directors corresponds to the division of the total amount of the annual compensation (fixed, variable compensation and indirect benefits and charges) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed, variable compensation, and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed, variable compensation, direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

Fiscal Council
	Note	Clarification
12/31/2025
The average amount of annual compensation of the Fiscal Council members corresponds to the division of the total amount of the annual compensation (fixed compensation and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed compensation and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed compensation and direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2024
The average amount of annual compensation of the Fiscal Council members corresponds to the division of the total amount of the annual compensation (fixed compensation and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed compensation and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed compensation and direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

12/31/2023
The average amount of annual compensation of the Fiscal Council members corresponds to the division of the total amount of the annual compensation (fixed compensation and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).
The value of the lowest individual annual compensation (fixed compensation and direct and indirect benefits) was determined by excluding all members of the respective board who held the position for less than 12 months.
The value of the highest individual annual compensation (fixed compensation and direct and indirect benefits) was determined without any exclusion, considering all compensations and members.
The values indicated do not consider the charges attributed to the compensations, in accordance with the guidelines of CVM/SEP Annual Official Letter 2026.

8.16. Describe any contractual arrangements, insurance policies, or other instruments that structure compensation or indemnification mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the issuer:

There are no contractual arrangements, insurance policies, or other instruments that structure compensation or indemnification mechanisms for managers in the event of removal from office or retirement.

8.17. With respect to the last 3 fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation for each body recognized in the issuer’s profits and losses relating to members of the board of directors, statutory board of officers, or Fiscal Council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

Body	Fiscal Year to be ended on 12/31/2026	Fiscal Year ended on 12/31/2025	Fiscal Year ended on 12/31/2024	Fiscal Year ended on 12/31/2023
Statutory Board of Officers	N/A	N/A	N/A	N/A
Board of Directors	61.09%	61.77%	60.51%	50.88%
Fiscal Council	N/A	N/A	N/A	N/A

8.18. With regard to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s profits and losses as compensation for members of the board of directors, the statutory board of officers or the Fiscal Council, grouped by body, for any reason other than the function they hold, such as commissions and consulting or advisory services provided.

In the last three (3) fiscal years, the members of the Board of Directors, the Advisory Committees, the Statutory Board and the Fiscal Council of the Company did not receive compensation beyond that relating to the functions they hold in the Company, and there is no forecast for the receipt of compensation beyond that relating to the functions they hold in the Company for the current fiscal year.

8.19. Regarding the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the profits or losses of direct or indirect controlling shareholders, companies under common control, and controlled companies of the issuer, as compensation for members of the board of directors, the statutory board of officers, or the Fiscal Council of the issuer, grouped by body, specifying the basis on which such amounts were attributed to such individuals.

Forecast for the fiscal year to be ended on 12/31/2026

•Compensation received due to the position at the issuer:

There is no portion of the compensation received by members of the Board of Directors, the Board of Officers, the Fiscal Council and/or members of the Advisory Committees due to their position at the issuer, which is borne by subsidiaries, controlled companies or direct and indirect controlling shareholders.

•Compensation received as a result of participation in Boards of Directors of the respective companies:

	Board of Directors(1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 2,469,487.99	0.00	0.00	BRL 2,469,487.99
Controlled companies of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	0	0.00	BRL —
(¹) Compensation expected in fixed and variable forms for participation in Boards of Directors and Boards of Officers of controlled companies of the issuer. The company that will bear the demonstrated compensation is Suzano Holding S.A.
Fiscal Year ended on 12/31/2025

•Compensation received due to the position at the issuer:

There is no portion of the compensation received by members of the Board of Directors, the Board of Officers, the Fiscal Council and/or members of the Advisory Committees due to their position at the issuer, which is borne by subsidiaries, controlled companies or direct and indirect controlling shareholders.

•Compensation received as a result of participation in Boards of Directors of the respective companies:

	Board of Directors(1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 1,835,555.00	0.00	0.00	BRL 1,835,555.00
Controlled companies of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	0.00	0.00	0.00
(¹) Compensation expected in fixed and variable forms for participation in Boards of Directors and Boards of Officers of controlled companies of the issuer. The company that will bear the demonstrated compensation is Suzano Holding S.A.
Fiscal Year ended on 12/31/2024
•Compensation received due to the position at the issuer:
No remuneration was received by the Company’s Managers from companies under common control or from controlled companies of the issuer.
•Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of the respective companies:

	Board of Directors(1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 1,438,133.00	0.00	0.00	BRL 1,438,133.00
Controlled companies of the issuer	0.00	0.00	0.00	0.00
Companies under common control	0.00	BRL 132,000.00	0.00	BRL 132,000.00
(¹) Compensation expected in fixed and variable forms for participation in Boards of Directors and Boards of Officers of controlled companies of the issuer. The company that borne the demonstrated compensation was Suzano Holding S.A.
Fiscal Year ended on 12/31/2023

•Compensation received due to the position at the issuer:

No remuneration was received by the Company’s Managers from companies under common control or from controlled companies of the issuer.

•Compensation received as a result of participation in Boards of Directors/Statutory Executive Board of the respective companies:

	Board of Directors(1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	BRL 1,328,281.00	-	-	BRL 1,328,281.00
Controlled companies of the issuer	-	-	-	-
Companies under common control	-	BRL 132,000.00	-	BRL 132,000.00
(¹) Compensation received in fixed and variable forms for participation in Boards of Directors and Boards of Officers of controlled companies of the issuer. The company that borne the demonstrated compensation was Suzano Holding S.A.

8.20. Provide any other information that the issuer deems relevant:

Item 8.2 – Information regarding Social Charges

In addition to item 8.2, which presents information regarding the total compensation of the Board of Directors, Statutory Board of Officers, and Fiscal Council, the information is presented considering the amounts of social charges borne by the Company, in accordance with the guidelines indicated in CVM/SEP Annual Official Letter 2026:

Total compensation for the current Fiscal Year 12/31/2026 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	BRL 31,245,567.80	BRL 103,773,218.81	BRL 1,256,744.75	BRL 136,275,531.36
Social charges¹	BRL 7,906,235.72	BRL 20,566,883.97	BRL 251,348.95	BRL 28,724,468.64
Total compensation with charges	BRL 39,151,803.51	BRL 124,340,102.79	BRL 1,508,093.70	BRL 165,000,000.00
¹ Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2026, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended 12/31/2025 - Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	BRL 25,451,591.14	BRL 102,893,446.20	BRL 1,090,800.00	BRL 124,683,836.79
Social charges¹	BRL 6,548,687.13	BRL 29,370,487.02	BRL 218,160.00	BRL 36,137,334.15
Total compensation with charges	BRL 32,000,278.26	BRL 132,263,933.22	BRL 1,308,960.00	BRL 165,573,171.49
¹ Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2026, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended 12/31/2024 - Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	BRL 20,052,016.16	BRL 137,816,816.43	BRL 1,090,800.00	BRL 158,959,632.59
Social charges¹	BRL 2,750,015.24	BRL 5,169,816.68	BRL 218,160.00	BRL 8,137,991.92
Total compensation with charges	BRL 22,802,031.40	BRL 142,986,633.11	BRL 1,308,960.00	BRL 167,097,624.51
¹ Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2026, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended 12/31/2023 - Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	BRL 15,686,864.57	BRL 92,126,140.78	BRL 1,066,800.00	BRL 108,879,805.35
Social charges¹	BRL 2,598,854.24	BRL 5,983,852.99	BRL 213,360.00	BRL 8,796,067.23
Total compensation with charges	BRL 18,285,718.81	BRL 98,109,993.77	BRL 1,280,160.00	BRL 117,675,872.58
¹ Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

V.Annex V - Details of origin and justification of the amendments to the Bylaws, with analysis of its legal and economic effects and a copy of the Bylaws with the highlighted amendments (Article 12 – RCVM 81/22)

Current Bylaws	Proposed Bylaws	Amendments – Origin, Justification and Analysis of Effects
Article 4 – The Company’s purpose is:
(a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b) formation and commercial operation of homogeneous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its controlled companies and/or brands licensed by or to the Company and/or its controlled companies;
(d) transportation, by itself or by third parties;
(e) holding interest as a partner or shareholder in any other company or project;
(f) operation of port terminals;
(g) generation and sale of electricity, including the retail and wholesale of electricity;
(h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities, such as maritime operations and signaling;
(i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;
(j) operation of airports and landing fields; and
(k) activities of theoretical and/or experimental, basic and/or applied research, focused on producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agricultural and forestry and/or other sectors related to the Company’s corporate purpose.

Article 4 – The Company’s purpose is:
(a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b) formation and commercial operation of homogeneous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its controlled companies and/or brands licensed by or to the Company and/or its controlled companies;
(d) transportation, by itself or by third parties;
(e) holding interest as a partner or shareholder in any other company or project;
(f) operation of port terminals;
(g) generation and sale of electricity, including the retail and wholesale of electricity;
(h) rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities, such as maritime operations and signaling;
(i) rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;
(j) operation of airports and landing fields; ~~and~~
(k) activities of theoretical and/or experimental, basic and/or applied research, focused on producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agricultural and forestry and/or other sectors related to the Company’s corporate purpose; and
(l) the extraction and exploit, directly or through third parties of mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials

Amendment with the purpose of complementing the corporate purpose and making explicit the activity carried out by the Company as an ancillary and complementary activity, which contributes to the exploitation of the Company’s main corporate purposes, without such supplement representing a substantial modification of its corporate purpose.

Article 5 – The Company’s share capital, fully subscribed and paid up, is nineteen billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value.

Article 5 – The Company’s share capital, fully subscribed and paid up, is ~~nineteen billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 19,269,281,424.63)~~ twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 24,269,281,424.63) divided into one billion, two hundred sixty-four million, one hundred seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value

The proposed amendment intends to reflect the new amount of the share capital, considering (i) the approval of the increase in share capital through capitalization of the balance from the Capital Increase Reserve and part of the balance of the Company’s Investment Reserve, without the issuance of new shares, approved at the Company’s Board of Directors Meeting held on December 10, 2025, in accordance with article 169, paragraph 1 of the Brazilian Corporation Law.

VI.Annex VI - Restated Bylaws

VII.BYLAWS
VIII.
IX.SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE
Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.
Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b)formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c)provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;
(d)transportation, by itself or by third parties;
(e)holding interest as a partner or shareholder in any other company or project;
(f)operation of port terminals;
(g)generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity;
(h)rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;
(i)rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;
(j)operation of airports and landing fields;

(k)carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose; and

(l)extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

CHAPTER II
CAPITAL STOCK AND SHARES
Article 5 – The Company’s share capital, fully subscribed and paid up, is twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 24,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value. common shares, all registered, book entry and with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.
§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§     Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.
§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.
CHAPTER III
THE SHAREHOLDERS MEETING
Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.
Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.
Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.
CHAPTER IV
THE MANAGEMENT
Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.
§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.
§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.
§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.
Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.
SECTION I
THE BOARD OF DIRECTORS
Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.
§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.
Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.
§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.
§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.
§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.
§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.
§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.
Article 14 – The following shall be the attributes of the Board of Directors:
(a)to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
(b)if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;
(c)to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;
(d)if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;
(e)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;
(g)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;
(h)if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;
(i)to monitor and evaluate the economic and financial performance of the Company;
(j)to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;
(k)to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);
(l)subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
(m)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;
(n)to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
(o)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:
(p.1)to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;
(p.2)to give a real guarantee of any nature, or to give a chattel mortgage;
(p.3)to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;
(p.4)to sign any other contracts in accordance with defined limits of authority in relation to amounts;
(p.5)to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;
(p.6)to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;
(q)to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;
(r)to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;
(s)if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.
Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.
§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.
§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.
Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:
(a)to represent the Board of Directors in dealings with other parties;
(b)to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;
(c)to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.
Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.
§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.
§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.
SECTION II
THE STATUTORY EXECUTIVE BOARD OF OFFICERS
Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer, which may be named exclusively as President, and between four (4) and nine (9) Statutory Executive Officers, who may also be named as Statutory Executive Vice-Presidents, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.
§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.
§ Three – The managers are not permitted to give personal guarantees.
Article 19 – In the temporary absence:
(a)of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;
(b)of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.
§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.
§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.
Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.
§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.
§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously
Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:
(a)to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;
(b)to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;
(c)to produce monthly interim financial statements and deliver them to the Board of Directors;
(d)to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;
(e)to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;
(f)to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;
(h)to open and/or close branch offices or warehouses throughout the whole of Brazil;
(i)to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and
(j)to seek continuous improvement in the organizational climate and results.
Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.
§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.
§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.
§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:
(a)in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;
(c)representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and
(d)representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.
§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.
Article 23 – The following are attributions of the Chief Executive Officer:
(a)without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;
(b)to represent the Company in its public and private relationships at high level;
(c)to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;
(d)to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;
(e)to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;
(g)to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;
(h)to propose to the Board of Directors:
(h.1)setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.2)decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.3)acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and
(h.4)formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.
Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.
CHAPTER V
THE AUDIT BOARD
Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.
§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.
CHAPTER VI
THE STATUTORY AUDIT COMMITTEE
Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.
§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.
§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.
§ Four – The SAC shall have the following duties:
(a)evaluate the quarterly financial information, interim financial statements and financial statements;
(b)supervise the financial area;
(c)ensure that the Statutory Executive Board of Officers develops reliable internal controls;
(d)ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;
(e)establish with the independent audit the work plan and the fee proposal;
(f)issue opinions on the hiring, compensation and replacement of the services of the independent audit;
(g)interact with the independent audit on matters related to the audit procedure;
(h)evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and
(i)evaluate and monitor the Company’s risk exposures.
§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.
§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.
CHAPTER VII
FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT
Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:
(a)a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;
(b)the amounts allocated to Contingency Reserves, if constituted;
(c)the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and
(d)the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.
§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article

202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.
§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.
§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:
GCO = Adjusted EBITDA – Maintenance Capex
Where:
“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.
“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.
“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.
§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.
Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.
Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:
(a)declare a semi-annual dividend, on account of the annual dividend;
(b)raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;
(c)declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.
Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.
CHAPTER VIII
TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST
Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.
§ One – For the purposes of these Bylaws:

(a)"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b)“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;
(c)“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);
(d)“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;
(e)“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f)“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.
§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.
§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:
(a)Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and
(b)one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.
§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.
§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.
§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.
§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.
§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.
§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.
§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.
§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX
SALE OF CONTROL
Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X

PROCEDURES FOR NEW ACQUISITIONS
Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.
§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.
§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.
§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.
CHAPTER XI
LIQUIDATION
Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII
ARBITRATION PROCEEDING
Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

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